2008 ANNUAL REPORT


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WIRELESS RONIN®
TECHNOLOGIES

COMMUNICATING AT LIFE SPEED™

Dear Shareholders:

During 2008, Wireless Ronin Technologies took important steps to position the Company for long term success. We preserved and expanded our key client relationships as well as attracted new customers. We grew year-over-year revenues and took control of expenses and infrastructure costs to better align with our current and forecasted revenue levels. As a result, we ended the fourth quarter with a continued trend of improving gross margins. Further, we invested in our product offering, creating what is considered to be the best-in-class software offering in this industry.

Our company is fortunate to have strong executive leadership, talented and dedicated team members, an involved board of directors, and dedicated shareholders to support the Company as it moves forward. RoninCast® software is a unique and highly differentiated product offering, supported by a world-class technology platform. In addition, we stand as one of the only companies in the digital signage market to provide software and service solutions that meet the demands of mission critical display environments such as menu boards in quick serve restaurants (QSR).

Financial Results

For the full year of 2008, we reported revenue of $7.4 million, a 23 percent increase from revenue of $6.0 million in 2007. Full year gross margin which reflects both inventory accounting adjustments and the investments in the Company's network operations center, or NOC, averaged 10.7 percent. Excluding the inventory accounting adjustments and the impact of the investments, adjusted gross margin would have been 21.8 percent for the year*.

In 2008, we also reported a net loss of $20.7 million, or $1.41 basic and diluted share, compared to a net loss of $10.1 million, or $0.82 per basic and diluted share, in 2007. The increase in net loss for 2008 reflects the higher operating expenses to support anticipated growth opportunities, investments in the Company's NOC for customer testing and program pilots, the impairment of the network equipment held for sale, related to the NewSight receivable, and the impairment charge on intangible assets, related to the Canadian acquisition. The 2008 results also included costs of approximately $1.3 million, or $0.09 per basic and diluted share*, of non-cash stock compensation expense related to FAS123R compared to approximately $1.2 million or $0.09 per basic and diluted share*, in 2007.

Late in the year, the Company implemented two separate workforce reductions reducing its employee and contractor count by approximately 40 percent. The combined severance charge from the two workforce reductions totaled approximately $274,000 or $0.02 per basic and diluted share* in the fourth quarter of 2008. As a result, operating expenses, excluding one-time adjustments, declined by approximately $1.0 million* in the fourth quarter of 2008 compared to the third quarter of 2008.

Cash and marketable securities at December 31, 2008, totaled approximately $14.0 million compared to $29.6 million at December 31, 2007. Both totals include $450,000 of restricted cash. The decline in cash and marketable securities reflects the funding of the Company's operations and investments in capital infrastructure during the year.

Key Growth Drivers for our Business

I am excited by the opportunities that continue to unfold in the digital signage industry. This market continues to evolve and we believe we will eventually see a tidal shift to this technology platform. What is exciting for Wireless Ronin and its future is that there are now clear signs that the industry is coming of age and businesses are starting to see the value proposition that this medium offers.

Companies, both large and small, that seek to invest in digital signage solutions are looking for business models that will be there for the long-term. The Company is in a unique position to capture this market opportunity. Supported by outstanding software and services, that are getting even stronger and more feature-rich, every day through our ongoing development process we will be able to take advantage of this demand.

We combine that best-in-class software with the ability to deliver both standard and customized web portal online management systems. These systems leverage our ability to provide hosted solutions while simultaneously giving the customer control of desired features and functions for their network. Add to this an established support infrastructure, or network operations center, for real-time monitoring of networked deployments and we have a business model that is positioned for the long term. We have engineered a platform that is capable of supporting large-scale, global deployments in thousands of locations, while nimble enough to scale to support smaller customers with more localized needs. The Company provides software and support to maintain and enhance digital signage deployments across a wide range of industries. Successfully applying that expertise can produce margins that will drive shareholder value.

Focus for the Future

Our tasks for the future are clear. We will operate our business more efficiently by first focusing on the part of the business we do best. That is, developing and delivering software solutions and digital signage support services. Second, we will focus on our cost structure to deliver margins which will be rewarded through increased valuation. And third, we will continue to deliver successful solutions to our key customers such as KFC, Aramark, and Thomson Reuters, meeting their critical needs for digital signage in complex environments.

Our goal moving forward will be to maintain and enhance our position as a recognized leader in the digital signage industry. We will strive to continue our steady growth year-over-year, provide a great place to work for our employees, and deliver returns to our shareholders by driving higher profitability, cash flow, and return on invested capital. I'd like to thank our employees for their continued dedication, our customers for their continued loyalty and our shareholders for their continued support. I look forward to updating you as we make progress towards our strategic goals.



Sincerely,

James C. Granger

James C. (Jim) Granger
President and Chief Executive Officer
April 2, 2009

This report contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this report refer to our expectations regarding continuing operating improvement and other matters. These forward-looking statements reflect our expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance are set forth under "Risk Factors" in the attached Form 10-K.

*Also included in this report are certain non-GAAP financial measures, which include adjusted operating cash flow, adjusted return on invested capital and adjusted diluted earnings per share. For additional information, including reconciliation from GAAP financial measures to non-GAAP financial measures, please review the Non-GAAP Financial Measurements section located at the end of this report.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-33169

Wireless Ronin Technologies, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1967918**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5929 Baker Road, Suite 475, Minnetonka MN 55345
(Address of principal executive offices) (Zip Code)

(952) 564-3500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock ($0.01 par value)	**Nasdaq Global Market**
(Title of class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Exchange Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the common equity held by non-affiliates of the issuer as of June 30, 2008, was approximately $62,642,870, based upon the last sale price of one share on such date.

As of March 9, 2009, the issuer had outstanding 14,849,860 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this document is incorporated by reference to specified portions of the registrant's definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

TABLE OF CONTENTS

PART I

ITEM 1 *BUSINESS*

Overview

Wireless Ronin Technologies, Inc. is a Minnesota corporation incorporated on March 23, 2000. Originally we sought to apply our proprietary wireless technology in the information device space and focused on an "industrial strength" personal digital assistant. Beginning in the fall of 2002, we shifted our focus to digital signage solutions and designed and developed RoninCast® software, which we first released in the spring of 2003.

We now provide dynamic digital signage solutions targeting specific retail and service markets. Through a suite of software applications marketed as RoninCast®, we provide an enterprise-level or hosted content delivery system that manages, schedules and delivers digital content over wireless or wired networks. Additionally, RoninCast® software's flexibility allows us to develop custom solutions for specific customer applications.

In August 2007, we acquired privately held McGill Digital Solutions, Inc. (now known as Wireless Ronin Technologies (Canada), Inc. ("WRT Canada")). Based in Windsor, Ontario Canada, WRT Canada provides custom interactive software solutions, content engineering / creative services, and is home to our automotive business development team. Through e-learning and e-marketing WRT Canada develops the competencies and knowledge of the people who most influence product sales — sales associates and their customers.

Business Strategy

Our objective is to be the premier provider of dynamic digital signage systems to customers in our targeted retail and service markets. To achieve this objective, we intend to pursue the following strategies:

Focus on Vertical Markets. Our direct sales force focuses primarily on the following vertical market segments: automotive, quick serve restaurant ("QSR") and retail. Within retail, we focus both on "retailers," such as department stores and big box, and "consumer good manufacturers," such as brands being carried within a retail environment. To attract and influence customers, all three of these vertical markets continue to seek new mediums that provide greater flexibility and visual impact in displaying content. We focus on markets in which we believe our solution offers the greatest advantages in functionality, implementation and deployment over traditional media advertising.

Leverage Strategic Relationships. We seek to develop and leverage relationships with market participants, such as hardware manufacturers, to integrate complementary technologies with our solutions. We believe that such strategic relationships will enable access to emerging new technologies and standards and increase our market presence.

Market and Brand Our Products and Services Effectively. Our key marketing objective is to establish RoninCast® dynamic digital signage as an industry standard. Our marketing initiatives convey the distinguishing and proprietary features of our products, including wireless networking, centralized content management and custom software solutions.

Our strategy has included establishing a strong presence at national trade shows, such as NRF (National Retail Federation), Globalshop, Digital Signage Expo, InfoComm and Digital Signage Expo - EAST. NRF is the retail industry's largest trade show. Globalshop is a U.S. trade show focused on the in-store shopping experience. Digital Signage Expo, a trade show dedicated solely to digital signage products, attracts attendees from a variety of markets, including retail, financial, hospitality and public spaces. InfoComm is a trade show for the professional audio/video and information communications industry. Digital Signage Expo — EAST is an East coast show launched in 2008 dedicated to digital signage and interactive technology. We also participate in the International Retail Design Conference (IRDC). IRDC is the premier educational and networking event for the store design and merchandising community, drawing speakers and attendees from throughout the U.S. and abroad.

Outsource Non-Specialized Operating Functions. We outsource certain non-specialized support functions such as system installation, fixturing, integration and technical field support. In addition, we purchase from manufacturers such items as stands, mounts, custom enclosures, monitors and computer hardware. We believe that our experience in managing complex outsourcing relationships improves the efficiency of our digital signage solutions and allows us to focus on developing software solutions.

Create Custom Solutions. Although RoninCast® is an enterprise solution designed for an array of standard applications, we also develop custom systems that meet the specific business needs of our customers. As digital signage technology continues to evolve, we believe that creating custom solutions for our customers is one of the primary differentiators of our value proposition.

Create Content Solutions. We continue to expand our strategic planning, creative design and content engineering abilities. Our creative team develops creative strategies for both internal and external initiatives. We continue to produce award-winning work both for our clients and for our own use. In 2008, much of our marketing and sales material was created in-house.

Develop New Products. Developing new products and technologies is critical to our success. Increased acceptance of digital signage will require technological advancements to integrate it with other systems such as inventory control, point-of sale and database applications. In addition, digital media content is becoming richer and we expect customers will continue to demand more advanced requirements for their digital signage networks. We intend to listen to our customers, analyze the competitive landscape and continually improve our products.

In February 2008, we launched our first industry-specific digital signage solution for one of our focused vertical markets. As an example of new products, *RoninCast for Automotive* is built on the RoninCast® software platform and WRT Canada's years of experience working within the automotive industry. The *RoninCast for Automotive* system offers an interactive solution that impacts every area of the dealership, including dealership showrooms, finance and insurance, and service and parts.

In December 2008, we were once again recognized for vertical product excellence when VMSD Magazine named RoninCast® Digital Menu Boards to the List of Best New Products of 2008.

Industry Background

Digital Signage. Digital signage is a visually dynamic, targeted, flexible and affordable way for direct marketing advertisers to reach consumers. At one point in time, place-based advertisers settled for the "shotgun blast" marketing approach of sending out a general message to a large group of people, in hopes that it would resonate with as many members of that group as possible. But that was a hit-or-miss approach. Advertisers prefer to send customized messages tailored to the specific needs, wants and desires of individual consumers — in essence, reaching individuals directly as opposed to reaching the masses indirectly.

So what is digital signage? The simplest example is a flat-panel screen, often evident in retail stores, quick serve restaurants, casinos, banks/financial institutions, and hospitality environments that digitally features a mix of promotions, advertisements and entertainment.

Growth of Digital Signage. We believe there are four primary drivers to the growth of digital signage:

- *Changes in the advertising landscape.* Media expenditures since the 1950s have gone primarily to television, followed by newspapers, magazines and commercial radio. But this 50-year trend has now realized its apex, with generational declines in consumption among Gen X and Gen Y. A February 12, 2007 article in Media Week states that where we used to have only Web portals and sites, we now have VOIP telephony, digital signage and mobile media. The "descending triangle" of traditional media is being displaced by the "ascending triangle" of Internet-enabled media, composed of web-based media, e-mail, mobile media and digital-signage media. The Internet is now blending with out-of-home networked media to form this rapidly integrated media cluster, which is displacing the descending media triangle of television, print, and commercial radio.

- *Growing awareness that digital signage is more effective.* Research presented at the 2005 Digital Signage Business conference shows that digital signage receives up to 10 times the eye contact of static signage and, depending upon the market, may significantly increase sales for new products that are digitally advertised. A study by Arbitron, Inc. found that 29% of the consumers who have seen video in a store say they bought a product they were not planning on buying after seeing the product featured on the in-store video display. We believe that our dynamic digital signage solutions provide a valuable alternative to advertisers currently using static signage.

- *Decreasing hardware costs associated with digital signage.* The high cost of monitors has been an obstacle of digital signage implementation for a number of years. The price of digital display panels has been falling due to increases in component supplies and manufacturing capacity. As a result, we believe that hardware costs are likely to continue to decrease, resulting in continued growth in this market.

- *Compliance and effectiveness issues with traditional point-of-purchase signage.* Our review of the current market indicates that most retailers go through a tedious process to produce traditional static point-of-purchase and in-store signage. They create artwork, send such artwork to a printing company, go through a proof and approval process and then ship the artwork to each store. According to an article appearing in The Retail Bulletin (February 19, 2006), it is estimated that less than 50% of all static in-store signage programs are completely implemented once they are delivered to stores. We believe our signage solution can enable prompt and effective implementation of retailer signage programs, thus significantly improving compliance and effectiveness. We believe calorie information compliance rules, as seen in New York and other states requiring restaurants with at least 15 locations in a chain to prominently display calorie information in-store, represent an additional opportunity within the digital signage industry.

The RoninCast® Solution

RoninCast® solutions offer a digital alternative to static signage that provides our customers with a dynamic visual marketing system designed to enhance the way they advertise, market, deliver and update their messages to targeted audiences. Our technology can be combined with interactive touch screens to create new platforms for assisting with product selection and conveying marketing messages. For example, we designed the Ford SYNC™ interactive touch screen kiosk for auto shoppers at Ford dealerships.

RoninCast® software enables us to deliver a turn-key solution that includes project planning, innovative design services, network deployment, software training, equipment, hardware configuration, content development, implementation, maintenance, 24/7 help desk support and a full-service network operations center.

Our software manages, schedules, and delivers dynamic digital content over wired or wireless networks. Our solution integrates proprietary software components and delivers content over proprietary communication protocols.

RoninCast® is an enterprise or hosted software solution which addresses changes in advertising dynamics and other traditional methods of delivering content. We believe our product provides benefits over traditional static signage and assists our customers in meeting their objectives for a successful marketing campaign.

In 2007, we established a full service network operations center, manned 24/7, in Minnetonka, Minnesota, supported by a redundant center in Des Moines, Iowa. Our operators send schedules and content, gather data from the field, flag and elevate field issues and handle customer calls. The servers in both locations communicate in real-time with the devices deployed at our customer locations.

Features and benefits of the RoninCast® system include:

- *Centrally Controlled.* RoninCast® software empowers the end-user to distribute content from one central location. As a result, real-time marketing decisions can be managed in-house, ensuring retailers' communication with customers is executed system-wide at the right time and the right place. Our content management software recognizes the receipt of new content, displays the content, and reports back to the central location(s) that the media player is working properly.

- *Wireless Delivery.* RoninCast® software can distribute content within an installation wirelessly. RoninCast® software is compatible with current wireless networking technology and does not require additional capacity within an existing network. RoninCast® software uses Wireless Local Area Network (WLAN) or wireless data connections to establish connectivity. By installing or using an existing onsite WLAN, the RoninCast® digital signage solution can be incorporated throughout the venue without any environmental network cabling. We also offer our cellular communications solution for off-site signage where WLAN is not in use or practical.

- *Ease and Speed of Message Delivery.* Changing market developments or events can be quickly incorporated into our system. The end-user may create entire content distributions on a daily, weekly or monthly basis. Furthermore, the system allows the end-user to interject quick daily updates to feature new or overstocked items and then automatically return to the previous content schedule.

- *Data Collection.* Through interactive touch screen technology, RoninCast® software can capture user data and information. This information can provide feedback to both the customer and the marketer. The ability to track customer interaction and data mine user profiles, in a non-obtrusive manner, can provide our customers feedback that would otherwise be difficult to gather.

- *Integrated Applications.* RoninCast® software can integrate digital signage with other applications and databases. RoninCast® software is able to use a database feed to change the content or marketing message, making it possible for our customers to deliver targeted messages. Data feeds can be available either internally within a business or externally through the Internet. For example, our customers can specify variable criteria or conditions which RoninCast® software will analyze, delivering marketing content relevant to the changing environment. This data can come from a myriad of sources, such as point-of-sale systems in a retail store or a slot-machine manager in a casino.

- *Scalability/Mobility.* The RoninCast® system provides the ability to easily move signage or "scale-up" to incorporate additional digital signage. Displays can be moved to or from any location under a wireless network. Customers are able to accommodate adds/moves/changes within their environment without rewiring network connections. And when the customer wants to add additional digital signage, only electrical power needs to be supplied at the new location.

- *Compliance/Consistency.* RoninCast® software addresses compliance and consistency issues associated with print media and alternative forms of visual marketing. Compliance measures the frequency of having the marketing message synchronized primarily with product availability and price. Compliance issues cause inconsistencies in pricing, product image and availability, and store policies. RoninCast® software addresses compliance by allowing message updates and flexible control of a single location or multiple locations network-wide. RoninCast® software allows our customers to display messages, pricing, images and other information on websites that are identical to those displayed at retail locations.

- *Network Control.* Each remote media player is uniquely identified and distinguished from other units as well as between multiple locations. RoninCast® software gives the end-user the ability to view the media player's status to determine if the player is functioning properly and whether the correct content is playing. A list of all units on the system is displayed, allowing the end-user to view single units or clusters of units. The system also allows the end-user to receive information regarding the health of the network before issues occur. In addition, display monitors can be turned on or off remotely.

Industry Recognition

In February 2008, Wireless Ronin was awarded three Apex Awards for various projects during the Digital Signage Expo (DSE) & Interactive Technology Expo (ITE): Environment Design Integration for KFC/YUM! Brands Menu Boards, Hospitality for Carnival Corporation and Interactive Innovation for Ford Motor Company. DSE / ITE is a leading industry show dedicated to digital signage and interactive technology.

In March 2008, our company won POPAI's Silver Digital Signage Award for Hospitality/Entertainment Network — Digital Menu Boards for work done for KFC/YUM! Brands and for Government / Education / Corporation Network — "InfoPoint" for work done for Thomson Reuters. This awards contest through Point of Purchase Advertising International (POPAI) recognizes the most innovative and effective marketing at-retail displays and programs that improve sales and make products memorable and enticing to consumers.

In September 2008, during the Digital Signage Expo — EAST, Wireless Ronin took home Content Awards for creative design and execution of in-store solutions for Gabberts Fine Furnishings and Interior Design and for the digital signage content found at the Las Vegas Convention Center.

In addition, VMSD Magazine (Visual Merchandising + Store Display) recognized RoninCast Digital Menu boards — KFC/YUM! Brands — as one of the Best New Products of 2008.

Our Markets

We generate revenue through system sales, license fees and separate service fees for consulting, hosting, training, content development and implementation services, and for ongoing customer support and maintenance. We currently market and sell our software and service solutions through our direct sales force and value added resellers.

We market to companies that deploy point-of-purchase advertising or visual display systems and whose business model incorporates marketing, advertising, or delivery of messages. Typical applications are retail and service business locations that depend on traditional static point-of-purchase advertising. We believe that any retail businesses promoting a brand or advertisers seeking to reach consumers at public venues are also potential customers. We believe that the primary market segments for digital signage include:

Automotive. RoninCast for Automotive delivers relevant content to all areas of a dealership and to special events like auto shows. It includes pre-built automotive design templates and content along with our Automotive Content Management System and Dealer Ad Planner tools. Interactive touch screens deliver detailed product information that informs and educates customers and employees alike.

QSR (Quick Serve Restaurants). The use of menu boards and promotional boards both in-store and in the drive-through allow QSRs to address the unique challenges of the industry, allowing for immediate compliance, the ability to quickly update pricing, and highlight new items.

Retail. Digital signage allows retailers to set promotions to fit various demographics of customers and their respective shopping patterns and cycles, and to offer services that more effectively compete with online retailers. Digital signage also effectively addresses retailers' challenge of point-of-purchase compliance.

Select Customers

Historically, our business has been dependent upon a few customers. Our goal is to broaden and diversify our customer base. Our client base has grown organically and through our acquisition from 99 clients at the end of 2007 to 200 clients at the end of 2008. Detail on key customers is as follows:

- *Chrysler (BBDO Detroit/Windsor)* — WRT Canada has been managing a data-driven touch screen kiosk program for Chrysler for over eight years with over 2,400 dealers installed. In 2007, Chrysler partnered with our company to create the next evolution of the Chrysler Vehicle Information Centre as a RoninCast® interactive digital signage solution. A pilot project was launched mid-year 2007. Key national markets across Canada were selected for the test. Care was given to choose a range of dealerships representative of Chrysler Canada. Results were analyzed and focus group conference calls collected dealer feedback, comments and suggestions. The outcome was the development of a national rollout plan that has not yet been implemented and may be delayed due to current market conditions. Chrysler has also utilized the RoninCast®-driven Vehicle Information Center at major auto shows in the U.S. and Canada. Sales to Chrysler, through BBDO Detroit/Windsor, represented 31.8% and 18.3% of total sales for the years ended December 31, 2008 and 2007, respectively.

- *KFC* — In December 2007, Wireless Ronin entered into an information technology products and services master terms and conditions agreement with Yum Restaurant Services Group, Inc. ("Yum"). That agreement established standard terms and conditions pursuant to which we may provide goods and services to Yum's commonly owned affiliates such as Taco Bell Corp., Pizza Hut, Inc., KFC U.S. Properties, Inc., Long John Silvers, Inc., and A&W Restaurants, Inc. To date, we have currently deployed digital menu boards in over 80 KFC locations throughout the United States. The Louisville and Oklahoma City metro regions are currently 100% digital. KFC continues to measure sales lift and menu board effectiveness as its digital footprint grows. Sales to KFC represented 17.9% in 2008. Our relationship with KFC began in 2007 and sales to KFC represented less than one percent of total sales in 2007.

- *ARAMARK* — We have worked with ARAMARK since April of 2008. ARAMARK provides managed food service for thousands of locations in 10 verticals worldwide. We have been engaged by the Higher Education division to support menu boards and touch order screens on university campuses. We are currently expanding our services into elementary and secondary schools. ARAMARK has a corporate services group, Innovative Dining Solutions, which acts as a service bureau for many tasks for the various vertical markets. Innovative Dining Solutions has engaged our company in the healthcare industry. We currently provide all aspects of the related digital signage needs, including hosting and content, though as ARAMARK expands it may take a larger role in content creation as well as potentially hosting its own solution. Sales to ARAMARK represented 3.2% of our total sales in 2008.

- *Thomson Reuters* — In June 2007, we entered into a master services agreement with Reuters Limited to manage and maintain Reuter's InfoPoint network at digital signage locations in and outside the United States. We supply a complete solution to Thomson Reuters including hardware, software and hosting. The InfoPoint network is a lifestyle, news, information and pictures-based digital signage display network designed for the out-of-home market. The network is designed for public spaces, lobbies, waiting areas and walkways. Our RoninCast® digital signage software is supplied to Reuters through our reseller partner, Richardson Electronics. Reuters is the world's largest international multimedia news agency, providing investing news, world news, business news, technology news, headline news and small business news via the internet, video, mobile and interactive television platforms. We provide system support to Reuters' network on a 24-hour per day, 7-day per week and 365 days per year basis. Sales to Thomson Reuters represented 2.5% of total sales in 2008. Our relationship with Thomson Reuters began in 2007 and sales in 2007 represented less than one percent of total sales.

Product Description

RoninCast® is a dynamic digital signage network solution that combines scalable, secure, enterprise-compliant, proprietary software with off the shelf or customer owned hardware. This integrated solution creates a network capable of controlling management, scheduling and delivering content from a single location to an enterprise-level system.


Master Controller Server
INTERNET
End Point Controller
Wireless Access Point
Master Controller Client Seats
Centralized Control
Security
256-Bit AES Encryption
Proprietary Software
Challenge-Response Verification
Laptop w/ Site Controller
NOTE: Optional
Media Player
and
Display
In-Store Configuration

Master Controller (MC) — The MC is divided into two discrete operational components: the Master Controller Server (MCS) and the Master Controller Client (MCC). The MCS provides centralized control over the entire signage network and is controlled by operators through the MCC graphical user interface. Content, schedules and commands are submitted by users through the MCC to be distributed by the MCS to the End-Point Controllers. Additionally, through the MCS, network and content reports, and field data are viewed by operators utilizing the MCC.

End-Point Controller (EPC) — The EPC receives content, schedules and commands from the centralized MCS. It then passes along the information to the End-Point Viewers in its local environment. The EPC then sends content, executes schedules and forwards commands that have been delivered. Additionally, the EPC monitors the health of the local network and sends status reports to the MCS.

End-Point Viewer (EPV) — The EPV software displays the content that has been distributed to it from the EPC or the Site Controller. It keeps track of the name of the content that is currently playing, and when and how many times it has played. This information is delivered back to the MCS through the EPC.

Site Controller (SC) — The SC provides localized control and operation of an installation. It is able to deliver, broadcast, or distribute schedules and content. The level of control over these operations can be set at specific levels to allow local management access to some or all aspects of the network. The SC also allows information to be reviewed regarding the status of their local RoninCast® network. It is also used as an installation and diagnostic tool.

Network Builder (NB) — The NB allows operators to set up virtual networks of signage that create groups for specific content distribution. EPVs can be grouped by location, type, audience, or whatever method the user chooses.

Schedule Builder (SB) — The SB provides users the ability to create schedules for extended content distribution. Schedules can be created a day, a week, a month or a year at a time. These schedules are executed by the EPCs at the local level.

Zone Builder (ZB) — The ZB allows screen space to be divided into discreet sections (zones) that can each play separate content. This allows reuse of media created from other sources, regardless of the pixel-size of the destination screen. Additionally, each zone can be individually scheduled and managed.

RoninCast® Wall (RCW) — The RCW provides the ability to synch multiple screens together to create complex effects and compositions such as an image moving from one screen to the next screen, or all screens playing new content at one time.

Database Client (DBC) — The DBC allows for automation of control of the RoninCast® network. Information can be retrieved from a database and sent to the EPVs automatically. This software is best suited for implementation where information changes on a regular basis, such as meeting room calendars or arrival and departure times, or data feeds from the Internet (for example, stock prices or sports scores).

Event Log Viewer (EVL) — The EVL allows the user to easily analyze logs collected from the field in an organized manner. Filtering and sorting of data in any aspect further simplifies the analysis.

Software Development Kit (SDK) — The SDK is provided so that customers can create their own custom applications that can interface with the RoninCast® network. This provides the ultimate in flexibility for our customers who wish to create their own look-and-feel.

Key Components

Key components of our solution include:

User-Friendly Network Control

When managing the RoninCast® network, the ability to easily and intuitively control the network is critical to the success of the system and the success of the customer. Customer input has been, and continues to be, invaluable in the design of the RoninCast® Graphical User Interface. Everything from simple design decisions, such as menu layout, to advanced network communication, such as seeing the content play on a remote screen, is designed to be user-friendly and intuitive.

Diverse Media and Authoring Choices

With the myriad of media design tools available today, it is vital that RoninCast® software stay current with the tools and technologies available. RoninCast® software started with Macromedia Flash, and while Flash remains a large percentage of content created and deployed, we have continued to innovate and expand the content options available. Today we offer video (MPEG1, MPEG2, MPEG4, WMV, AVI, QT, MOV), Macromedia Flash (SWF), still images (JPEG, BMP), and audio (MP3, WAV). Additionally, raw data feeds (from internal or Internet sources) can be processed and displayed as tickers that can be integrated into any screen layout. As media technologies continue to emerge and advance, we plan to expand the media choices for RoninCast® solutions.

Intelligent Content Distribution

The size and complexity of the content being sent to digital displays are growing. In order for RoninCast® software to maintain network friendliness across wired and wireless connections, it is important that as few bytes as possible are sent. There are several ways that we enable this.

The system utilizes a locally installed librarian that takes advantage of unused space on the hard-drive to track and manage content. Only files that are needed at the EPVs are transferred, saving on network bandwidth.

RoninCast® software supports content transfer technologies other than one-to-one connections. One such technology is multicast satellite distribution. This is widely used in corporations such as big-box retailers that distribute large quantities of data to many locations.

Often it is not the content itself that needs to be changed, but the information within the content that needs to be changed. If information updates are needed, instead of creating and sending a new content file, RoninCast® software can facilitate the information swap. Through Macromedia Flash and the RoninCast® Database Client, changing content information (instead of the content itself), can be facilitated through mechanisms such as Active Server Pages (ASP, PHP). This reduces updates from mega-bytes to the few bytes required to display a new piece of data (such as a price).

Distributed Management

In order for RoninCast® solutions to be scalable to large organizations, it is necessary that each individual installation not burden the MC with everyday tasks that are required to manage a complex network. To this end, the MC offloads much of its work and monitoring to the EPCs. On the local network, the EPCs execute schedules, monitor EPVs, distribute content, and collect data. The only task that is required of the MC is to monitor and communicate with the EPCs. In this way, expansion of the RoninCast® network by adding an installation does not burden the MC by the number of screens added, but only by the single installation.

Enterprise-Level Compatibility

RoninCast® software is designed to easily integrate into large enterprises and become part of the suite of tools that are used every day. The RoninCast® Server applications (MCS and EPC) run under Windows (2K, XP and 2K+ Server), and Linux server technology. In order to accommodate our customers' network administrators, our software supports the ability to use ASP and PHP to create controlled, closed-loop interfaces for the RoninCast® system.

Flexible Network Design

One of the strengths of the RoninCast® network is the ease and flexibility of implementation and expansion. RoninCast® software is designed to intelligently and successfully manage myriad connection options simultaneously, both internally to an installation and externally to the Internet.

RoninCast® solutions can be networked using Wired LAN and/or Wireless LAN technology. With Wireless LAN, time and costs associated with installing or extending a hardwired network are eliminated. Wireless LAN offers customers freedom of installations and reconfigurations without the high costs of cabling. Additionally, a new installation can be connected to the Internet through dial-up/DSL telephone modems, wireless data communications or high-throughput enterprise data-pipes.

In order to communicate with the MCS, a new installation can be connected to the Internet through dial-up/DSL telephone modems, digital mobile communication (such as CDMA or GPRS), or high-throughput enterprise data-pipes.

Security

Essential to the design of RoninCast® software is the security of the network and hence the security of our customers. In order to provide the most secure installation possible, we address security at every level of the system: RoninCast® communication, operating system hardening, network security and user interaction.

RoninCast® software utilizes an unpublished proprietary communication protocol to communicate with members of the system. All information that is sent to or from a network member is encrypted with an industry standard 256-bit encryption scheme that is rated for government communication. This includes content for display as well as commands to the system, such as those for maintenance and data retrieval. Additionally, all commands are verified by challenge-response where the receiver of communication challenges the sender to prove that in fact it was sent from that sender, and not a potential intruder.

In order for computers to be approved for use on the RoninCast® network, their operating systems (whether Windows or Linux) go through a rigorous hardening process. This hardening removes or disables extraneous programs that are not required for the core operation of RoninCast® applications. The result is a significantly more stable and secure base for the system as a whole.

Wireless and wired LAN each pose different levels of security exposure. Wireless LAN has the most exposure to potential intruders. However, both can be accessed. In order to create a secure network, we utilize high-level industry-standard wireless LAN equipment and configure it with the highest level of security. When necessary, we work with our customers, analyze their network security and recommend back-end computer security hardware and software that will help make both their network and the RoninCast® network as secure as possible.

RoninCast also uses a username/password mechanism with four levels of control so that access and functionality can be granted to a variety of users without having to give complete control to everyone. The four levels are separated into root (the highest level of control with complete access to the system), administrators (access that allows management of RoninCast's hardware and software), operators (access that allows the management of the media playing), and auditors (access that is simply a "looking glass" that allows the viewing of device status, media playing, etc.). Additionally, in order to facilitate efficient management of access to the system, RoninCast resolves usernames and passwords with the same servers that already manage a customer's infrastructure.

Network Operations Center

We offer a full service network operations center ("NOC"), manned 24/7, in Minnetonka, Minnesota, supported by a redundant center in Des Moines, Iowa. The computers in both locations communicate in real-time with the devices deployed at our customer locations.

Our NOC operators send schedules and content, gather data from the field, flag and elevate field issues and handle customer calls. RoninCast's dynamic nature allows our customers to purchase subscriptions at the level of service they desire. Some customers may want us to manage all aspects of their RoninCast network, whereas other customers may want us to monitor for field issues, but manage the schedules and content themselves.

In addition to normal RoninCast management, customers can subscribe to dynamic data from the Internet, such as weather or stock quotes. This data is received by our servers and distributed to the desired End-Point Viewers in the field. Multiple language feeds can be supported with only the needed information arriving at each location. Due to the scalability of RoninCast, each Master Controller Server in the NOC can manage one or many customers.

Our Suppliers

Our principal suppliers include the following:

- NEC Display Solutions, Electrograph and Synexx for monitors;
- Bell Micro, NowMicro and NEC for computers;
- Chief Manufacturing, Inc. for fixtures; and
- United Service Source and ASD for installation services.

We have no long-term agreements with any of our suppliers.

Agreements with NewSight

On August 10, 2007, we announced that our largest customer during 2007, NewSight Corporation ("NewSight"), had re-prioritized various elements of its planned digital signage system implementations, including a delay in the rollout of network installations into large, upscale malls, and the launch, installation and operation of digital signage networks in physicians' offices. In connection with NewSight's re-prioritization, we agreed to provide digital signage to retrofit 102 stores of an existing network and newly configure approximately 79 stores of a grocery store chain in the Midwest, Meijer, Inc. ("Meijer"), under a digital signage agreement.

In consideration of our undertaking to complete the Meijer Network (as defined below), we agreed to take a promissory note and security interest in certain equipment, while we understood NewSight was in the process of raising capital. Effective October 8, 2007, NewSight issued us a Secured Promissory Note (the "Note") for goods provided and services rendered, in an original principal amount of $1,760,177. In connection with the issuance of the Note, we also entered into a Security Agreement, dated October 12, 2007, with NewSight pursuant to which we acquired a security interest in certain collateral of NewSight, consisting of all existing and after-acquired video screens and monitors and other equipment for digital signage then or thereafter provided by us to NewSight, including all such equipment located in the Fashion Square Mall in Saginaw, Michigan and the Asheville Mall in Asheville, North Carolina, and any grocery store premises operated by Meijer and its affiliates (the "Meijer Network") and all related hardware, software and parts used in connection with such equipment or the Meijer Network and all proceeds from such personal property, but not including any intellectual property of NewSight (the "Collateral"). Pursuant to the Note, this debt obligation would mature on the first to occur of (1) successful completion of NewSight's financing efforts, or (2) December 31, 2007.

We extended the term of the Note to allow NewSight more time to complete its financing efforts, on January 7, 2008, April 4, 2008 and June 5, 2008. In connection with the first of such extensions, we agreed to credit NewSight customer deposits aggregating $277,488 against the amount of the Note. In connection with the second extension, we agreed to terminate several other agreements we had with NewSight: the physician office agreement to develop the "NewSight on Health" physicians network; the agreement for development of the Pyramid Mall network; and the 3-D software development agreement.

The Note, as amended, matured on August 15, 2008. NewSight's aggregate indebtedness to us, including the Note, accrued interest, and all accrued warehousing fees and expenses and network operating and maintenance expenses, totaled $2,761,608, net of deferred revenue of $1,029,796, at such date (the "Aggregate Indebtedness"). Given NewSight's inability to obtain financing that would have allowed it to repay this obligation and given the termination of NewSight's business relationship with Meijer regarding the Meijer Network, we entered into negotiations with NewSight and its principal creditor, Prentice Capital Management, L.P. ("Prentice"), to obtain ownership of the Collateral (other than the Released Collateral (as defined below)) (the "Surrendered Collateral") in recognition of our rights as a secured creditor. The "Released Collateral" represented Collateral presently installed at the stores operated by CBL Associated at the Fashion Square Mall and the Asheville Mall.

On August 21, 2008, we entered into a Turnover and Surrender Agreement with NewSight (the "Turnover and Surrender Agreement") under which NewSight surrendered, transferred and turned over to us, and we accepted, the Surrendered Collateral in full satisfaction of the Aggregate Indebtedness. We agreed that, except for the obligations under the Turnover and Surrender Agreement, NewSight has no further obligations to us. The Surrendered Collateral was turned over and surrendered to us on an "as is" and "where is" basis. Under the Turnover and Surrender Agreement, NewSight granted us an irrevocable license and consent to enter into any properties licensed to or leased by NewSight for the purpose of taking possession and control of such collateral. NewSight further agreed to indemnify and hold us and our subsidiary, and all of our shareholders, agents, officers and directors harmless against any and all claims, losses and expenses (including attorneys fees) related to any claims against us as a result of a breach of any covenant, representation or warranty by NewSight in the Turnover and Surrender Agreement, and claims by any creditor, shareholder or trustee of NewSight relating to the transfer and surrender under the Turnover and Surrender Agreement. We and NewSight also agreed to a mutual release of all claims except obligations arising under the Turnover and Surrender Agreement.

In addition, we entered into a Consent Agreement with Prentice on August 21, 2008 (the "Consent Agreement") pursuant to which Prentice consented to the terms and conditions of the Turnover and Surrender Agreement. The Consent Agreement also provided for the allocation of any future proceeds received or paid to us in connection with the Surrendered Collateral or the Meijer Network. In general, such funds would be applied in the following manner: (1) first to payment of our expenses in connection with the turnover and surrender, (2) second to payment of our expenses in connection with replacing, modifying or enhancing the Surrendered Collateral, (3) third to our company in payment of the Aggregate Indebtedness, (4) fourth the next $100,000 of proceeds would be allocated 70% to our company and 30% to Prentice, and (5) fifth all remaining proceeds would be allocated 50% to our company and 50% to Prentice. These allocations also applied in the event of the sale or contribution by our company of the Surrendered Collateral or the Meijer Network. However, such allocations did not apply to amounts paid or payable to our company in payment or reimbursement of our monthly costs to operate or service the Meijer Network. The rights and interests granted by our company to Prentice under the Consent Agreement were to expire on the third anniversary of the Consent Agreement. We and Prentice also generally agreed to a mutual release of all claims.

On August 21, 2008, we also entered into an Interim Operating Agreement with ABC National Television Sales, Inc. ("ABC") and Met/Hodder, Inc. ("MH") pursuant to which the parties continued to operate the Meijer Network through October 31, 2008 (the "Interim Operating Agreement"). We entered into the Interim Operating Agreement to continue to run the Meijer Network for an interim period necessary to establish a more permanent arrangement with respect to the Meijer Network ownership and placement in Meijer stores. We received $51,000, paid out of advertising revenues on the Meijer Network, under this agreement in 2008.

Meijer then sent a request for proposal to several national network providers, including Wireless Ronin Technologies, to build out the remaining network of 82 stores and continue to support the existing network of 102 stores in which we owned the network hardware. We expected Meijer to choose one of these network providers in the fourth quarter of 2008, with which to move forward. As of September 30, 2008, we had reclassified the NewSight account receivable balance of $2,429,884, deferred revenue of $1,029,796, deferred costs of $585,538, and the accrued finder's fees of $48,464 to Network equipment held for sale totaling $1,937,162. This asset appeared as a separate line on our balance sheet as a current asset at September 30, 2008.

Subsequent to December 31, 2008, Meijer abandoned plans to maintain the network. As a result, we moved approximately $171,000 of equipment from the in-box collateral base into inventory and recorded an impairment loss in the fourth quarter of 2008 on the remaining $1,766,072 of network equipment held for sale.

Agreement with Marshall Special Assets Group, Inc.

On February 13, 2007, we terminated the strategic partnership agreement with The Marshall Special Assets Group, Inc. ("Marshall") which we had entered into in May 2004. Pursuant to the terms of a mutual termination, release and agreement, we paid Marshall $653,995 and we agreed to pay a fee in connection with sales of our software and hardware to customers, distributors and resellers for use exclusively in the ultimate operations of or for use in a lottery ("End Users"). Under such agreement, we will pay Marshall (i) 30% of the net invoice price for the sale of our software to End Users, and (ii) 2% of the net invoice price for the sale of hardware to End Users, in each case collected by us on or before February 12, 2012, with a minimum annual payment of $50,000 for three years. Marshall will pay 50% of the costs and expenses incurred by us in relation to any test installations involving sales or prospective sales to End Users. In 2008 and 2007, we recorded $50,000 of expense pursuant to the minimum payment for 2008 and 2007 required under the agreement.

Ongoing Development

Ongoing product development is essential to our ability to stay competitive in the marketplace as a solution provider. We believe that the functionality and capabilities of our product offerings are competitive advantages and that we must continue to invest in them to maintain our competitive position. The digital signage market is subject to rapid technological change including new communication technologies, new computer hardware and display technologies, as well as the expansion of media display options. Client requirements are also evolving rapidly. To remain successful, we must continually adapt to these and other changes. We incurred research and development expenses of $2,541,267 in 2008, $1,197,911 in 2007 and $875,821 in 2006.

Services

Our services are integral to our ability to provide customers with successful digital signage solutions. We offer a wide range of services from consulting, project planning, design, content development, training, hosting and implementation services, to ongoing customer support and maintenance. Generally, we charge our customers for services on a fee-for-service basis.

Wireless Ronin also offers existing and prospective clients with robust and turnkey content creation capabilities. Our graphic shops in Windsor, Ontario, Canada and Minnetonka, Minnesota are staffed with competent and experienced artists who excel at converting existing assets into appealing digital assets.

Consulting: We work with clients to determine the ultimate hardware and software solution tailored to the specific requirements for their environment.

Creative: With design experience and an outstanding record of customer satisfaction, our creative team helps make our clients' marketing and advertising initiatives a reality.

Content Engineering: Our content engineering group is tasked with the architecture, production and development of advanced interactive content as well as all e-learning content creation producing relevant, valuable, and measureable results that engage and motivate customers and consumers alike.

Content Deployment: Our content deployment group offers robust content creation and deployment capabilities for non-interactive applications which includes planning, re-purposing of existing content and the development of visual communications.

Project Management: Our project management team has experience with large-scale implementations and installations — keeping the goals of timeliness, effectiveness and customer satisfaction in mind.

Fixturing: Whether our clients have their own partners or need our assistance, we work with clients to incorporate the RoninCast® technology into their environments.

Installation: We have the experience to roll out large scale projects and single location installations without unexpected delays or expenses.

Training: We provide training with every purchase of RoninCast® software.

Hosting: For clients requiring assistance with operating their networks, we offer the service of a Network Operations Center for any network hosting needs.

Maintenance and Support: Our support staff is available 24/7 for assistance with any issue. Standard maintenance, including software upgrades, is included under the annual maintenance agreement.

Intellectual Property

As of March 9, 2009, we had received one design patent and three U.S. patent applications and one Canadian patent application remained pending relating to various aspects of our RoninCast® delivery system. For the two U.S. patent applications, we filed utility applications to follow on to previously filed provisional applications. Highly technical patents can take up to six years to issue and we cannot assure you that any patents will be issued, or if issued, that the same will provide significant protection to us.

We currently have U.S. federal trademark registrations for WIRELESS RONIN® and RONIN CAST®, and for RONINCAST and Design®. RONIN CAST® and RONIN CAST and Design® have been registered in the European Union. RONIN CAST and Design® is registered in Canada. We have several trademarks pending action by various patent and trademark offices as described below:

RONINCAST® and Design (Color Logo) is pending registration in Canada and registered in the European Union and the U.S.

The "WR" (Circle Design) is pending registration in Canada and has been allowed in the U.S.

COMMUNICATING AT LIFESPEED™ is pending in Canada and registered in the U.S. and the European Union.

Federal trademark registrations continue indefinitely so long as the trademarks are in use and periodic renewals and other required filings are made. We review our trademarks and registration requirements with the help of trademark legal counsel and may, from time to time, abandon registered trademarks or file new applications for trademarks if then current registrations no longer accurately reflect our use of those trademarks.

In February 2006, we received a letter from MediaTile Company USA, advising us that it filed a patent application in June 2005 relating solely and narrowly to the use of cellular delivery technology for digital signage. The letter contains no allegation of an infringement of MediaTile's patent application. MediaTile's patent application has not been examined by the U.S. Patent Office. Therefore, we have no basis for believing our systems or products would infringe any pending rights of MediaTile. We asked MediaTile in a responsive letter to keep us apprised of their patent application progress in the Patent Office. As of March 9, 2009, MediaTile has not provided the responsive letter requested nor has MediaTile contacted us regarding its patent application.

Competition

We compete with EnQii and Stratacache as digital signage providers. Within our primary verticals of automotive, quick serve restaurant and retail, our competitors include Broadsign, Scala, Omnivex, Hughes, Texas Digital, c-nario, Harris-Infocaster, Planar/Coolsign and Cisco Systems. Touch-screen competitors include Netkey and Nanonation. During 2008 both EnQii and Stratacache raised capital and, although we have no access to detailed information regarding our competitors' respective operations, some or all of these entities may have significantly greater financial, technical and marketing resources than we do and may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. We believe that our direct sales force, our full service network operations center, our complete digital signage solutions and our brand awareness are the primary factors affecting our competitive position. We also compete with standard advertising media, including print, television and billboards.

Territories

Our company sells products and services primarily throughout North America. In the year ended December 31, 2008, we derived 85% of net sales in the U.S. and 15% of net sales in Canada, based on location of end customer. For more information, see Note 10 ("Segment Information and Major Customers").

Regulation

We are subject to regulation by various federal and state governmental agencies. Such regulation includes radio frequency emission regulatory activities of the U.S. Federal Communications Commission, the consumer protection laws of the U.S. Federal Trade Commission, product safety regulatory activities of the U.S. Consumer Product Safety Commission, and environmental regulation in areas in which we conduct business. Some of the hardware components which we supply to customers may contain hazardous or regulated substances, such as lead. A number of U.S. states have adopted or are considering "takeback" bills which address the disposal of electronic waste, including CRT style and flat panel monitors and computers. Electronic waste legislation is developing. Some of the bills passed or under consideration may impose on us, or on our customers or suppliers, requirements for disposal of systems we sell and the payment of additional fees to pay costs of disposal and recycling. As of the date of this report, we have not determined that such legislation or proposed legislation will have a material adverse impact on our business.

Employees

We often refer to our employees as associates. As of March 9, 2009, we had a full-time workforce of 94, of which 77 were employees (associates), 13 were contractors engaged through agencies and four were independent contractors engaged directly by us. Fifty members of our workforce operate out of our headquarters located in Minnetonka, Minnesota. The others operate out of our office located in Windsor, Ontario, Canada. Our workforce is engaged in programming, networking, designing, training, sales/marketing and administration areas.

Executive Officers of the Registrant

The following table provides information with respect to our executive officers as of March 9, 2009. Each executive officer has been appointed to serve until his or her successor is duly appointed by the Board of Directors or his or her earlier removal or resignation from office. There are no familial relationships between any director or executive officer.

Name	Age	Position with Company
James C. Granger	62	President, Chief Executive Officer and Director
Darin P. McAreavey	40	Vice President and Chief Financial Officer
Scott W. Koller	47	Executive Vice President and Chief Operating Officer

James C. Granger has served as our President, Chief Executive Officer and Director since December 2008. Prior to joining Wireless Ronin, Mr. Granger served as President of Toptech Systems, Inc., a provider of software, hardware and data services. Prior to Toptech, Mr. Granger was President and Chief Executive Officer and a Director of Norstan Inc., a communications solutions and services company, from November 2000 to February 2004. Mr. Granger served as Chairman, President and Chief Executive Officer of Digital Biometrics, Inc., now part of L-1 Identity Solutions Inc., a provider of identification information systems that employ biometric technology, from January 1997 to November 2000. He was President of Access Platform Systems Division at ADC Telecommunications, Inc., a provider of broadband communications network infrastructure products and related services from 1995 to 1997. Mr. Granger served as Vice President of Consumer Markets Operations, and before that, as Vice President of Marketing, at Sprint/United Telephone from 1989 to 1995.

Darin P. McAreavey has served as Vice President and Chief Financial Officer since March 2009. Mr. McAreavey worked for Xiotech Corporation from September 2007 to March 2009 as its Chief Financial Officer. From February 2007 to September 2007, Mr. McAreavey worked for Global Capacity Group as its Chief Financial Officer. Mr. McAreavey was the Chief Financial Officer, Executive Vice President and Treasurer for Stellent, Inc. from May 2006 to February 2007 and that company's Corporate Controller from September 2004 to May 2006. Mr. McAreavey worked at Computer Network Technology from August 1995 to September 2004 where he held several management level finance positions including Director of Finance. From November 1993 to August 1995, Mr. McAreavey was a Supervising Senior for KPMG LLP. Mr. McAreavey began his professional career as a Senior Accountant at Eide Helmeke & Co. from July 1991 to November 1993.

Scott W. Koller has served as Executive Vice President and Chief Operating Officer since March 2009. Mr. Koller previously served as Executive Vice President of Sales and Project Management since October of 2008. Mr. Koller was Executive Vice President of Sales and Marketing from February 2007 until October 2008. From November 2004 through January 2007, Mr. Koller served as our Senior Vice President of Sales and Marketing. From December 2003 to November 2004, Mr. Koller served as Vice President of Sales and Marketing for Rollouts Inc. From August 1998 to November 2003, Mr. Koller served in various roles with Walchem Corporation, including the last three years as Vice President of Sales and Marketing. Mr. Koller served in the U.S. Naval Nuclear Power Program from 1985 to 1992.

ITEM 1A *RISK FACTORS*

Wireless Ronin Technologies, Inc., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the "safe harbor" provisions of the Litigation Reform Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise, or on the trading price of our common stock. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

Risks Related to Our Business

Our operations and business are subject to the risks of an early stage company with limited revenue and a history of operating losses. We have incurred losses since inception, and we have had only nominal revenue. We may not ever become or remain profitable.

Since inception, we have had limited revenue from the sale of our products and services, and we have incurred net losses. We incurred net losses of $20,692,361 and $10,086,385 for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, we had an accumulated deficit of $64,212,458.

We have not been profitable in any year of our operating history and anticipate incurring additional losses into the foreseeable future. We do not know whether or when we will become profitable. Even if we are able to achieve profitability in future periods, we may not be able to sustain or increase our profitability in successive periods. We may require additional financing in the future to support our operations. For further information, please review the risk factor "Adequate funds for our operations may not be available, requiring us to curtail our activities significantly" below.

We have formulated our business plans and strategies based on certain assumptions regarding the acceptance of our business model and the marketing of our products and services. However, our assessments regarding market size, market share, market acceptance of our products and services and a variety of other factors may prove incorrect. Our future success will depend upon many factors, including factors which may be beyond our control or which cannot be predicted at this time.

Our success depends on our RoninCast® system achieving and maintaining widespread acceptance in our targeted markets. If our products contain errors or defects, our business reputation may be harmed.

Our success will depend to a large extent on broad market acceptance of RoninCast® software and our other products and services among our prospective customers. Our prospective customers may still not use our solutions for a number of other reasons, including preference for static signage, unfamiliarity with our technology, preference for competing technologies or perceived lack of reliability. We believe that the acceptance of RoninCast® software and our other products and services by our prospective customers will depend on the following factors:

- our ability to demonstrate RoninCast® software's economic and other benefits;
- our customers becoming comfortable with using RoninCast® software; and
- the reliability of the software and hardware comprising RoninCast® and our other products.

Our software is complex and must meet stringent user requirements. Our products could contain errors or defects, especially when first introduced or when new models or versions are released, which could cause our customers to reject our products, result in increased service costs and warranty expenses and harm our reputation. We must develop our products quickly to keep pace with the rapidly changing digital signage and communications market. In the future, we may experience delays in releasing new products as problems are corrected. In addition, some undetected errors or defects may only become apparent as new functions are added to our products. Delays, costs and damage to our reputation due to product defects could harm our business.

World-wide efforts to cut capital spending, general economic uncertainty, and a weakening global economy could have a material adverse effect on us.

Disruptions in the economy and constraints in the credit markets have caused companies to reduce or delay capital investment. Some of our prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the economic downturn. Furthermore, the downturn has adversely affected certain industries in particular, including the automotive and restaurant industries, in which we have major customers. We could also experience lower than anticipated order levels from current customers, cancellations of existing but unfulfilled orders, and extended payment or delivery terms. The economic crisis could also materially impact us through insolvency of our suppliers or current customers. While we have down-sized our operations to reflect the decrease in demand, we may not be successful in mirroring current demand.

We may experience fluctuations in our quarterly operating results.

We may experience variability in our total sales on a quarterly basis as a result of many factors, including the condition of the electronic communication and digital signage industry in general, shifts in demand for software and hardware products, technological changes and industry announcements of new products and upgrades, absence of long-term commitments from customers, timing and variable lead-times of customer orders, delays in or cancellations of customer orders, variations in component costs and/or adverse changes in the supply of components, variations in operating expenses, changes in our pricing policies or those of our competitors, the ability of our customers to pay for products and services, effectiveness in managing our operations and changes in economic conditions in general. We may not consider it prudent to adjust our spending levels on the same timeframe; therefore, if total sales decline for a given quarter, our operating results may be materially adversely affected. As a result of the potential fluctuations in our quarterly operating results, we believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. Further, it is possible that in future quarters our operating results will be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially adversely affected.

Due to our dependence on a limited number of customers, we are subject to a concentration of credit risk.

Chrysler (BBDO Detroit / Windsor) accounted for 44.5% of our total accounts receivable as of December 31, 2008. In the case of insolvency by one of our significant customers, an account receivable with respect to that customer might not be collectible, might not be fully collectible, or might be collectible over longer than normal terms, each of which could adversely affect our financial position. In one case in the past, we converted a customer's account receivable into a secured note receivable then into the underlying collateral, which we ultimately wrote off. In the future, if we convert other accounts receivable into notes receivable or obtain the collateral underlying notes receivable, we may not be able to fully recover the amount due, which could adversely affect our financial position. Furthermore, the value of the collateral which serves to secure any such obligation is likely to deteriorate over time due to obsolescence caused by new product introductions and due to wear and tear suffered by those portions of the collateral installed and in use. There can be no assurance that we will not suffer credit losses in the future.

The integration and operation of McGill Digital Solutions may disrupt our business and create additional expenses and we may not achieve the anticipated benefits of the acquisition. In the event we elect to expand our business through additional acquisitions, we cannot assure that such future acquisitions, if pursued and consummated, will be advantageous or profitable.

Integration of an acquisition involves numerous risks, including difficulties in converting information technology systems and assimilating the operations and products or services of an acquired business, the diversion of management's attention from other business concerns, risks of entering markets in which we have limited or no direct prior experience, assumption of unknown liabilities, increased accounting and financial reporting risk, the potential loss of key associates and/or customers, difficulties in completing strategic initiatives already underway in the acquired or acquiring companies, unfamiliarity with partners of the acquired company, and difficulties in attracting additional key employees necessary to manage acquired operations, each of which could have a material adverse effect on our business, results of operations and financial condition.

In August 2007, we acquired McGill Digital Solutions, Inc. (now Wireless Ronin Technologies (Canada), Inc.), a Canadian company based in Windsor, Ontario, Canada. We have significantly decreased the workforce in the Windsor office. As part of this downsizing, we have taken measures to consolidate reporting relationships and business functions across both our headquarters and Windsor offices. We have also taken steps to integrate technologies developed by staff in our headquarters with those developed in our Windsor office. Successfully joining those technologies is complicated, time-consuming and may not ultimately prove successful either technically or in terms of providing a commercially successful product or set of products. We cannot assure you that these changes to our workforce, organizational structure or products will prove to be beneficial or without unforeseen risks over either the short or long term future. We cannot assure you that these risks or other unforeseen factors will not offset the intended benefits of the acquisition, in whole or in part.

In addition, we now have additional duties and liabilities related to having offices and operations in Canada. These risks and costs include the need to comply with local laws and regulatory requirements, as well as changes in those laws and requirements, such as regarding employment and severance issues, tax issues, tariffs and duties, and protection of our intellectual property rights.

Finally, we may determine to grow through future acquisitions of technologies, products or businesses. We may complete future acquisitions using cash, or through issuances of equity securities which could be dilutive, or through the incurrence of debt which could contain restrictive covenants. In addition, acquisitions may result in significant amortization expenses related to intangible assets. Such methods of financing could adversely affect our earnings. We cannot assure you that we will be successful in integrating any business acquired in the future. In addition, we cannot assure you that we will pursue or consummate future acquisitions or that any acquisitions, if consummated, will be advantageous or profitable for our company.

Most of our contracts are terminable by our customers with limited notice and without penalty payments, and early terminations could have a material effect on our business, operating results and financial condition.

Most of our contracts are terminable by our customers following limited notice and without early termination payments or liquidated damages due from them. In addition, each stage of a project often represents a separate contractual commitment, at the end of which the customers may elect to delay or not to proceed to the next stage of the project. We cannot assure you that one or more of our customers will not terminate a material contract or materially reduce the scope of a large project. The delay, cancellation or significant reduction in the scope of a large project or number of projects could have a material adverse effect on our business, operating results and financial condition.

Our prospective customers often take a long time to evaluate our products, with this lengthy and variable sales cycle making it difficult to predict our operating results.

It is difficult for us to forecast the timing and recognition of revenue from sales of our products because our prospective customers often take significant time evaluating our products before purchasing them. The period between initial customer contact and a purchase by a customer may be more than one year. During the evaluation period, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons, including:

- reduced need to upgrade existing visual marketing systems;
- introduction of products by our competitors;
- lower prices offered by our competitors; and
- changes in budgets and purchasing priorities.

Our prospective customers routinely require education regarding the use and benefit of our products. This may also lead to delays in receiving customers' orders.

Adequate funds for our operations may not be available, requiring us to curtail our activities significantly.

Based on our current and anticipated expense levels and our existing capital resources, we anticipate that our cash will be adequate to fund our operations for at least the next twelve months. Our future capital requirements, however, will depend on many factors, including our ability to successfully market and sell our products, develop new products and establish and leverage our strategic partnerships and reseller relationships. In order to meet our needs should we not become cash flow positive or should we be unable to sustain positive cash flow, we may be required to raise additional funding through public or private financings, including equity financings. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for our operations, whether from financial markets, collaborative or other arrangements, may not be available when needed or on terms attractive to us, especially in light of recent turmoil in the credit markets. If adequate funds are not available, our plans to expand our business may be adversely affected and we could be required to curtail our activities significantly. We may need additional funding in the future. Necessary funding may not be available on terms that are favorable to the company, if at all.

Difficulty in developing and maintaining relationships with third party manufacturers, suppliers and service providers could adversely affect our ability to deliver our products and meet our customers' demands.

We rely on third parties to manufacture and supply parts and components for our products and provide order fulfillment, installation, repair services and technical and customer support. Our strategy to rely on third party manufacturers, suppliers and service providers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity, the unavailability of certain parts and components used in our products and reduced control over delivery schedules, quality and costs. For example, we do not generally maintain a significant inventory of parts or components, but rely on suppliers to deliver necessary parts and components to third party manufacturers, in a timely manner, based on our forecasts. If delivery of our products and services to our customers is interrupted, or if our products experience quality problems, our ability to meet customer demands would be harmed, causing a loss of revenue and harm to our reputation. Increased costs, transition difficulties and lead times involved in developing additional or new third party relationships could adversely affect our ability to deliver our products and meet our customers' demands and harm our business.

Reductions in hardware costs will likely decrease hardware pricing to our customers and would reduce our per unit revenue.

Our product pricing includes a standard percentage markup over our cost of product components, such as computers and display monitors. As such, any decrease in our costs to acquire such components from third parties will likely be reflected as a decrease in our hardware pricing to our customers. Therefore, reductions in such hardware costs could potentially reduce our revenues.

Because our business model relies upon strategic partners and resellers, we expect to face risks not faced by companies with only internal sales forces.

We currently sell most of our products through an internal sales force. We anticipate that strategic partners and resellers will become a larger part of our sales strategy. We may not, however, be successful in forming relationships with qualified partners and resellers. If we fail to attract qualified partners and resellers, we may not be able to expand our sales network, which may have an adverse effect on our ability to generate revenue. Our anticipated reliance on partners and resellers involves several risks, including the following:

- we may not be able to adequately train our partners and resellers to sell and service our products;

- they may emphasize competitors' products or decline to carry our products; and
- channel conflict may arise between other third parties and/or our internal sales staff.

Our industry is characterized by frequent technological change. If we are unable to adapt our products and develop new products to keep up with these rapid changes, we will not be able to obtain or maintain market share.

The market for our products is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, heavy competition and frequent new product introductions. If we fail to develop new products or modify or improve existing products in response to these changes in technology, customer demands or industry standards, our products could become less competitive or obsolete.

We must respond to changing technology and industry standards in a timely and cost-effective manner. We may not be successful in using new technologies, developing new products or enhancing existing products in a timely and cost effective manner. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on commercially reasonable terms or at all. We may not succeed in adapting our products to new technologies as they emerge. Furthermore, even if we successfully adapt our products, these new technologies or enhancements may not achieve market acceptance.

We recently replaced many members of our management and effected a substantial reduction in our associate headcount, and our failure to successfully adapt to these changes and/or a failure by our new management team to successfully manage our operations may adversely affect our business.

In 2008 we replaced a large portion of our management team, including our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Engineering and Product Development, Executive Vice President and Chief Technical Officer and Executive Vice President of Content Engineering. We only recently hired a permanent Chief Financial Officer and a Vice President of Product Development. These transitions could create uncertainty and confusion among our employees, customers and shareholders. In addition, the transitions may adversely affect or delay customer purchase decisions or decisions about the strategic direction of our business and raise concerns among our employees, customers and shareholders, all of which could affect our business, operating results and financial position. Our future success depends on the ability of our senior management team, including a Chief Executive Officer who has been with the company only since December 2008 and a Chief Financial Officer who has been with the Company only since March 2009, to work together to successfully implement our strategies and manage our operations.

Furthermore, we made two substantial reductions in corporate headcount, which we refer to as RIFs, in the fourth quarter of 2008. The RIFs could create uncertainty and confusion among our current employees, customers and suppliers. In addition, the RIFs might not result in the cost savings or efficiencies we anticipate. The RIFs will require our remaining employees to fulfill new roles that they had not been filling in the past, and such staff reductions can cause increased attrition among remaining employees. If we cannot operate our business in an effective manner, it may adversely affect our business, operating results and financial position.

Our future success depends on key personnel and our ability to attract and retain additional personnel.

Our key personnel include:

- James C. Granger, President, Chief Executive Officer and Director;
- Darin P. McAreavey, Vice President and Chief Financial Officer; and
- Scott W. Koller, Executive Vice President and Chief Operating Officer.

If we fail to retain our key personnel or to attract, retain and motivate other qualified employees, our ability to maintain and develop our business may be adversely affected. Our future success depends significantly on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. The loss of the services of our key employees could harm our business.

We may be unable to retain our employees or to attract, assimilate and retain other highly qualified employees who could migrate to other employers who offer competitive or superior compensation packages.

Our ability to execute our business strategy depends on our ability to protect our intellectual property, and if any third parties make unauthorized use of our intellectual property, or if our intellectual property rights are successfully challenged, our competitive position and business could suffer.

Our success and ability to compete depends substantially on our proprietary technologies. We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers and others to protect our proprietary rights. Despite our precautions, unauthorized third parties might copy certain portions of our software or reverse engineer and use information that we regard as proprietary. In addition, confidentiality agreements with employees and others may not adequately protect against disclosure of our proprietary information.

As of March 9, 2009, we had one U.S. patent, and three U.S. and one Canadian patent applications pending relating to various aspects of our RoninCast® system. We cannot provide assurance that any additional patents will be granted. Even if they are granted, our patents may be successfully challenged by others or invalidated. In addition, any patents that may be granted to us may not provide us a significant competitive advantage. Although we have been granted patents and trademarks, they could be challenged in the future. If future trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third party owners, which might not be possible on commercially reasonable terms or at all. If we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer. We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

Our industry is characterized by frequent intellectual property litigation, and we could face claims of infringement by others in our industry. Such claims are costly and add uncertainty to our business strategy.

The digital media and communications industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. We could be subject to claims of infringement of third party intellectual property rights, which could result in significant expense and could ultimately result in the loss of our intellectual property rights. From time to time, third parties may assert patent, copyright, trademark or other intellectual property rights to technologies that are important to our business. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our industry of which we are not aware. We may in the future receive notices of claims that our products infringe or may infringe intellectual property rights of third parties. Any litigation to determine the validity of these claims, including claims arising through our contractual indemnification of our business partners, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. If any such litigation resulted in an adverse ruling, we could be required to:

- pay substantial damages;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of certain technology; or
- obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms or at all.

MediaTile Company USA has informed us that it filed a patent application in 2004 related to the use of cellular technology for delivery of digital content. We currently use cellular technology to deliver digital content on a limited basis. While MediaTile has not alleged that our products infringe its rights, it may so allege in the future. We have not received any communications from MediaTile subsequent to its initial contact with us in February 2006, though we cannot assure you that MediaTile will not take up the matter again and seek to either bar us from using an allegedly infringing technology or seek a royalty for our use of such an allegedly infringing technology.

Our business may be adversely affected by malicious applications that interfere with, or exploit security flaws in, our products and services.

Our business may be adversely affected by malicious applications that make changes to our customers' computer systems and interfere with the operation and use of our products. These applications may attempt to interfere with our ability to communicate with our customers' devices. The interference may occur without disclosure to or consent from our customers, resulting in a negative experience that our customers may associate with our products. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications' efforts to block or remove them. In addition, we offer a number of products and services that our customers download to their computers or that they rely on to store information and transmit information over the Internet. These products and services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a customer's computer or in our computer systems and networks. The ability to reach customers and provide them with a superior product experience is critical to our success. If our efforts to combat these malicious applications fail, or if our products and services have actual or perceived vulnerabilities, there may be claims based on such failure or our reputation may be harmed, which would damage our business and financial condition.

We could have liability arising out of our previous sales of unregistered securities.

Prior to our initial public offering, we financed our development and operations with proceeds from the sale to accredited investors of debt and equity securities. These securities were not registered under federal or state securities laws because we believed such sales were exempt under Section 4(2) of the Securities Act of 1933, as amended, and under Regulation D under the Securities Act. In addition, we issued stock purchase warrants to independent contractors and associates as compensation or as incentives for future performance in reliance upon the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. We have received no claim that such sales were in violation of securities registration requirements under such laws, but should a claim be made, we would have the burden of demonstrating that sales were exempt from such registration requirements. In addition, it is possible that a purchaser of our securities could claim that disclosures to them in connection with such sales were inadequate, creating potential liability under the anti-fraud provisions of federal and state securities or other laws. If successful, claims under such laws could require us to pay damages, perform rescission offers, and/or pay interest on amounts invested and attorneys' fees and costs. Depending upon the magnitude of a judgment against us in any such actions, our financial condition and prospects could be materially and adversely affected.

We compete with other companies that have more resources, which puts us at a competitive disadvantage.

The market for digital signage software is highly competitive and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than our company. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than our company.

We expect competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce sales and the market acceptance of our products, cause intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. If we do not have sufficient resources to make these investments or are unable to make the technological advances necessary to be competitive, our competitive position will suffer. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could adversely affect our business.

Our results of operations may depend upon selling our products to customers requiring large-scale rollouts and large-scale monitoring and maintenance, which we have not previously conducted.

Our results of operations may depend upon selling our products to those companies, and within those industries, that have many sites that could benefit from digital signage systems. Digital signage systems installation projects deploying hundreds or even thousands of systems present significant technical and logistical challenges that we have not yet demonstrated our ability to overcome. Digital signage technology employs sophisticated hardware and software that constantly evolves. Sites into which digital signage systems may be installed vary widely, including such factors as interference with wireless networks, ambient light, extremes of temperature and other factors that may make each individual location virtually unique. Managing the process of installing hundreds or thousands of dynamic, complicated digital signage systems into unique environments may present difficulties that we have not yet faced on projects performed to date with smaller numbers of digital signage systems. If our customers opt to engage us to provide system monitoring and maintenance services through our network operations center ("NOC") on one or more large-scale implementations, we may not successfully or profitably monitor and maintain the hardware, software and content in a manner satisfactory to our customers or in compliance with our contractual obligations. The efficiency and effectiveness of NOC monitoring and maintenance are directly affected by our software and that software's ability to monitor our customers' systems. For large-scale implementations, we may need to further develop our software to facilitate efficient and effective system monitoring and maintenance. We cannot assure you that we will succeed in developing our software, digital signage systems, project management and infrastructure to successfully implement, monitor, manage and maintain large-scale implementation projects or ongoing operations. Our failure to do so could harm our business and financial condition.

We may be subject to sales and other taxes, which could have adverse effects on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where we have a physical presence that we understand to be sufficient to require us to collect and remit such taxes. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in commerce with persons in that state. Several U.S. states have taken various initiatives to prompt more sellers to collect local and state sales taxes. Furthermore, tax law and the interpretation of constitutional limitations thereon are subject to change. In addition, new or expanded business operations in states where we do not currently have a physical presence sufficient to obligate us to collect and remit taxes could subject shipments of goods into or provision of services in such states to sales tax under current or future laws. If our company grows, increased sales of our products and services to locations in various states and municipalities may obligate us to collect and remit sales tax and to pay state income and other taxes based upon increased presence in those jurisdictions. We will endeavor to collect, remit and pay those state and local taxes that we owe according to applicable law. State and local tax laws are, however, subject to change, highly complex and diverse from jurisdiction to jurisdiction. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices or that we owe unpaid sales or other taxes and penalties, it could adversely affect our business and financial condition.

We have received tax notices from local jurisdictions in Michigan seeking payment of property taxes for digital signage systems originally owned by NewSight Corporation in Meijer, Inc. stores but later subject to our collateral interest when we converted the NewSight account receivable to a secured promissory note. Subsequent to our contractual agreement with NewSight to take ownership of hardware composing the digital signage networks to satisfy NewSight's debt, local jurisdictions in Michigan asserted that we owed property taxes on such systems. We have transferred ownership of these systems to Meijer, Inc. and its affiliates for a nominal sum. We made this transfer in light of the facts that the network was not useful to us and that the costs of removing the hardware would be far greater than any amount we could recover from selling that hardware. As a result, we believe that we owe nothing to the local taxing authorities but this is a determination that could be subject to dispute. We do not believe that any amount that we expend to resolve the matter will be material but we cannot assure you of the outcome with certainty.

Our results of operations could be adversely affected by changes in foreign currency exchange rates, particularly fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar.

Since a portion of our operations and revenue occur outside the United States and in currencies other than the U.S. dollar, our results could be adversely affected by changes in foreign currency exchange rates. Additionally, given our ownership of Wireless Ronin Technologies (Canada), Inc., changes in the exchange rate between the U.S. dollar and the Canadian dollar can significantly affect company balances and our results of operations. Although we periodically use forward contracts to manage our exposure associated with forecasted international revenue transactions denominated in U.S. dollars, our business, results of operations and financial condition could be adversely affected by changes in foreign currency exchange rates.

Risks Related to Our Securities

We are subject to financial reporting and other requirements for which our accounting, other management systems and resources may not be adequately prepared.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and NASDAQ.

In the event we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements, and the trading price of our common stock and ability to obtain any necessary equity or debt financing could suffer. In addition, if our independent registered public accounting firm is unable to rely on our internal control over financial reporting in connection with its audit of our financial statements, and if it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our annual report with the SEC, which could also adversely affect the trading price of our common stock and our ability to secure any necessary additional financing, and could result in the delisting of our common stock from NASDAQ and the ineligibility of our common stock for quotation on the OTC Bulletin Board. In that event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

In addition, the foregoing regulatory requirements could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on Board committees or as executive officers.

If we fail to comply with the NASDAQ requirements for continued listing, our common stock could be delisted from NASDAQ, which could hinder our investors' ability to trade our common stock in the secondary market.

Generally, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on NASDAQ. If our common stock is delisted from NASDAQ, trading in our common stock would likely thereafter be conducted in the over-the-counter markets in the so-called pink sheets or the OTC Bulletin Board. In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in the coverage of our company by securities analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.

In light of the economic downturn's broad effects on the stock prices of its listed companies, NASDAQ suspended its $1.00 minimum bid price rule in October 2008. This rule suspension is currently scheduled to expire April 19, 2009. Our stock price fell below $1.00 during the fourth quarter of 2008 and traded below $1.00 during the first quarter of 2009, during the rule suspension period. If our stock price is similarly low after NASDAQ lifts the suspension of this rule, we could be subject to delisting from NASDAQ. In addition, we could also be subject to delisting from NASDAQ if we fail to maintain compliance with the other requirements for continued listing which are still in full force.

The market price of our stock may be subject to wide fluctuations.

The price of our common stock may fluctuate, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause our investors to lose part or all of their investment in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of companies in our industry;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;
- investor perceptions of our industry, in general, and our company, in particular;
- the operating and stock performance of comparable companies;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.

Anti-takeover provisions of our articles of incorporation, bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our Board of Directors, without further shareholder approval, may issue up to 16,666,666 shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of our common stock. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our Board of Directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding "control share acquisitions" and "business combinations." We may, in the future, consider adopting additional anti-takeover measures. The authority of our Board of Directors to issue undesignated preferred stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

A substantial number of shares are eligible for future sale by our current investors and the sale of those shares could adversely affect our stock price.

We have registered for resale 2,315,722 shares of our outstanding common stock and 1,802,523 shares underlying warrants under the registration statement that was originally declared effective by the SEC on February 8, 2007. If these shares, or additional shares that may be eligible for resale into the market, are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could be adversely affected.

ITEM 1B *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2 *PROPERTIES*

We conduct our U.S. operations from a leased facility located at 5929 Baker Road in Minnetonka, Minnesota. We lease approximately 19,089 square feet of office and warehouse space under a lease that extends through January 31, 2013. In addition, we lease office space of approximately 14,930 square feet to support our Canadian operations at a facility located at 4510 Rhodes Drive, Suite 800, Windsor, Ontario, Canada under a lease that extends through June 30, 2009. We also lease our former headquarters facility of approximately 8,610 square feet at 14700 Martin Drive, Eden Prairie, Minnesota. This lease was originally scheduled to expire on November 30, 2009. On March 6, 2009, we signed a lease termination agreement on the Martin Drive facility, subject to the sale of the property, which is scheduled to take place on March 19, 2009.

We believe the facilities used in our operations are suitable for their respective uses and are adequate to meet our current needs.

ITEM 3 *LEGAL PROCEEDINGS*

We were not party to any material legal proceedings as of March 9, 2009.

ITEM 4 *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5 *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock has traded on the NASDAQ Global Market since September 21, 2007, and was previously traded on the NASDAQ Capital Market since November 27, 2006, under the symbol "RNIN." The following table sets forth, for the periods indicated, the high and low closing prices for our common stock as reported by that market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
2008		
First Quarter	$ 4.56	$2.90
Second Quarter	$ 7.33	$3.97
Third Quarter	$ 5.57	$2.12
Fourth Quarter	$ 2.43	$0.42
2007		
First Quarter	$ 8.89	$5.59
Second Quarter	$10.12	$6.42
Third Quarter	$ 9.57	$6.24
Fourth Quarter	$ 6.50	$2.65

Holders

As of March 9, 2009, we had 99 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings, if any, to operate and expand our business, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

See "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" in Item 12 for information regarding securities authorized for issuance under our equity compensation plans.

Stock Performance Graph

The performance graph compares our cumulative shareholder return with the Nasdaq Composite Index and issuers with similar market capitalizations, as denoted by the Russell 2000 Index (because we are unable to reasonably identify a peer group). The table below compares the cumulative total return assuming $100 was invested as of November 27, 2006 (the date of our initial public offering), in our common stock, the Nasdaq Composite Index and the Russell 2000 Index. The graph assumes the reinvestment of all dividends. The indexes are weighted based on market capitalization at the time of each reported data point.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG WIRELESS RONIN TECHNOLOGIES, INC., NASDAQ COMPOSITE INDEX AND THE RUSSELL 2000 INDEX



WIRELESS RONIN TECHNOLOGIES, INC.
RUSSELL 2000 INDEX
NASDAQ COMPOSITE INDEX
DOLLARS
200
150
100
50
0
11/27/2006
12/31/2006
12/31/2007
12/31/2008

ASSUMES $100 INVESTED ON NOV. 27, 2006
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

Sales of Unregistered Securities During the Fourth Quarter of Fiscal Year 2008

On October 15, 2008, an accredited investor who held a five-year warrant for the purchase of 1,666 shares of common stock at $0.09 per share exercised such warrant. We obtained gross proceeds of $150 in connection with this warrant exercise.

On December 23, 2008, an accredited investor who held a five-year warrant for the purchase of 13,888 shares of common stock at $0.09 per share exercised such warrant. We obtained gross proceeds of $1,250 in connection with this warrant exercise.

The proceeds of each of the foregoing exercises were applied to working capital for general corporate purposes.

The foregoing issuances were made in reliance upon the exemption provided in Section 4(2) of the Securities Act. The certificates representing such securities contain restrictive legends preventing sale, transfer or other disposition, unless registered under the Securities Act. The recipients of such securities received, or had access to, material information concerning our company, including, but not limited to, our periodic reports and current reports, as filed with the SEC. No discount or commission was paid in connection with the issuance of shares upon the exercise of such warrants.

ITEM 6 *SELECTED FINANCIAL DATA*

The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis — Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below.

	December 31,				
	2008	2007	2006	2005	2004
Balance Sheet Data:					
Current assets	$16,156,966	$34,923,296	$16,999,503	$ 768,187	$ 364,924
Total assets	18,559,699	40,368,707	17,545,927	1,313,171	701,598
Current liabilities	2,386,931	4,609,568	1,652,687	7,250,478	3,999,622
Non-current liabilities	—	70,960	155,456	1,668,161	1,397,563
Total liabilities	2,386,931	4,680,528	1,808,143	8,918,639	5,397,185
Shareholder's equity (deficit)	$16,172,768	$35,688,179	$15,737,784	$(7,605,468)	$(4,695,587)

	For the Years Ended December 31				
	2008	2007	2006	2005	2004
Statement of Operations Data:					
Sales	$ 7,381,402	$ 5,984,913	$ 3,145,389	$ 710,216	$ 1,073,990
Cost of sales	6,589,289	3,892,367	1,545,267	939,906	1,029,072
Gross profit	792,113	2,092,546	1,600,122	(229,690)	44,918
Selling, general and administrative and other	19,563,314	12,209,657	5,042,635	2,889,230	2,168,457
Research and development expenses	2,541,267	1,197,911	875,821	881,515	687,398
Total operating expenses	22,104,581	13,407,568	5,918,456	3,770,745	2,855,855
Operating loss	(21,312,468)	(11,315,022)	(4,318,334)	(4,000,435)	(2,810,937)
Other income (expense)	620,107	1,228,637	(10,469,403)	(789,490)	(528,433)
Net loss	$(20,692,361)	$(10,086,385)	$(14,787,737)	$(4,789,925)	$(3,339,370)
Basic and diluted loss per common share	$ (1.41)	$ (0.82)	$ (9.71)	$ (7.18)	$ (6.87)
Basic and diluted weighted average shares outstanding	14,664,144	12,314,178	1,522,836	666,712	486,170

ITEM 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION*

Forward-Looking Statements

The following discussion contains various forward-looking statements within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in the following discussion, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption "Risk Factors."

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described in this document and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear. We do not undertake to update any forward-looking statement.

Overview

Wireless Ronin Technologies, Inc. is a Minnesota corporation that has designed and developed application-specific visual marketing solutions. We provide dynamic digital signage solutions targeting specific retail and service markets through a suite of software applications collectively called RoninCast®. RoninCast® is an enterprise-level content delivery system that manages, schedules and delivers digital content over wireless or wired networks. Our solutions, digital alternatives to static signage, provide our customers with a dynamic visual marketing system designed to enhance the way they advertise, market and deliver their messages to targeted audiences. Our technology can be combined with interactive touch screens to create new platforms for conveying marketing messages.

Our Sources of Revenue

We generate revenues through system sales, license fees and separate service fees, including consulting, content development and implementation services, as well as ongoing customer support and maintenance, including product upgrades. We currently market and sell our software and service solutions through our direct sales force and value added resellers.

Our Expenses

Our expenses are primarily comprised of three categories: sales and marketing, research and development and general and administrative. Sales and marketing expenses include salaries and benefits for our sales associates and commissions paid on sales. This category also includes amounts spent on the hardware and software we use to prospect new customers, including those expenses incurred in trade shows and product demonstrations. Our research and development expenses represent the salaries and benefits of those individuals who develop and maintain our software products including RoninCast® and other software applications we design and sell to our customers. Our general and administrative expenses consist of corporate overhead, including administrative salaries, real property lease payments, salaries and benefits for our corporate officers and other expenses such as legal and accounting fees.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives, volatility factors in determining fair value of option grants, tax provisions, provisions for uncollectible receivables and deferred revenue. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

Revenue Recognition

We recognize revenue primarily from these sources:

- Software and software license sales

- System hardware sales
- Professional service revenue
- Software development services
- Software design and development services
- Implementation services
- Maintenance and support contracts

We apply the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software licenses. In the event of a multiple element arrangement, we evaluate if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21") "Revenue Arrangements with Multiple Deliverables."

We recognize revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, which is when product title transfers to the customer, or services have been rendered; (iii) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (iv) collection is probable. We assess collectability based on a number of factors, including the customer's past payment history and its current creditworthiness. If it is determined that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Multiple-Element Arrangements — We enter into arrangements with customers that include a combination of software products, system hardware, maintenance and support, or installation and training services. We allocate the total arrangement fee among the various elements of the arrangement based on the relative fair value of each of the undelivered elements determined by vendor-specific objective evidence (VSOE). In software arrangements for which we do not have VSOE of fair value for all elements, revenue is deferred until the earlier of when VSOE is determined for the undelivered elements (residual method) or when all elements for which we do not have VSOE of fair value have been delivered.

We have determined VSOE of fair value for each of our products and services. The fair value of maintenance and support services is based upon the renewal rate for continued service arrangements. The fair value of installation and training services is established based upon pricing for the services. The fair value of software and licenses is based on the normal pricing and discounting for the product when sold separately. The fair value of hardware is based on a stand-alone market price.

Each element of our multiple element arrangement qualifies for separate accounting with the exception of undelivered maintenance and service fees. We defer revenue under the residual method for undelivered maintenance and support fees included in the price of software and amortize fees ratably over the appropriate period. We defer fees based upon the customer's renewal rate for these services.

Software and software license sales

We recognize revenue when a fixed fee order has been received and delivery has occurred to the customer. We assess whether the fee is fixed or determinable and free of contingencies based upon signed agreements received from the customer confirming terms of the transaction. Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically.

System hardware sales

We recognize revenue on system hardware sales generally upon shipment of the product to the customer. Shipping charges billed to customers are included in sales and the related shipping costs are included in cost of sales.

Professional service revenue

Included in services and other revenues are revenues derived from implementation, maintenance and support contracts, content development and training. The majority of consulting and implementation services and accompanying agreements qualify for separate accounting. Implementation and content development services are bid either on a fixed-fee basis or on a time-and-materials basis. For time-and-materials contracts, we recognize revenue as services are performed. For a fixed-fee contract, we recognize revenue upon completion of specific contractual milestones or by using the percentage-of-completion method.

Software development services

Software development revenue is recognized monthly as services are performed per fixed fee contractual agreements.

Software design and development services

Revenue from contracts for technology integration consulting services where we design/redesign, build and implement new or enhanced systems applications and related processes for clients are recognized on the percentage-of-completion method in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. This method is followed where reasonably dependable estimates of revenues and costs can be made. Estimates of total contract revenue and costs are continuously monitored during the term of the contract, and recorded revenue and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenue and income and are reflected in the financial statements in the periods in which they are first identified. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenue that will be generated by the contract and are included in cost of sales and classified in accrued expenses in the balance sheet.

Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until revenue recognition criteria are met.

Implementation services

Implementation services revenue is recognized when installation is completed.

Maintenance and support contracts

Maintenance and support consists of software updates and support. Software updates provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Support includes access to technical support personnel for software and hardware issues.

Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one to three years. Maintenance and support is renewable by the customer. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Basic and Diluted Loss per Common Share

Basic and diluted loss per common share for all periods presented is computed using the weighted average number of common shares outstanding. Basic weighted average shares outstanding include only outstanding common shares. Diluted net loss per common share is computed by dividing net loss by the weighted average common and potential dilutive common shares outstanding computed in accordance with the treasury stock method. Shares reserved for outstanding stock warrants and options totaling 3,611,273, 3,543,283 and 3,072,637 for 2008, 2007 and 2006, respectively, were excluded from the computation of loss per share as their effect was antidilutive.

Deferred Income Taxes

Deferred income taxes are recognized in the financial statements for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates. Temporary differences arise from net operating losses, reserves for uncollectible accounts receivables and inventory, differences in depreciation methods, and accrued expenses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting for Stock-Based Compensation

In the first quarter of 2006, we adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), which revises SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock-based compensation expense recognized during the period is based on the value of the portion of share-based awards that are ultimately expected to vest during the period. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of restricted stock is determined based on the number of shares granted and the closing price of our common stock on the date of grant. Compensation expense for all share-based payment awards is recognized using the straight-line amortization method over the vesting period. We adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. Stock-based compensation expense of $1,312,955, $1,167,171 and $787,214 was charged to operating expenses during 2008, 2007 and 2006, respectively. No tax benefit has been recorded due to the full valuation allowance on deferred tax assets that we have recorded.

In March 2005 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance for SFAS 123R. In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110") which expresses the view of the staff regarding the use of a "simplified" method in developing an estimate of expected term for stock options. Since we have little historical data to rely upon, we have applied the provisions of SAB 107 and SAB 110 in our application of SFAS 123R.

We account for equity instruments issued for services and goods to non-employees under SFAS 123R, "Share-Based Payment"; EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"; and EITF 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees." Generally, the equity instruments issued for services and goods are shares of our common stock or warrants to purchase shares of our common stock. These shares or warrants generally are fully-vested, nonforfeitable and exercisable at the date of grant and require no future performance commitment by the recipient. We expense the fair market value of these securities over the period in which the related services are received.

See Note 9 in the Consolidated Financial Statements in this Form 10-K for further information regarding the impact of our adoption of SFAS 123R and the assumptions we use to calculate the fair value of share-based compensation.

Results of Operations

Our results of operations for the years ended 2008, 2007 and 2006 were as follows:

	For The Years Ended December 31		
	2008	2007	2006
Sales	$ 7,381,402	$ 5,984,913	$ 3,145,389
Cost of sales (exclusive of depreciation and amortization shown separately below)	6,589,289	3,892,367	1,545,267
Gross profit	792,113	2,092,546	1,600,122
Sales and marketing expenses	3,998,744	2,805,522	1,462,667
Research and development expenses	2,541,267	1,197,911	875,821
General and administrative expenses	11,257,801	8,048,583	2,383,941
Depreciation and amortization expense	1,225,827	651,557	1,196,027
Impairment of network equipment held for sale	1,766,072	—	—
Impairment of intangible assets	1,264,870	—	—
Termination of partnership agreement	50,000	703,995	—
Total operating expenses	22,104,581	13,407,568	5,918,456
Operating loss	(21,312,468)	(11,315,022)	(4,318,334)
Other income (expenses):			
Interest expense	(22,484)	(40,247)	(10,124,216)
Loss on debt modification	—	—	(367,153)
Interest income	647,066	1,277,456	21,915
Other	(4,475)	(8,572)	51
Total other income (expense)	620,107	1,228,637	(10,469,403)
Net loss	$(20,692,361)	$(10,086,385)	$(14,787,737)

Our results of operations as a percentage of sales for the years ended 2008, 2007 and 2006 were as follows:

	For The Years Ended December 31		
	2008	2007	2006
Sales	100.0%	100.0%	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	89.3%	65.0%	49.1%
Gross profit	10.7%	35.0%	50.9%
Sales and marketing expenses	54.2%	46.9%	46.5%
Research and development expenses	34.4%	20.0%	27.8%
General and administrative expenses	152.5%	134.5%	75.8%
Depreciation and amortization expense	16.6%	10.9%	38.0%
Impairment of network equipment held for sale	23.9%	—	—
Impairment of intangible assets	17.1%	—	—
Termination of partnership agreement	0.7%	11.8%	—
Total operating expenses	299.4%	224.1%	188.1%
Operating loss	(288.7)%	(189.1)%	(137.2)%
Other income (expenses):			
Interest expense	(0.3)%	(0.7)%	(321.9)%
Loss on debt modification	—	—	(11.7)%
Interest income	8.8%	21.3%	0.7%
Other	(0.1)%	(0.1)%	—
Total other income (expense)	8.4%	20.5%	(332.9)%
Net loss	(280.3)%	(168.6)%	(470.1)%

2008 compared to 2007

Sales

Our sales increased 23% to $7.4 million in 2008 from $6.0 million in 2007. The increase in sales in 2008 was the result of new customer relationships, the expansion of existing customer relationships and a full year of sales from our Canadian operations, offset by the loss of a large customer from 2007. Our acquisition of McGill Digital Solutions, Inc. in August of 2007 generated approximately 41% and 23% of our total sales in 2008 and 2007, respectively.

Cost of Sales

Cost of sales increased 69% to $6.6 million in 2008 from $3.9 million in 2007. Cost of sales included inventory write-down amounts of $64,688 and $73,018 in 2008 and 2007, respectively. The cost of sales increase was primarily attributable to a higher cost of hardware sales, higher costs to deliver content sales, installation costs related to one significant customer, an increased investment in our network operations center and a full year of costs from our Canadian operations.

Operating Expenses

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of personnel costs and related expenses, advertising, promotional and product marketing expenses. Sales and marketing expense increased 43% to $4.0 million in 2008 from $2.8 million in 2007. The increase in 2008 was due primarily to increased personnel and related expenses to support our growth initiatives as well as stock-based compensation expense related to stock options. We believe that sales and marketing expenses will decrease in 2009 compared to 2008, as we continue to control expenses in the current economic environment.

Research and Development Expenses. Our research and development expenses consist primarily of personnel costs and related expenses associated with developing and enhancing our RoninCast® system. Research and development expense increased 112% to $2.5 million in 2008, from $1.2 million in 2007. The increase in 2008 was due primarily to increased personnel and related expenses to support our growth initiatives and added features and functionality to our RoninCast® software to support our vertical market strategy, as well as severance expense (described in detail below) incurred to align expenses with current client projects. We believe that research and development expenses will decrease in 2009 compared to 2008, as we continue to control expenses in the current economic environment.

General and Administrative Expenses. Our general and administrative expenses consist primarily of the cost of executive, accounting, and administrative personnel and related expenses, insurance expense, professional fees for legal, tax and audit and compliance expenses. General and administrative expense increased 40% to $11.3 million in 2008, from $8.0 million in 2007. The increase in 2008 was due primarily to increased personnel and related expenses to support our growth initiatives, stock-based compensation expense related to employee and director stock options and severance expense incurred to align expenses with sales levels. We believe that general and administrative expenses will decrease in 2009 compared to 2008, as we continue to control expenses in the current economic environment.

In 2008, our Chief Executive Officer and Chief Financial Officer resigned from our company. We recorded a total of $733,000 of severance expense related to these separations.

On November and December 2008, we announced workforce reductions of 35 and 27 people, respectively, including both employees and contractors at both our U.S. and Canadian operations. Coupled with three other U.S. employee resignations prior to the December reduction in force, these actions resulted in an approximate 40 percent total headcount reduction during the fourth quarter of 2008. These two workforce reductions were intended to align our expense base with the current level of sales and projects, and improve the overall efficiency of the organization. The combined severance charge from the two workforce reductions totaled approximately $274,000. Of such charge, $94,000 related to general and administrative expense, and $180,000 was related to research and development expense. We anticipate that quarterly operating expenses will decline by approximately $2.0 million commencing in the first quarter of 2009, due to these workforce reductions and other lower non-labor related expenses.

Depreciation and amortization expense. Our depreciation and amortization expense consists primarily of depreciation of computer equipment and office furniture and the amortization of purchased software, leasehold improvements made to our leased facilities and amortization of our acquisition-related intangible assets recorded from our acquisition of McGill Digital Solutions in August 2007. Depreciation and amortization expense increased 88% to $1.2 million in 2008, from $0.7 million in 2007. The increase in 2008 was due primarily to purchases of $1.1 million of capital equipment in 2008. We believe that depreciation and amortization expense will decrease in 2009 compared to 2008, as we continue to control capital expenditures in the current economic environment and as a result of the full impairment of intangible assets during 2008.

Impairment of Network Equipment Held for Sale. In the third quarter of 2008, we re-classified a net receivable balance of $1.9 million to network equipment held for sale when NewSight Corporation defaulted on its note payable obligation and we took ownership of collateral including in-box inventory and an installed digital signage network in 102 Meijer stores. At the time of re-classification, Meijer was seeking a new network owner and we intended to sell the network to the new owner. Subsequent to December 31, 2008, Meijer abandoned plans to maintain the network. As a result, we moved approximately $171,000 of equipment from the in-box collateral base into inventory and recorded an impairment loss in the fourth quarter of 2008 on the remaining $1.8 million of network equipment held for sale.

Impairment of Intangible Assets. In the fourth quarter of 2008, we recorded an impairment charge for the assets related to the 2007 acquisition of McGill Digital Solutions. We reviewed the carrying value of all long-lived assets, including intangible assets with finite lives, for impairment in accordance with Statement of

Financial Accounting Standards No. 144 (FAS 144). Under FAS 144, impairment losses are recorded whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We tested the intangible assets acquired in the 2007 acquisition for impairment in the fourth quarter of 2008 and determined that the underlying assumptions and economic conditions surrounding the initial valuation of these assets had significantly changed and an impairment loss was recorded for the total $1.3 million of net book value of these intangible assets.

Termination of Partnership Agreement. On February 13, 2007, we terminated the strategic partnership agreement with The Marshall Special Assets Group, Inc. ("Marshall") which we had entered into in May 2004. Pursuant to the terms of a mutual termination, release and agreement, we paid Marshall $653,995 and we agreed to pay a fee in connection with sales of our software and hardware to customers, distributors and resellers for use exclusively in the ultimate operations of or for use in a lottery ("End Users"). Under such agreement, we will pay Marshall (i) 30% of the net invoice price for the sale of our software to End Users, and (ii) 2% of the net invoice price for the sale of hardware to End Users, in each case collected by us on or before February 12, 2012, with a minimum annual payment of $50,000 for three years. Marshall will pay 50% of the costs and expenses incurred by us in relation to any test installations involving sales or prospective sales to End Users. In 2008 and 2007, we recorded $50,000 of expense pursuant to the minimum payment for 2008 and 2007 required under the agreement.

Interest Expense

In 2008 and 2007, interest expense of $22,484 and $40,247, respectively, was attributable to capital lease obligations.

2007 compared to 2006

Sales

Our sales increased 90% to $6.0 million in 2007 from $3.1 million in 2006. The increase in sales in 2007 was the result of new customer relationships and the expansion of existing customer relationships. Our acquisition of McGill Digital Solutions, Inc. in August of 2007 generated approximately 23% of our total sales in 2007. Our sales in 2006 included over $700,000 of license fees deferred in previous years from two strategic relationships that have since been terminated.

Cost of Sales

Cost of sales increased 152% to $3.9 million in 2007 from $1.5 million in 2006. Cost of sales included inventory write-down amounts of $73,018 and $37,410 in 2007 and 2006, respectively. The cost of sales increase was primarily attributable to increased system hardware and services sales.

Operating Expenses

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of personnel costs and related expenses, advertising, promotional and product marketing expenses. Sales and marketing expense increased to $2.8 million in 2007 from $1.5 million in 2006. The increase in 2007 was due primarily to increased personnel and related expenses to support our growth initiatives as well as stock-based compensation expense related to employee stock options.

Research and Development Expenses. Our research and development expenses consist primarily of personnel costs and related expenses associated with developing and enhancing our RoninCast® system. Research and development expense increased to $1.2 million in 2007 from $0.9 million in 2006. The increase in 2007 over 2006 was due primarily to increased personnel and related expenses to support our growth initiatives as well as stock-based compensation expense related to employee stock options.

General and Administrative Expenses. Our general and administrative expenses consist primarily of the cost of executive, accounting, and administrative personnel and related expenses, insurance expense, professional fees for legal, tax and audit and compliance expenses. General and administrative expense increased to

$8.0 million in 2007 from $2.4 million in 2006. The increase in 2007 over 2006 was due primarily to increased personnel and related expenses to support our growth initiatives as well as stock-based compensation expense related to employee and director warrants and stock options.

Depreciation and amortization expense. Our depreciation and amortization expense consists primarily of depreciation of computer equipment and office furniture and the amortization of purchased software, leasehold improvements made to our leased facilities and amortization of our acquisition-related intangible assets recorded from our acquisition of McGill Digital Solutions in August 2007. Depreciation and amortization expense decreased to $0.7 million in 2007 from $1.2 million in 2006. The $1.2 million in 2006 included $0.9 million of financing cost amortization. Net of financing cost amortization, depreciation and amortization increased $0.4 million in 2007 due primarily to the $1.5 million of capital equipment purchases in 2007.

Termination of Partnership Agreement. On February 13, 2007, we terminated the strategic partnership agreement with The Marshall Special Assets Group, Inc. ("Marshall") which we had entered into in May 2004. Pursuant to the terms of a mutual termination, release and agreement, we paid Marshall $653,995 and we agreed to pay a fee in connection with sales of our software and hardware to customers, distributors and resellers for use exclusively in the ultimate operations of or for use in a lottery ("End Users"). Under such agreement, we will pay Marshall (i) 30% of the net invoice price for the sale of our software to End Users, and (ii) 2% of the net invoice price for the sale of hardware to End Users, in each case collected by us on or before February 12, 2012, with a minimum annual payment of $50,000 for three years. Marshall will pay 50% of the costs and expenses incurred by us in relation to any test installations involving sales or prospective sales to End Users. In 2007, we recorded $50,000 of expense pursuant to the minimum payment for 2007 required under the agreement.

Interest Expense

In 2007, interest expense of $22,484 was attributable to capital lease obligations. In 2006, we incurred interest expense of $10.1 million due to higher debt levels in 2006 versus 2007. The debt instruments outstanding during 2006 included a coupon cost and non-cash accounting expense for debt discounts and beneficial conversion. Cash payments for interest were $2.2 million for 2006, and the remaining interest expense was primarily attributable to warrant valuation and beneficial conversion.

Liquidity and Capital Resources

As of December 31, 2008, we had $13,594,642 of cash, cash equivalents and marketable securities, and working capital of $13,770,035. As of December 31, 2008, we did not have any significant debt, with the exception of capital leases. We plan to use our available cash to fund operations, which includes the continued development of our products and attraction of customers. Based on our current expense levels, we anticipate that our cash will be adequate to fund our operations through 2009.

Operating Activities

We do not currently generate positive cash flow from operating activities. Our investments in infrastructure have outweighed sales generated to-date. As of December 31, 2008, we had an accumulated deficit of $64,212,458. The cash flow used in operating activities was $14,910,215, $9,651,181 and $4,959,741 for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, net cash used by operating activities was attributable to our net loss and increases in accounts receivable and prepaid expenses and decreases in accounts payable and deferred revenue, partially offset by decreases in inventory and corporate income taxes receivable and increases in accrued liabilities. In 2007, net cash used by operating activities was attributable to our net loss and increases in accounts receivable, inventories and other current assets, partially offset by increases in deferred revenue, accounts payable and accrued liabilities. In 2006, net cash used by operating activities was attributable to our net loss and increases in accounts receivable and other current assets and a decrease in deferred revenue, partially offset by increases in accounts payable and accrued liabilities.

Investing Activities

Net cash provided by investing activities was $5,304,480 for the year ended December 31, 2008. Net cash used in investing activities was $11,823,943 and $7,487,705 for the years ended December 31, 2007 and 2006, respectively. In 2008, net cash provided by investing activities was the result of net sales of marketable securities of $6,355,898 offset by purchases of property and equipment of $1,051,418. In 2007, net cash used in investing activities was the result of net purchases of marketable securities of $7,474,821; cash paid for acquisitions, net of cash received, of $2,877,201; and purchases of property and equipment of $1,471,921. In 2006, net cash used in investing activities was the result of purchases of marketable securities of $7,176,779 and purchases of property and equipment of $310,926.

On August 16, 2007, we acquired McGill Digital Solutions, Inc. (now WRT Canada), based in Windsor, Ontario, Canada. We acquired the shares of McGill from the sellers for cash consideration of $3,190,563, subject to potential adjustments, and 50,000 shares of our common stock. We incurred $178,217 in direct costs related to the acquisition. In addition, we agreed to pay earn-out consideration to the sellers of up to $1,000,000 (CAD) and 50,000 shares of our common stock if specified earn-out criteria were met in 2007 and 2008. The 2007 and 2008 earn-out criteria were not met and no earn-out was paid for either year.

Financing Activities

We have financed our operations primarily from sales of common stock and the issuance of notes payable to vendors, shareholders and investors. For the years ended December 31, 2008, 2007 and 2006, we generated a net $497,865, $27,692,266 and $20,586,247 from financing activities, respectively.

In 2008, we received $225,360 from the sale of 143,573 shares of common stock to our associates through our 2007 Associate Stock Purchase Plan. We received $372,300 from the exercise of outstanding warrants. We used $99,795 in the payment of capital leases.

In June 2007, we sold 4,290,000 shares and a selling shareholder sold 1,000,000 shares of our common stock at $7.00 per share pursuant to a registration statement on Form SB-2, which was declared effective by the SEC on June 13, 2007. We obtained approximately $27.1 million in net proceeds as a result of this follow-on offering. We also received $1,160,720 from the exercise of outstanding warrants and stock options in 2007. In April 2007, we invested $50,000 in a bank certificate of deposit that was required for our bank's credit card program. This cash is classified as restricted cash on our balance sheet. We also deposited $400,000 cash in a bank as collateral for a letter of credit issued to support the landlord's upfront investments totaling $492,000 in connection with a new lease for office space. The collateral is reduced over time as the letter of credit is reduced. The term of the letter of credit is 31 months.

On November 30, 2006, we sold 5,175,000 shares of our common stock at $4.00 per share in our initial public offering pursuant to a registration statement on Form SB-2, which was declared effective by the SEC on November 27, 2006. We obtained approximately $18.0 million in net proceeds as a result of this offering. As a result of the closing of this offering, we also issued the following unregistered securities on November 30, 2006:

- We sold to the underwriter of our initial public offering for $50 a warrant to purchase 450,000 shares of our common stock exercisable at $4.80 per share. The warrant expires on the fourth anniversary of issuance. The warrant contains customary anti-dilution provisions and certain demand and participatory registration rights.
- Pursuant to the terms of convertible debenture agreements which we entered into with the Spirit Lake Tribe, a federally recognized Native American tribe, our indebtedness to the Spirit Lake Tribe incurred in 2005 aggregating $3,000,000 automatically converted into 1,302,004 shares of common stock.
- Pursuant to various note conversion agreements with 21 holders of convertible notes or debentures, an aggregate of $2,029,973 principal amount of notes was automatically converted into 634,362 shares of our common stock. In addition, we issued 40,728 common shares in lieu of the payment of accrued interest in the amount of $130,344 due certain holders of such notes and debentures.

On December 30, 2006, we issued 1,798,611 shares of common stock to holders of 12% convertible bridge notes upon the conversion of $5,413,429 principal amount and $342,126 in accrued interest on such notes. The remaining 12% convertible bridge notes not converted in a principal amount of $335,602, with accrued interest of $70,483, were repaid in cash. We were obligated to repay the notes within 30 days of the closing of our initial public offering, which took place on November 30, 2006.

Disruptions in the economy and constraints in the credit markets have caused companies to reduce or delay capital investment. Some of our prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the economic downturn. Furthermore, the downturn has adversely affected certain industries in particular, including the automotive and restaurant industries, in which we have major customers. We could also experience lower than anticipated order levels from current customers, cancellations of existing but unfulfilled orders, and extended payment or delivery terms. The economic crisis could also materially impact us through insolvency of our suppliers or current customers. While we have down-sized our operations to reflect the decrease in demand, we may not be successful in mirroring current demand.

Chrysler (BBDO Detroit / Windsor) accounted for 44.5% of our total accounts receivable as of December 31, 2008. In the case of insolvency by one of our significant customers, an account receivable with respect to that customer might not be collectible, might not be fully collectible, or might be collectible over longer than normal terms, each of which could adversely affect our financial position. In one case in the past, we converted a customer's account receivable into a secured note receivable then into the underlying collateral, which we ultimately wrote off. In the future, if we convert other accounts receivable into notes receivable or obtain the collateral underlying notes receivable, we may not be able to fully recover the amount due, which could adversely affect our financial position. Furthermore, the value of the collateral which serves to secure any such obligation is likely to deteriorate over time due to obsolescence caused by new product introductions and due to wear and tear suffered by those portions of the collateral installed and in use. There can be no assurance that we will not suffer credit losses in the future.

Based on our current and anticipated expense levels and our existing capital resources, we anticipate that our cash will be adequate to fund our operations for at least the next twelve months. Our future capital requirements, however, will depend on many factors, including our ability to successfully market and sell our products, develop new products and establish and leverage our strategic partnerships and reseller relationships. In order to meet our needs should we not become cash flow positive or should we be unable to sustain positive cash flow, we may be required to raise additional funding through public or private financings, including equity financings. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for our operations, whether from financial markets, collaborative or other arrangements, may not be available when needed or on terms attractive to us, especially in light of recent turmoil in the credit markets. If adequate funds are not available, our plans to expand our business may be adversely affected and we could be required to curtail our activities significantly. We may need additional funding in the future. Necessary funding may not be available on terms that are favorable to the company, if at all.

Off Balance Sheet Arrangements

None.

Contractual Obligations

Although we have no material commitments for capital expenditures, we anticipate continued capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We expect that our operating expenses will decrease in 2009 as we continue to control expenses in the current economic environment.

Operating and Capital Leases

At December 31, 2008, our principal commitments consisted of long-term obligations under operating leases. We conduct our U.S. operations from a leased facility located at 5929 Baker Road in Minnetonka, Minnesota. We lease approximately 19,089 square feet of office and warehouse space under a lease that extends through January 31, 2013. In addition, we lease office space of approximately 14,930 square feet to support our Canadian operations at a facility located at 4510 Rhodes Drive, Suite 800, Windsor, Ontario, Canada under a lease that extends through June 30, 2009. We also lease our former headquarters facility of approximately 8,610 square feet at 14700 Martin Drive, Eden Prairie, Minnesota. We do not occupy this building and do not anticipate sub-leasing this facility through the expiration of our lease on November 30, 2009. As of December 31, 2008, we have recognized a liability for anticipated remaining net costs on this lease obligation. The remaining liability at December 31, 2008 was $141,700. On March 6, 2009, we signed a lease termination agreement on the Martin Drive facility, subject to the sale of the property, which is scheduled to take place on March 19, 2009. Assuming the property sells as planned, during the first quarter of 2009 we will reverse approximately six months of rent expense we previously accrued for this property.

The following table summarizes our obligations under contractual agreements as of December 31, 2008 and the time frame within which payments on such obligations are due.

	Payment Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Capital Lease Obligations (including interest)	$ 76,270	$ 76,270	$ —	$ —	$—
Operating Lease Obligations	941,256	332,634	400,752	207,870	—
Total	$1,017,526	$408,904	$400,752	$207,870	$—

Based on our working capital position at December 31, 2008, we believe we have sufficient working capital to meet our current obligations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, as the FASB previously concluded in those accounting pronouncement that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. Effective January 1, 2008, we adopted SFAS 157 as it relates to financial assets and liabilities recognized at fair value on a recurring basis and it has had no material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value of Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS 159") which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS 159 was effective in the first quarter of fiscal 2008. We have not elected to apply the fair value option to any of our financial instruments and, therefore, there has been no material impact on our financial statements.

During December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141 (Revised 2007)"). While this statement retains the fundamental requirement of SFAS 141 that the acquisition method of accounting (which SFAS 141 called the *purchase method*) be used for all business combinations, SFAS 141 (Revised 2007) now establishes the principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree; recognizes and measures the goodwill acquired in the business combination or the gain from a bargain purchase; and determines what information should be disclosed in the financial statements to enable the users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141 (Revised 2007) is effective for fiscal years beginning on or after December 15, 2008. We do not believe the adoption of SFAS 141 (Revised 2007) will have a material impact on our financial statements.

During December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51" ("SFAS 160"). This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not believe the adoption of SFAS 160 will have a material impact on our financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of SFAS 157 until January 1, 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and non-financial assets acquired and liabilities assumed in a business combination. We do not expect that the adoption of the remainder of SFAS 157 will have a material impact on our financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS 133" ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. We do not believe the adoption of SFAS 161 will have a material impact on our financial statements.

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets". This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. We will assess the impact of FSP 142-3 if and when future acquisitions occur.

In September 2008, the FASB issued FSP No. 133-1 and FASB Interpretation No. 45-4 ("FSP SFAS 133-1 and FIN 45-4"), "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", to require additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend SFAS 133 and FIN 45 and effective for reporting periods ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 also clarifies the effective date in SFAS 161. Disclosures required by SFAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FSP SFAS 133-1 and FIN 45-4 is not expected to have a material impact on our financial statements.

In October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS 157. The guidance in FSP 157-3 is effective immediately and did not have a material impact on our financial statements.

In December 2008, the FASB issued FSP No. 140-4 and FIN 46R-8 ("FSP 140-4 and FIN 46R-8"), "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities ("VIE's"). The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for our company in the first quarter of fiscal 2009. Because we have no VIE's, the adoption is not expected to have a material impact our financial statements.

ITEM 7A *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivables. We maintain our accounts for cash and cash equivalents and marketable securities principally at one major bank. We invest our available cash in United States government securities and money market funds. We have not experienced any significant losses on our deposits of our cash, cash equivalents, or marketable securities.

We currently have outstanding approximately $71,000 of capital lease obligations at fixed interest rates. We do not believe our operations are currently subject to significant market risks for interest rates or other relevant market price risks of a material nature.

Foreign exchange rate fluctuations may adversely impact our consolidated financial position as well as our consolidated results of operations. Foreign exchange rate fluctuations may adversely impact our financial position as the assets and liabilities of our Canadian operations are translated into U.S. dollars in preparing our consolidated balance sheet. These gains or losses are recognized as an adjustment to shareholders' equity through accumulated other comprehensive income.

ITEM 8 *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

See Index to Consolidated Financial Statements on Page F-1.

ITEM 9 *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Virchow, Krause & Company, LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Virchow, Krause & Company, LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2008. The attestation report of Virchow, Krause & Company, LLP, on our internal control over financial reporting as of December 31, 2008 is included on page F-2 of this Form 10-K and is incorporated by reference herein.

ITEM 9B *OTHER INFORMATION*

None.

PART III

ITEM 10 *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

We incorporate by reference the information contained under the captions "Proposal 1 — Election of Directors," "Our Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

Pursuant to General Instruction G(3) to the Annual Report on Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Part I of this Annual Report on Form 10-K under separate caption.

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions) and directors. Our Code of Business Conduct and Ethics satisfies the requirements of Item 406(b) of Regulation S-K and applicable NASDAQ Marketplace Rules. Our Code of Business Conduct and Ethics is posted on our internet website at www.wirelessronin.com and is available, free of charge, upon written request to our Chief Financial Officer at 5929 Baker Road, Suite 475, Minnetonka, MN 55345. We intend to disclose any amendment to or waiver from a provision of our Code of Business Conduct and Ethics that requires disclosure on our website at www.wirelessronin.com.

ITEM 11 *EXECUTIVE COMPENSATION*

We incorporate by reference the information contained under the captions "Our Board of Directors and Committees — Compensation Committee Interlocks and Insider Participation," "Our Board of Directors and Committees — Compensation Committee Report," "Non-Employee Director Compensation" and "Executive Compensation" in our definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

ITEM 12 *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

We incorporate by reference the information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

ITEM 13 *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We incorporate by reference the information contained under the captions "Our Board of Directors and Committees" and "Certain Relationships and Related Transactions" in our definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

ITEM 14 *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

We incorporate by reference the information contained under the caption "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive proxy statement for the annual meeting of shareholders to be held June 11, 2009.

PART IV

ITEM 15 *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) See "Index to Consolidated Financial Statements" on page F-1 and "Exhibit Index" on page E-1.

(b) See "Exhibit Index" on page E-1.

(c) Not applicable.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on March 13, 2009.

Wireless Ronin Technologies, Inc.

By /s/ James C. Granger
James C. Granger
President and Chief Executive Officer
(Principal Executive Officer)

POWERS OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints James C. Granger and Darin P. McAreavey as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant, and in the capacities and on the date indicated.

Signature	Title	Date
/s/ James C. Granger James C. Granger	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2009
/s/ Darin P. McAreavey Darin P. McAreavey	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 13, 2009
/s/ Gregory T. Barnum Gregory T. Barnum	Chairman of the Board of Directors	March 13, 2009
/s/ Stephen F. Birke Stephen F. Birke	Director	March 13, 2009
/s/ Thomas J. Moudry Thomas J. Moudry	Director	March 13, 2009
/s/ Geoffrey J. Obeney Geoffrey J. Obeney	Director	March 13, 2009
/s/ William F. Schnell William F. Schnell	Director	March 13, 2009
/s/ Brett A. Shockley Brett A. Shockley	Director	March 13, 2009

(This page intentionally left blank)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Wireless Ronin Technologies, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Audit Committee and Board of Directors
Wireless Ronin Technologies, Inc.
Minnetonka, MN

We have audited the accompanying consolidated balance sheets of Wireless Ronin Technologies, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006. We also have audited Wireless Ronin Technologies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Wireless Ronin Technologies, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wireless Ronin Technologies, Inc. as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Wireless Ronin Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Virchow, Krause & Company, LLP

Minneapolis, MN
March 13, 2009

WIRELESS RONIN TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,293,681	$ 14,542,280
Marketable securities - available for sale	8,300,961	14,657,635
Accounts receivable, net of allowance of $91,758 and $84,685	1,822,627	4,135,402
Income tax receivable	12,275	231,328
Inventories	461,568	539,140
Prepaid expenses and other current assets	265,854	817,511
Total current assets	16,156,966	34,923,296
Property and equipment, net	1,917,832	1,780,390
Intangible assets, net	—	3,174,804
Restricted cash	450,000	450,000
Other assets	34,901	40,217
TOTAL ASSETS	$ 18,559,699	$ 40,368,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term obligations	$ 70,960	$ 100,023
Accounts payable	1,068,091	1,387,327
Deferred revenue	180,621	1,252,485
Accrued purchase price consideration	—	999,974
Accrued liabilities	1,067,260	869,759
Total current liabilities	2,386,932	4,609,568
Capital lease obligations, less current maturities	—	70,960
TOTAL LIABILITIES	2,386,932	4,680,528
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Capital stock, $0.01 par value, 66,666,666 shares authorized		
Preferred stock, 16,666,666 shares authorized, no shares issued and outstanding	—	—
Common stock, 50,000,000 shares authorized; 14,849,860 and 14,537,705 shares issued and outstanding	148,499	145,377
Additional paid-in capital	80,649,804	78,742,311
Accumulated deficit	(64,212,459)	(43,520,098)
Accumulated other comprehensive income (loss)	(413,077)	320,589
Total shareholders' equity	16,172,767	35,688,179
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,559,699	$ 40,368,707

See accompanying Notes to Consolidated Financial Statements.

WIRELESS RONIN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2008	2007	2006
Sales			
Hardware	$ 2,478,936	$ 3,298,078	$ 1,852,678
Software	876,529	597,923	1,107,913
Services and other	4,025,937	2,088,912	184,798
Total sales	7,381,402	5,984,913	3,145,389
Cost of sales			
Hardware	2,192,837	2,286,695	1,429,585
Software	247,075	1,007	—
Services and other	4,084,689	1,531,647	78,272
Inventory lower of cost or market	64,688	73,018	37,410
Total cost of sales (exclusive of depreciation and amortization shown separately below)	6,589,289	3,892,367	1,545,267
Gross profit	792,113	2,092,546	1,600,122
Operating expenses:			
Sales and marketing expenses	3,998,744	2,805,522	1,462,667
Research and development expenses	2,541,267	1,197,911	875,821
General and administrative expenses	11,257,801	8,048,583	2,383,941
Depreciation and amortization expense	1,225,827	651,557	1,196,027
Impairment of network equipment held for sale	1,766,072	—	—
Impairment of intangible assets	1,264,870	—	—
Termination of partnership agreement	50,000	703,995	—
Total operating expenses	22,104,581	13,407,568	5,918,456
Operating loss	(21,312,468)	(11,315,022)	(4,318,334)
Other income (expenses):			
Interest expense	(22,484)	(40,247)	(10,124,216)
Loss on debt modification	—	—	(367,153)
Interest income	647,066	1,277,456	21,915
Other	(4,475)	(8,572)	51
Total other income (expense)	620,107	1,228,637	(10,469,403)
Net loss	$(20,692,361)	$(10,086,385)	$(14,787,737)
Basic and diluted loss per common share	$ (1.41)	$ (0.82)	$ (9.71)
Basic and diluted weighted average shares outstanding	14,664,144	12,314,178	1,522,836

See accompanying Notes to Consolidated Financial Statements.

WIRELESS RONIN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity (Deficit)
	Shares	Amount				
Balances at December 31, 2005	784,037	$ 7,840	$11,032,668	$(18,645,976)	$ —	$ (7,605,468)
Net loss	—	—	—	(14,787,737)	—	(14,787,737)
Unrealized gain on investments	—	—	—	—	16,732	16,732
Total comprehensive loss						(14,771,005)
Stock issued to related parties for:						
Interest expense at $9.00 per share	24,999	250	224,750	—	—	225,000
Stock issued for short-term notes payable	45,332	453	202,192	—	—	202,645
Stock issued for short-term notes payable	20,000	200	58,662	—	—	58,862
Warrants issued to related parties for:						
Short-term notes payable	—	—	268,872	—	—	268,872
Deferred issuance costs	—	—	39,499	—	—	39,499
Warrants issued for:						
Notes payable	—	—	18,697	—	—	18,697
Bridge notes	—	—	1,893,500	—	—	1,893,500
Compensation expense	—	—	405,151	—	—	405,151
Directors	—	—	300,937	—	—	300,937
Beneficial conversion of short-term notes payable	—	—	5,700,290	—	—	5,700,290
Repricing of warrants	—	—	81,126	—	—	81,126
Proceeds from initial public offering of common stock, less offering costs	5,175,000	51,750	17,951,804	—	—	18,003,554
Conversion of long-term obligations into common stock	3,628,056	36,281	10,407,123	—	—	10,443,404
Conversion of accrued interest into common stock	147,642	1,476	470,994	—	—	472,470
Exercise of warrants	555	6	244	—	—	250
Balances at December 31, 2006	9,825,621	$ 98,256	$49,056,509	$(33,433,713)	$ 16,732	$ 15,737,784
Net loss	—	—	—	(10,086,385)	—	(10,086,385)
Unrealized loss on investments	—	—	—	—	(10,695)	(10,695)
Foreign currency translation gain	—	—	—	—	314,552	314,552
Total comprehensive loss						(9,782,528)
Stock-based compensation	—	—	1,167,171	—	—	1,167,171
Exercise of options and warrants	372,084	3,721	1,156,999	—	—	1,160,720
Common stock issued for acquisition	50,000	500	311,500	—	—	312,000
Proceeds from the sale of common stock, less offering costs	4,290,000	42,900	27,050,132	—	—	27,093,032
Balances at December 31, 2007	14,537,705	$145,377	$78,742,311	$(43,520,098)	$ 320,589	$ 35,688,179
Net loss	—	—	—	(20,692,361)	—	(20,692,361)
Unrealized loss on investments	—	—	—	—	(777)	(777)
Foreign currency translation loss	—	—	—	—	(732,889)	(732,889)
Total comprehensive loss						(21,426,027)
Stock-based compensation	—	—	1,312,955	—	—	1,312,955
Restricted stock issued under equity incentive plan	6,000	60	(60)	—	—	—
Exercise of options and warrants	162,582	1,626	370,674	—	—	372,300
Common stock issued under associate stock purchase plan	143,573	1,436	223,924	—	—	225,360
Balances at December 31, 2008	14,849,860	$148,499	$80,649,804	$(64,212,459)	$(413,077)	$ 16,172,767

See accompanying Notes to Consolidated Financial Statements.

WIRELESS RONIN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2008	2007	2006
Operating Activities:			
Net loss	$(20,692,361)	$(10,086,385)	$(14,787,737)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	702,300	436,552	1,196,027
Amortization of acquisition-related intangibles	523,527	215,005	—
Impairment of intangible assets	1,264,870	—	—
Impairment of network equipment held for sale	1,766,072	—	—
Loss on disposal of property and equipment	72,605	36,782	—
Allowance for doubtful receivables	7,345	61,000	21,000
Inventory lower of cost or market	—	—	37,410
Debt discount amortization	—	—	3,569,509
Debt discount amortization — related party	—	—	606,912
Common stock issued for interest expense — related party	—	—	225,000
Issuance of warrants for short-term borrowings — related parties	—	—	39,499
Stock-based compensation expense	1,312,955	1,167,171	787,214
Beneficial conversion of notes payable	—	—	4,107,241
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(172,780)	(2,464,002)	(933,350)
Corporate income taxes	188,682	49,924	—
Inventories	182,338	(283,289)	95,595
Prepaid expenses and other current assets	(62,558)	(598,797)	(122,307)
Other assets	1,350	2,500	(4,995)
Accounts payable	(272,111)	410,927	697,280
Deferred revenue	(6,255)	1,065,010	(884,555)
Accrued liabilities	273,806	336,421	390,516
Net cash used in operating activities	(14,910,215)	(9,651,181)	(4,959,741)
Investing activities			
Cash paid for acquisitions, net of cash received	—	(2,877,201)	—
Purchases of property and equipment	(1,051,418)	(1,471,921)	(310,926)
Purchases of marketable securities	(28,662,495)	(28,301,446)	(7,176,779)
Sales of marketable securities	35,018,393	20,826,625	—
Net cash provided by/(used in) investing activities	5,304,480	(11,823,943)	(7,487,705)
Financing activities			
Net payments on bank lines of credit and short-term note payable	—	—	(350,000)
Payment for deferred financing costs	—	—	(864,509)
Proceeds from short-term notes payable — related parties	—	—	4,825,000
Payments on short-term notes payable — related parties	—	—	(335,601)
Proceeds from long-term notes payable	—	—	194,242
Payments on long-term notes payable and capital leases	(99,795)	(111,486)	(872,939)
Payments on long-term notes payable — related parties	—	—	(13,750)
Restricted cash	—	(450,000)	—
Proceeds from issuance of common stock and equity units	—	27,093,032	18,003,554
Proceeds from exercise of warrants and stock options	372,300	1,160,720	250
Proceeds from sale of common stock under associate stock purchase plan	225,360	—	—
Net cash provided by financing activites	497,865	27,692,266	20,586,247
Effect of Exchange Rate Changes on Cash	(140,729)	51,750	—
Increase (Decrease) in Cash and Cash Equivalents	(9,248,599)	6,268,892	8,138,801
Cash and Cash Equivalents, beginning of period	14,542,280	8,273,388	134,587
Cash and Cash Equivalents, end of period	$ 5,293,681	$ 14,542,280	$ 8,273,388

See accompanying Notes to Consolidated Financial Statements.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Operations

Overview

Wireless Ronin Technologies, Inc. (the Company) is a Minnesota corporation that provides dynamic digital signage solutions targeting specific retail and service markets. The Company has designed and developed RoninCast®, a proprietary content delivery system that manages, schedules and delivers digital content over a wireless or wired network. The solutions, the digital alternative to static signage, provide business customers with a dynamic and interactive visual marketing system designed to enhance the way they advertise, market and deliver their messages to targeted audiences.

The Company's wholly-owned subsidiary, Wireless Ronin Technologies (Canada), Inc., an Ontario, Canada provincial corporation located in Windsor, Ontario, develops "e-learning, e-performance support and e-marketing" solutions for business customers. E-learning solutions are software-based instructional systems developed specifically for customers, primarily in sales force training applications. E-performance support systems are interactive systems produced to increase product literacy of customer sales staff. E-marketing products are developed to increase customer knowledge of and interaction with customer products.

The Company and its subsidiary sell products and services primarily throughout North America.

Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Principles of Consolidation

The consolidated financial statements include the accounts of Wireless Ronin Technologies, Inc. and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

2. Foreign Currency

Foreign denominated monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the reporting period. The Company's Canadian subsidiary's functional currency is the Canadian dollar. Translation adjustments result from translating its financial statements into the reporting currency, the U.S. dollar. The translation adjustment has not been included in determining net income, but has been reported separately and is accumulated in a separate component of equity. The Canadian subsidiary has foreign currency transactions denominated in a currency other than the Canadian dollar. These transactions include receivables and payables that are fixed in terms of the amount of foreign currency that will be received or paid on a future date. A change in exchange rates between the functional currency and the currency in which the transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that has been included in determining the net income of the period. In 2008, a foreign currency transaction gain of $214,010 was recorded in Sales, Services and other. In 2007, a foreign currency transaction loss of $97,688 was recorded in Sales, Services and other. No foreign currency gain or loss was recorded in 2006.

3. Revenue Recognition

The Company recognizes revenue primarily from these sources:

- Software and software license sales
- System hardware sales

- Professional service revenue
- Software development services
- Software design and development services
- Implementation services
- Maintenance and support contracts

The Company applies the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software licenses. In the event of a multiple element arrangement, the Company evaluates if each element represents a separate unit of accounting taking into account all factors following the guidelines set forth in Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21") "Revenue Arrangements with Multiple Deliverables."

The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, which is when product title transfers to the customer, or services have been rendered; (iii) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (iv) collection is probable. The Company assesses collectability based on a number of factors, including the customer's past payment history and its current creditworthiness. If it is determined that collection of a fee is not reasonably assured, the Company defers the revenue and recognizes it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Multiple-Element Arrangements — The Company enters into arrangements with customers that include a combination of software products, system hardware, maintenance and support, or installation and training services. The Company allocates the total arrangement fee among the various elements of the arrangement based on the relative fair value of each of the undelivered elements determined by vendor-specific objective evidence (VSOE). In software arrangements for which the Company does not have VSOE of fair value for all elements, revenue is deferred until the earlier of when VSOE is determined for the undelivered elements (residual method) or when all elements for which the Company does not have VSOE of fair value have been delivered.

The Company has determined VSOE of fair value for each of its products and services. The fair value of maintenance and support services is based upon the renewal rate for continued service arrangements. The fair value of installation and training services is established based upon pricing for the services. The fair value of software and licenses is based on the normal pricing and discounting for the product when sold separately. The fair value of hardware is based on a stand-alone market price.

Each element of the Company's multiple element arrangements qualifies for separate accounting with the exception of undelivered maintenance and service fees. The Company defers revenue under the residual method for undelivered maintenance and support fees included in the price of software and amortizes fees ratably over the appropriate period. The Company defers fees based upon the customer's renewal rate for these services.

Software and software license sales

The Company recognizes revenue when a fixed fee order has been received and delivery has occurred to the customer. The Company assesses whether the fee is fixed or determinable and free of contingencies based upon signed agreements received from the customer confirming terms of the transaction. Software is delivered to customers electronically or on a CD-ROM, and license files are delivered electronically.

System hardware sales

The Company recognizes revenue on system hardware sales generally upon shipment of the product or customer acceptance depending upon contractual arrangements with the customer. Shipping charges billed to customers are included in sales and the related shipping costs are included in cost of sales.

Professional service revenue

Included in services and other revenues is revenue derived from implementation, maintenance and support contracts, content development, software development and training. The majority of consulting and implementation services and accompanying agreements qualify for separate accounting. Implementation and content development services are bid either on a fixed-fee basis or on a time-and-materials basis. For time-and-materials contracts, the Company recognizes revenue as services are performed. For fixed-fee contracts, the Company recognizes revenue upon completion of specific contractual milestones or by using the percentage-of-completion method.

Software development services

Software development revenue is recognized monthly as services are performed per fixed fee contractual agreements.

Software design and development services

Revenue from contracts for technology integration consulting services where the Company designs/redesigns, builds and implements new or enhanced systems applications and related processes for clients are recognized on the percentage-of-completion method in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. This method is followed where reasonably dependable estimates of revenues and costs can be made. Estimates of total contract revenue and costs are continuously monitored during the term of the contract, and recorded revenue and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenue and income and are reflected in the financial statements in the periods in which they are first identified. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenue that will be generated by the contract and are included in cost of sales and classified in accrued expenses in the balance sheet.

Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until revenue recognition criteria are met.

Uncompleted contracts at December 31, 2008 and 2007 are as follows:

	December 31,	
	2008	2007
Cost incurred on uncompleted contracts	$ 195,724	$ 155,246
Estimated earnings	884,180	616,174
Revenue recognized	1,079,904	771,420
Less: billings to date	(1,130,351)	(932,021)
Amount included in deferred revenue	$ (50,447)	$(160,601)

These amounts have been included in deferred revenue.

Implementation services

Implementation services revenue is recognized when installation is completed.

Maintenance and support contracts

Maintenance and support consists of software updates and support. Software updates provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Support includes access to technical support personnel for software and hardware issues.

Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one to three years. Maintenance and support is renewable by the customer. Rates for maintenance and support, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

4. Cash and Cash Equivalents

Cash equivalents consist of certificates of deposit and all other liquid investments with original maturities of three months or less when purchased. The Company maintains its cash balances in several financial institutions in Minnesota. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

5. Restricted Cash

In conjunction with the lease agreement for office space entered into in April 2007, the Company obtained a letter of credit to support the landlord's upfront investments totaling $492,000. The letter of credit is collateralized by $400,000 of cash held by the issuing bank. The collateral is reduced over time as the letter of credit is reduced. The term of the Company's letter of credit is 31 months. In connection with the Company's bank's credit card program, the Company is required to maintain a cash balance of $50,000.

6. Marketable Securities

The Company's marketable securities consist of debt securities that are classified as available-for-sale. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount as a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

7. Accounts Receivable

Accounts receivable are usually unsecured and stated at net realizable value and bad debts are accounted for using the allowance method. The Company performs credit evaluations of its customers' financial condition on an as-needed basis and generally requires no collateral. Payment is generally due 90 days or less from the invoice date and accounts past due more than 90 days are individually analyzed for collectability. In addition, an allowance is provided for other accounts when a significant pattern of uncollectability has occurred based on historical experience and management's evaluation of accounts receivable. If all collection efforts have been exhausted, the account is written off against the related allowance. The allowance for doubtful accounts was $91,758 and $84,685 at December 31, 2008 and 2007, respectively.

8. Income Tax Receivable

The income taxes receivable owed to the Canadian subsidiary, Wireless Ronin Technologies (Canada), Inc., represents refunds filed with the Canada Revenue Agency for the year ending December 31, 2006. This receivable is for the disallowance of the Ontario Interactive Digital Media Tax Credit as this resulted in a revision to the net loss of the subsidiary for tax purposes and the non-capital loss carryback request for 2006.

9. Inventories

The Company records inventories using the lower of cost or market on a first-in, first-out (FIFO) method. Inventories consist principally of finished goods, product components and software licenses. Inventory reserves are established to reflect slow-moving or obsolete products. There were no inventory reserves at December 31, 2008 and 2007.

10. Intangible Assets

The Company has allocated a portion of the purchase price of businesses acquired to intangible assets. Purchased intangible assets include trade names, customer relationships and other intangible assets acquired in business combinations. Intangible assets are amortized over finite lives using methods that approximate the benefit provided by utilization of the assets. In the fourth quarter of 2008, the Company recorded an impairment charge for the assets related to the 2007 acquisition of McGill Digital Solutions. See Note 5 for further information regarding the impact of the impairment of intangible assets. No impairment has been recognized on recorded intangible assets as of December 31, 2007.

11. Impairment of Long-Lived Assets

The Company reviews the carrying value of all long-lived assets, including property and equipment as well as intangible assets with definite lives, for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Under SFAS 144, impairment losses are recorded whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the impairment tests indicate that the carrying value of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment loss would be recognized. The impairment loss is determined by the amount by which the carrying value of such asset exceeds its fair value. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such assets using an appropriate discount rate. Assets to be disposed of are carried at the lower of their carrying value or fair value less costs to sell. Considerable management judgment is necessary to estimate the fair value of assets, and accordingly, actual results could vary significantly from such estimates. In the fourth quarter of 2008, the Company recorded an impairment charge for the intangible assets related to the 2007 acquisition of McGill Digital Solutions. See Note 5 for further information regarding the impact of the impairment of intangible assets. Except as discussed in Note 5, there have been no impairment losses for long-lived assets, including finite-lived intangible assets, recorded in 2008, 2007 or 2006.

12. Depreciation and Amortization

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives, principally using straight-line methods. Leased equipment is depreciated over the term of the capital lease. Leasehold improvements are amortized over the shorter of the life of the improvement or the lease term, using the straight-line method. Deferred financing costs are amortized using the straight-line method over the term of the associated financing arrangement (which approximates the interest method.)

The estimated useful lives used to compute depreciation and amortization are as follows:

Equipment	3 — 5 years
Demonstration equipment	3 — 5 years
Furniture and fixtures	7 years
Purchased software	3 years
Leased equipment	3 years
Leasehold improvements	Shorter of 5 years or term of lease

Depreciation expense was $702,300, $436,552 and $188,346 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense related to the deferred financing costs was $0 for the years ended December 31, 2008 and 2007 and $69,505 for the year ended December 31, 2006, which was recorded as a component of interest expense.

13. Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs were $285,828, $595,084 and $352,849 for the years ended December 31, 2008, 2007 and 2006, respectively.

14. Comprehensive Loss

Comprehensive loss includes revenues, expenses, gains and losses that are excluded from net loss. Items of comprehensive loss are unrealized gains and losses on short term investments and foreign currency translation adjustments which are added to net income or loss to compute comprehensive income or loss. In 2008, comprehensive loss included $732,889 recorded for unrealized foreign currency translation loss on the translation of the financial statements of the Company's foreign subsidiary from its functional currency to the U.S. dollar, and $777 for unrealized investment losses. In 2007, comprehensive loss included $314,552 recorded for unrealized foreign currency translation gains on the translation of the financial statements of the Company's foreign subsidiary from its functional currency to the U.S. dollar, and $10,695 for unrealized investment losses. In 2006, comprehensive loss included $16,732 of unrealized investment gains.

15. Research and Development and Software Development Costs

Research and development expenses consist primarily of development personnel and non-employee contractor costs related to the development of new products and services, enhancement of existing products and services, quality assurance and testing. Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" requires certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Software development costs incurred beyond the establishment of technological feasibility have not been significant. No software development costs were capitalized during the years ended December 31, 2008 and 2007. Software development costs have been recorded as research and development expense. The Company incurred research and development expenses of $2,541,267 in 2008, $1,197,911 in 2007 and $875,821 in 2006.

16. Basic and Diluted Loss per Common Share

Basic and diluted loss per common share for all periods presented is computed using the weighted average number of common shares outstanding. Basic weighted average shares outstanding include only outstanding common shares. Diluted net loss per common share is computed by dividing net loss by the weighted average common and potential dilutive common shares outstanding computed in accordance with the treasury stock method. Shares reserved for outstanding stock warrants and options totaling 3,611,273,

3,543,283 and 3,072,637 for 2008, 2007 and 2006, respectively, were excluded from the computation of loss per share as their effect was antidilutive.

17. Deferred Income Taxes

Deferred income taxes are recognized in the financial statements for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates. Temporary differences arise from net operating losses, reserves for uncollectible accounts receivables and inventory, differences in depreciation methods, and accrued expenses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

18. Accounting for Stock-Based Compensation

In the first quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), which revises SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock-based compensation expense recognized during the period is based on the value of the portion of share-based awards that are ultimately expected to vest during the period. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of restricted stock is determined based on the number of shares granted and the closing price of the Company's common stock on the date of grant. Compensation expense for all share-based payment awards is recognized using the straight-line amortization method over the vesting period. The Company adopted SFAS 123R effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. Stock-based compensation expense of $1,312,955, $1,167,171 and $787,214 was charged to expense during 2008, 2007 and 2006, respectively. No tax benefit has been recorded due to the full valuation allowance on deferred tax assets that the Company has recorded.

In March 2005 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance for SFAS 123R. In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110") which expresses the view of the staff regarding the use of a "simplified" method in developing an estimate of expected term for stock options. Since the Company has little historical data to rely upon, it has applied the provisions of SAB 107 and SAB 110 in its application of SFAS 123R.

The Company accounts for equity instruments issued for services and goods to non-employees under SFAS 123R, "Share-Based Payment"; EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"; and EITF 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees." Generally, the equity instruments issued for services and goods are shares of the Company's common stock or warrants to purchase shares of the Company's common stock. These shares or warrants generally are fully-vested, nonforfeitable and exercisable at the date of grant and require no future performance commitment by the recipient. The Company expenses the fair market value of these securities over the period in which the related services are received.

See Note 9 for further information regarding the impact of the Company's adoption of SFAS 123R and the assumptions used to calculate the fair value of share-based compensation.

19. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of the estimated fair value of an entity's financial instruments. Such disclosures, which pertain to the Company's financial instruments, do not purport to represent the aggregate net fair value of the Company. The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximated fair value because of the short maturity of those instruments.

20. Financial Instruments

The Company periodically uses forward contracts to manage its exposure associated with forecasted international revenue transactions denominated in the United States dollar. These contracts are not designated as hedges and, accordingly, the changes in fair value are reported in income as a component of sales. At December 31, 2008 and 2007, there were no outstanding forward contracts.

21. Registration Rights Agreements

The Company adopted FSP EITF 00-19-2, as of January 1, 2007, "Accounting for Registration Payment Arrangements" ("FSP"), which addresses an issuer's accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, "Accounting for Contingencies". This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The adoption of this FSP did not have an impact on the Company.

22. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates of the Company are the allowance for doubtful accounts, recognition of revenue under fixed price contracts, deferred tax assets, deferred revenue, depreciable lives and methods of property and equipment, valuation of warrants and other stock-based compensation and valuation of recorded intangible assets. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, as the FASB previously concluded in those accounting pronouncement that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 as it relates to financial assets and liabilities recognized at fair value on a recurring basis and it has had no material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value of Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS 159") which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS 159 was effective in the first quarter of fiscal 2008. The Company has not elected to apply the fair value option to any of its financial instruments and, therefore, there has been no material impact on its financial statements.

During December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141 (Revised 2007)"). While this statement retains the fundamental requirement of SFAS 141 that the acquisition method of accounting (which SFAS 141 called the *purchase method*) be used for all business combinations, SFAS 141 (Revised 2007) now establishes the principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree; recognizes and measures the goodwill acquired in the business combination or the gain from a bargain purchase; and determines what information should be disclosed in the financial statements to enable the users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141 (Revised 2007) is effective for fiscal years beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS 141 (Revised 2007) will have a material impact on its financial statements.

During December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51" ("SFAS 160"). This statement establishes accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS 160 will have a material impact on its financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of SFAS 157 until January 1, 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and non-financial assets acquired and liabilities assumed in a business combination. The Company does not expect that the adoption of the remainder of SFAS 157 will have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS 133" ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. The Company does not believe the adoption of SFAS 161 will have a material impact on its financial statements.

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets". This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The Company will assess the impact of FSP 142-3 if and when future acquisitions occur.

In September 2008, the FASB issued FSP No. 133-1 and FASB Interpretation No. 45-4 ("FSP SFAS 133-1 and FIN 45-4"), "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", to require additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend SFAS 133 and FIN 45 and effective for reporting periods ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 also clarifies the effective date in SFAS 161. Disclosures required by SFAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FSP SFAS 133-1 and FIN 45-4 is not expected to have a material impact on the Company's financial statements.

In October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS 157. The guidance in FSP 157-3 is effective immediately and did not have a material impact on the Company's financial statements.

In December 2008, the FASB issued FSP No. 140-4 and FIN 46R-8 ("FSP 140-4 and FIN 46R-8"), "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities ("VIE's"). The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for the Company in the first quarter of fiscal 2009. Because the Company has no VIE's, the adoption is not expected to have a material impact the Company's financial statements.

NOTE 2: OTHER FINANCIAL STATEMENT INFORMATION

The following tables provide details of selected financial statement items:

ALLOWANCE FOR DOUBTFUL RECEIVABLES

	2008	2007
Balance at beginning of year	$ 84,685	$ 23,500
Provision for doubtful receivables	28,610	77,982
Write-offs	(21,537)	(16,797)
Balance at end of year	$ 91,758	$ 84,685

INVENTORIES

	December 31,	
	2008	2007
Finished goods	$355,183	$318,451
Work-in-process	106,385	220,689
Total inventories	$461,568	$539,140

The Company has recorded adjustments to reduce inventory values to the lower of cost or market for certain finished goods, product components and supplies. The Company recorded expense of $64,688, $73,018 and $37,410 during the years ended December 31, 2008, 2007 and 2006, respectively, related to this adjustment to cost of sales.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2008	December 31, 2007
Deferred project costs	$ —	$476,679
Prepaid expenses	265,854	340,832
Total prepaid expenses and other current assets	$265,854	$817,511

Deferred project costs represent incurred costs to be recognized as cost of sales once all revenue recognition criteria have been met.

PROPERTY AND EQUIPMENT

	December 31, 2008	December 31, 2007
Leased equipment	$ 380,908	$ 380,908
Equipment	1,314,711	923,549
Leasehold improvements	332,483	313,021
Demonstration equipment	150,890	127,556
Purchased software	531,998	226,003
Furniture and fixtures	614,281	581,355
Total property and equipment	$ 3,325,271	$2,552,392
Less: accumulated depreciation and amortization	(1,407,439)	(772,002)
Net property and equipment	$ 1,917,832	$1,780,390

OTHER ASSETS

Other assets consist of long-term deposits on operating leases.

ACCRUED LIABILITIES

	December 31, 2008	December 31, 2007
Compensation	$ 719,613	$590,737
Accrued remaining lease obligations	141,700	170,793
Accrued rent	84,427	79,131
Sales tax and other	121,520	29,098
Total accrued liabilities	$1,067,260	$869,759

See Note 7 for additional information on accrued remaining lease obligations.

DEFERRED REVENUE

	December 31, 2008	December 31, 2007
Deferred customer billings	$ —	$ 950,066
Deferred software maintenance	45,958	90,197
Customer deposits and deferred project revenue	134,663	212,222
Total deferred revenue	$180,621	$1,252,485

SUPPLEMENTAL CASH FLOW INFORMATION

	For the Years Ended December 31		
	2008	2007	2006
Cash paid for:			
Interest	$ 22,484	$ 40,247	$1,505,429
Noncash Investing and Financing Activities:			
Collateral received for note receivable	1,937,162	—	—
Stock issued in acquisition of McGill Digital Solutions	—	312,000	—
Common stock issued for notes payable			
Related parties	—	—	202,645
Non-related parties	—	—	58,863
Warrants issued for notes payable			
Related parties	—	—	268,872
Non-related parties	—	—	1,912,197
Long-term note payable converted into common stock			
Related parties	—	—	3,683,550
Non-related parties	—	—	1,346,423
Short-term note payable converted into common stock			
Related parties	—	—	4,582,333
Non-related parties	—	—	831,097
Beneficial conversion of short-term notes payable	—	—	1,593,049
Conversion of accounts payable into long-term notes payable			
Related parties	—	—	55,000
Conversion of accrued interest into long-term notes payable	—	—	76,531
Conversion of accrued interest into common stock			
Related parties	—	—	325,350
Non-related parties	—	—	147,121
Non-cash purchase of fixed assets through capital lease	—	—	5,910

NOTE 3: TERMINATION OF PARTNERSHIP AGREEMENT

On February 13, 2007, the Company terminated the strategic partnership agreement with The Marshall Special Assets Group, Inc. ("Marshall") which it had entered into in May 2004. Pursuant to the terms of a mutual termination, release and agreement, the Company paid Marshall $653,995 and agreed to pay a fee in connection with sales of its software and hardware to customers, distributors and resellers for use exclusively in the ultimate operations of or for use in a lottery ("End Users"). Under such agreement, the Company will pay Marshall (i) 30% of the net invoice price for the sale of our software to End Users, and (ii) 2% of the net invoice price for the sale of hardware to End Users, in each case collected by us on or before February 12, 2012, with a minimum annual payment of $50,000 for three years. Marshall will pay 50% of the costs and expenses incurred by us in relation to any test installations involving sales or prospective sales to End Users. In 2008 and 2007, the Company recorded $50,000 of expense pursuant to the minimum payment for 2008 and 2007 required under the agreement.

NOTE 4: MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS

Marketable securities consist of marketable debt securities. These securities are being accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the unrealized gains (losses) associated with these securities are reported in the equity section as a component of accumulated other comprehensive income (loss).

Realized gains or losses on marketable securities are recorded in the statement of operations within the "Other income (expenses), other" category. The cost of the securities for determining gain or loss is measured by specific identification. Realized gains and losses on sales of investments were immaterial in 2008, 2007 and 2006. Interest income of $647,066, $1,277,456 and $21,915 was recorded in 2008, 2007 and 2006, respectively.

As of December 31, 2008 and 2007, cash equivalents and available-for-sale marketable securities consisted of the following:

	December 31, 2008			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Money market funds	$ 4,344,157	$ 54	$ —	$ 4,344,211
Total included in cash and cash equivalents	4,344,157	54	—	4,344,211
Government and agency securities — maturing 2009	8,295,630	6,668	(1,337)	8,300,961
Total included in marketable securities	8,295,630	6,668	(1,337)	8,300,961
Total available-for-sale securities	$12,639,787	$6,722	$(1,337)	$12,645,172

	December 31, 2007			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Money market funds	$14,045,738	$ 43	$ (15)	$14,045,766
Total included in cash and cash equivalents	14,045,738	43	(15)	14,045,766
Government and agency securities — maturing 2008	14,651,501	7,797	(1,663)	14,657,635
Total included in marketable securities	14,651,501	7,797	(1,663)	14,657,635
Total available-for-sale securities	$28,697,239	$7,840	$(1,678)	$28,703,401

The Company measures certain financial assets, including cash equivalents and available-for-sale marketable securities at fair value on a recurring basis. In accordance with SFAS No. 157, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-level hierarchy which prioritizes the inputs used in measuring fair value. The three hierarchy levels are defined as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets. The fair value of available-for-sale securities included in the Level 1 category is based on quoted prices that are readily and regularly available in an active market. The Level 1 category at December 31, 2008 includes money market funds of $4.3 million, which are included in cash and cash equivalents in the consolidated balance sheet, and government agency securities of $8.3 million, which are included in marketable securities — available for sale in the consolidated balance sheet.

Level 2 — Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. At December 31, 2008, the Company had no Level 2 financial assets on its consolidated balance sheet.

Level 3 — Valuations based on inputs that are unobservable and involve management judgment and the reporting entity's own assumptions about market participants and pricing. At December 31, 2008, the Company had no Level 3 financial assets on its consolidated balance sheet.

The hierarchy level assigned to each security in the Company's cash equivalents and marketable securities — available for sale portfolio is based on its assessment of the transparency and reliability of the inputs used in the valuation of such instruments at the measurement date. The Company did not have any financial liabilities that were covered by SFAS No. 157 as of December 31, 2008.

NOTE 5: ACQUISITIONS AND INTANGIBLE ASSETS

On August 16, 2007, the Company closed the transaction contemplated by the Stock Purchase Agreement by and between the Company, and Robert Whent, Alan Buterbaugh and Marlene Buterbaugh (the "Sellers"). Pursuant to such closing, the Company purchased all of the Sellers' stock in holding companies that owned McGill Digital Solutions, Inc. ("McGill"), based in Windsor, Ontario, Canada. The holding companies acquired from the Sellers and McGill were amalgamated into one wholly-owned subsidiary of the Company. The results of operations of McGill (now renamed Wireless Ronin Technologies (Canada), Inc., ("WRT Canada")) have been included in the Company's consolidated financial statements since August 16, 2007. The Company acquired McGill for its custom interactive software solutions used primarily for e-learning and digital signage applications. Most of WRT Canada's revenue is derived from products and solutions provided to the automotive industry.

The Company acquired the shares from the Sellers for cash consideration of $3,190,563, subject to potential adjustments, and 50,000 shares of the Company's common stock. The Company also incurred $178,217 in direct costs related to the acquisition. In addition, the Company agreed to pay earn-out consideration to the Sellers of up to $1,000,000 (CAD) and 50,000 shares of the Company's common stock if specified earn-out criteria are met. The earn-out criteria for 2007 was at least $4,100,000 (CAD) gross sales and a gross margin equal to or greater than 50%. If the 2007 earn-out criteria had been met, 25% of the earn-out consideration would have been paid. The 2007 earn-out criteria were not met and no 2007 earn-out was paid. The earn-out criteria for 2008 consisted of gross sales of at least $6,900,000 (CAD) and a gross margin equal to or greater than 50%. The Company accrued the 2008 earn-out consideration as part of its valuation analysis which was completed in the fourth quarter of 2007. The 2008 earn-out criteria were not met and no 2008 earn-out was paid. The accrued 2008 earn-out was reversed at December 31, 2008.

The initial purchase price of the acquisition consisted of the following:

	August 16, 2007
Cash payment to sellers	$3,190,563
Transaction costs	178,217
Accrued purchase price consideration	999,974
Stock issuance	312,000
Total purchase price	$4,680,754

The Company originally allocated the initial cost of the acquisition as follows:

	August 16, 2007
Current assets	$1,392,391
Intangible assets	3,221,652
Property and equipment	236,878
Total assets acquired	4,850,921
Current liabilities	151,075
Long-term liabilities	19,092
Total liabilities assumed	170,167
Net assets acquired	$4,680,754

Pro Forma Operating Results (Unaudited)

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the acquisition of McGill had occurred at January 1, 2007. The historical consolidated financial information has been adjusted to include a decrease in interest income related to the amount paid as the purchase price to the former shareholders of McGill.

	For the Years Ended December 31,	
	2008	2007
Sales	$ 7,381,402	$ 8,185,020
Loss from operations	(21,312,468)	(11,442,674)
Net loss	(20,692,361)	(10,462,572)
Basic and diluted loss per common share	$ (1.41)	$ (0.85)

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition been completed on the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the Company after completion of the acquisition.

Impairment of Intangible Assets

The Company recorded amortization of acquisition-related intangibles expense of $523,527 and $219,330 for the years ended December 31, 2008 and 2007, respectively.

In the fourth quarter of 2008, the Company recorded a charge for the impairment of assets related to the 2007 acquisition of McGill Digital Solutions. The Company reviews the carrying value of all long-lived assets, including intangible assets with finite lives, for impairment in accordance with Statement of Financial Accounting Standards No. 144 (FAS 144). Under FAS 144, impairment losses are recorded whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company tested the intangible assets acquired in the 2007 acquisition for impairment in the fourth quarter of 2008 and determined that the underlying assumptions and economic conditions surrounding the initial valuation of these assets had significantly changed and an impairment loss was recorded for the total $1.3 million of net book value of these intangible assets.

NOTE 6: CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under three capital lease arrangements with imputed interest of 16% to 22% per year.

Other information relating to the capital lease equipment is as follows:

	December 31, 2008	December 31, 2007
Cost	$ 380,908	$ 380,908
Less: accumulated amortization	(327,667)	(260,950)
Total	$ 53,241	$ 119,958

Amortization expense for capital lease assets was $66,717, $103,920 and $64,156 for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in depreciation expense.

Future lease payments under the capital leases total $76,270, of which $70,960 represents principal.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases approximately 19,089 square feet of office and warehouse space under a lease that extends through January 31, 2013. In addition, the Company leases office space of approximately 14,930 square feet to support its Canadian operations at a facility located at 4510 Rhodes Drive, Suite 800, Windsor, Ontario under a lease that extends through June 30, 2009.

The Company also leases equipment under a non-cancelable operating lease that requires minimum monthly payments of $769 through October 2012.

Rent expense under the operating leases was $525,555, $434,356 and $90,101 for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments for operating leases are as follows:

Year Ending December 31,	Lease Obligations
2009	$332,634
2010	204,730
2011	196,022
2012	192,472
2013	15,398
Thereafter	—
Total future minimum obligations	$941,256

Remaining Lease Obligation

On July 9, 2007, the Company moved from its former office space at 14700 Martin Drive in Eden Prairie to its new office space at 5929 Baker Road in Minnetonka. Due to the move occurring during the third quarter of 2007, a liability for the costs that will continue to be incurred under the prior lease for its remaining term without economic benefit to the Company was recognized and measured at the fair value on the cease use date, July 9, 2007. The lease accrual was charged to rent in general and administrative expenses. The remaining liability at December 31, 2008 was $141,700. The prior lease termination date is November 30, 2009. Since the prior lease is an operating lease, the fair value of the liability is based on the remaining lease rentals. Other costs included in the fair value measurement are the amortization of the remaining book values of the leasehold improvements on the premises. The existing rental obligations, additional costs incurred and expected sublease receipts are as follows:

	December 31, 2008	Adjustments to Estimates	December 31, 2007
Costs to be incurred:			
Existing rental payments	$72,158	$76,629	$148,787
Expected operating	$25,080	$38,285	$ 63,365
Unamortized leasehold improvements	$44,462	$35,505	$ 79,967
Listing agent fee	$ —	$30,429	$ 30,429
Sublease receipts			
Expected sublease rental income	$ —	$74,394	$ 74,394
Expected reimbursement of operating costs	$ —	$63,365	$ 63,365

As of December 31, 2008 and 2007, the Company had incurred costs of $77,140 and $38,814, respectively, in rent for the former office space since vacating the property. Also, the former office space had not been subleased as of December 31, 2008. The Company calculated the present value based on a straight line allocation of the above costs and receipts over the term of the prior lease and a credit-adjusted risk-free rate of zero percent and 8 percent at December 31, 2008 and 2007, respectively. The costs listed above have been aggregated in the general and administrative line of the consolidated statement of operations.

Litigation

The Company was not party to any material legal proceedings as of December 31, 2008.

NOTE 8: SHAREHOLDERS' EQUITY

Stock Split

On April 14, 2006, at a Special Meeting of the Shareholders of the Company, the shareholders approved a one-for-six reverse stock split of all outstanding common shares. On August 28, 2006, the Company's Board of Directors approved a two-for-three reverse stock split of all outstanding common shares. All shares and per share information in the accompanying financial statements are restated to reflect the effect of these stock splits.

Initial Public Offering

On November 30, 2006, the Company sold 5,175,000 shares of common stock at $4.00 per share in an initial public offering pursuant to a registration statement on Form SB-2, which was declared effective by the SEC on November 27, 2006. The Company obtained approximately $18.0 million in net proceeds as a result of this offering.

Follow-on Offering

On June 19, 2007, the Company sold 4,290,000 shares and a selling shareholder of the Company sold 1,000,000 shares of the Company's common stock at $7.00 per share pursuant to a registration statement on Form SB-2, which was declared effective by the SEC on June 13, 2007. The Company obtained approximately $27.1 million in net proceeds as a result of this follow-on offering.

Warrants

The Company has issued common stock purchase warrants to certain debt holders, contractors, and investors in connection with various transactions. The Company values the warrants using the Black-Scholes pricing model and they are recorded based on the reason for issuance.

Warrants issued to non-employees during the years ended December 31, 2008, 2007 and 2006 were as follows:

	December 31, 2008		December 31, 2007		December 31, 2006	
	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	1,865,871	$5.28	2,228,930	$ 4.99	567,600	$ 9.25
Granted	—	—	—	—	1,666,386	3.78
Exercised	(130,036)	3.29	(355,143)	3.18	(556)	0.45
Expired	(99,098)	9.04	(7,916)	17.21	(4,500)	43.61
Outstanding at end of year	1,636,737	$5.20	1,865,871	$ 5.28	2,228,930	$ 4.99
Non-exercisable	—		—		(450,000)	4.80
Outstanding and exercisable at end of year	1,636,737	$5.20	1,865,871	$ 5.28	1,778,930	$ 5.03

The Company issued a warrant to purchase 450,000 shares of common stock to the underwriter of the Company's initial public offering, Feltl and Company. The warrant, which is included in the above table, became exercisable on November 27, 2007.

As of December 31, 2008, 2007 and 2006, the weighted average contractual life of the outstanding warrants was 2.13 years, 3.03 years and 4.08 years, respectively.

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2008	2007	2006
Expected life	N/A	N/A	3 — 5 Years
Dividend yield	N/A	N/A	0%
Expected volatility	N/A	N/A	61.718%
Risk-free interest rate	N/A	N/A	5.0%

In March 2006, the holders of convertible notes totaling $2,029,973 agreed to convert their notes into shares of the Company's common stock in connection with the initial public offering of the Company's stock. The notes converted at $3.20 per share.

In 2006, the Company issued 24,999 shares of common stock to the holder of a $3,000,000 convertible debenture in payment of interest due in the amount of $225,000.

NOTE 9: STOCK-BASED COMPENSATION AND BENEFIT PLANS

Warrants

The Company has issued common stock warrants to employees as stock-based compensation. The Company values the warrants using the Black-Scholes pricing model. The warrants vest immediately and have exercise periods of five years.

Warrants issued to employees during the years ended December 31, 2008, 2007 and 2006 were as follows:

	December 31, 2008		December 31, 2007		December 31, 2006	
	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	363,319	$6.21	380,374	$ 6.06	329,337	$6.31
Granted	—	—	—	—	51,037	9.00
Exercised	(41,665)	0.09	(15,944)	1.62	—	—
Expired	(2)	0.09	(1,111)	22.50	—	—
Outstanding and exercisable at end of year	321,652	$7.00	363,319	$ 6.21	380,374	$6.06

The Company recorded $185,719 of compensation expense for warrants granted to employees during the year ended December 31, 2006.

Information with respect to employee common stock warrants outstanding and exercisable at December 31, 2008 was as follows:

	Warrants Outstanding and Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$2.25 - $ 6.74	57,022	0.68 Years	$2.25	$—
$6.75 - $ 8.99	119,444	1.12 Years	6.75	—
$9.00 - $11.24	145,186	2.12 Years	9.07	—
	321,652	1.49 Years	$7.00	$—

During 2005, the Company issued warrants to employees to purchase 51,667 shares of the Company's common stock at an exercise price of $13.50 per share. Also during 2005, the Company issued warrants to non-employees to purchase 51,667 shares of the Company's common stock at an exercise price of $13.50 per share. The exercise price was changed to $9.00 per share during March 2006. The Company recognized $81,126 of expense during 2006 related to the repricing of these warrants.

Stock options

Amended and Restated 2006 Equity Incentive Plan

On March 30, 2006, the Company's Board of Directors adopted the 2006 Equity Incentive Plan (now known as the Amended and Restated 2006 Equity Incentive Plan (the "EIP")) which was approved by the Company's shareholders on February 2, 2007. Participants in the EIP may include the Company's employees, officers, directors, consultants, or independent contractors. The EIP authorizes the grant of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), the grant of options that do not qualify as incentive stock options, restricted stock, restricted stock units, stock bonuses, cash bonuses, stock appreciation rights, performance awards, dividend equivalents, warrants and other equity based awards. The number of shares of common stock originally reserved for issuance under the EIP was 1,000,000 shares. On November 15, 2007, the Company's shareholders approved an amendment to increase the number of shares reserved for issuance to 1,750,000. The EIP expires on March 30, 2016. As of December 31, 2008, there were 340,116 shares available for future awards under the EIP.

Incentive options may be granted only to the Company's officers, employees or corporate affiliates. Non-statutory options may be granted to employees, consultants, directors or independent contractors who the committee determines shall receive awards under the EIP. The Company will not grant non-statutory options under the EIP with an exercise price of less than 85% of the fair market value of the Company's common stock on the date of grant.

2006 Non-Employee Director Stock Option Plan

On April 14, 2006, the Company's Board of Directors adopted the 2006 Non-Employee Director Stock Option Plan (the "DSOP") which was approved by the Company's shareholders on February 2, 2007. The DSOP provides for the grant of options to members of the Company's Board of Directors who are not employees of the Company or its subsidiaries. Under the DSOP, non-employee directors as of February 27, 2006 and each non-employee director thereafter elected to the Board of Directors is automatically entitled to a grant of an option for the purchase of 40,000 shares of common stock, 10,000 of which vest and become exercisable on the date of grant, and additional increments of 10,000 shares become exercisable and vest upon each director's reelection to the Board of Directors. The number of shares originally reserved for awards under the DSOP was 510,000 shares. Options are required to be granted at fair market value. As of December 31, 2008, there were 260,000 shares available for future awards under the 2006 Non-Employee Director Stock Option Plan.

The Company values the options using the Black-Scholes pricing model. The options vest over a four year period and have exercise periods of five years. In April 2008, as part of a former director's resignation from the Board of Directors, a stock option for the purchase of 10,000 shares was modified to extend the expiration date and immediately vest resulting in $18,500 of non-cash stock-based compensation expense. In September 2008, as part of a former employee's separation from the Company, a stock option for the purchase of 120,000 shares was modified to extend the expiration date and immediately vest resulting in $94,000 of non-cash stock-based compensation expense.

A summary of the changes in outstanding stock options under all equity incentive plans is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2005	—	$ —
Granted	553,333	4.00
Exercised	—	—
Forfeited or expired	(90,000)	4.00
Balance, December 31, 2006	463,333	$4.00
Granted	905,660	4.99
Exercised	(1,000)	6.02
Forfeited or expired	(53,900)	4.79
Balance, December 31, 2007	1,314,093	$4.65
Granted	993,000	1.70
Exercised	—	—
Forfeited or expired	(654,209)	4.63
Balance, December 31, 2008	1,652,884	$2.89

Information with respect to employee common stock options outstanding and exercisable at December 31, 2008 is as follows:

	Stock Options Outstanding				Options Exercisable		
Range of Exercise Prices Between	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.67 - $2.79	780,000	4.9 Years	$1.13	$60,000	198,750	$1.14	$15,000
$2.80 - $3.99	243,000	2.1 Years	2.86	—	130,000	2.80	—
$4.00 - $5.64	299,999	2.2 Years	4.03	—	229,999	4.04	—
$5.65 - $6.42	259,010	2.8 Years	5.80	—	110,372	5.82	—
$6.43 - $7.38	70,875	3.7 Years	6.90	—	19,625	6.91	—
	1,652,884	3.6 Years	$2.89	$60,000	688,746	$3.34	$15,000

Restricted stock units

The Company issued a restricted stock unit for 6,000 shares of the Company's common stock to a certain employee as stock-based compensation. The Company valued the restricted stock unit at $6.25 per share, which was the price of the Company's common stock on the date of issuance. The restricted stock unit vested on January 1, 2008. The Company recorded no expense for the restricted stock issuance during the year ended December 31, 2006 because the award was not approved by the shareholders of the Company until February 2007. Expense was recorded for the award during the year ended December 31, 2007.

Expense Information under SFAS 123R

On January 1, 2006, the Company adopted SFAS 123R which requires measurement and recognition of compensation expense for all stock-based payments including warrants, stock options and restricted stock grants based on estimated fair values. A summary of compensation expense recognized for the issuance of stock options and warrants for the years ended December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006
Stock-based compensation costs included in:			
Cost of sales	$ 19,653	$ —	$ —
Sales and marketing expenses	202,248	125,746	65,729
Research and development expenses	36,531	86,459	—
General and administrative expenses	1,054,523	954,966	721,485
Total stock-based compensation expenses	$1,312,955	$1,167,171	$787,214

At December 31, 2008, there was approximately $1,252,495 of total unrecognized compensation expense related to unvested share-based awards. The expense will be recognized ratably over the next 4 years and will be adjusted for any future changes in estimated forfeitures.

Valuation Information under SFAS 123R

For purposes of determining estimated fair value under SFAS 123R, the Company computed the estimated fair values of stock options using the Black-Scholes model. The weighted average estimated fair value of stock options granted was $1.11, $3.29 and $3.76 per share for 2008, 2007 and 2006, respectively. These values were calculated using the following weighted average assumptions:

	2008	2007	2006
Expected life	3.31 Years	3.64 Years	5.00 Years
Dividend yield	0%	0%	0%
Expected volatility	98.5%	97.2%	61.7%
Risk-free interest rate	1.9%	4.6%	5.0%

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's stock options. The expected life of stock options represents the weighted-average period the stock options are expected to remain outstanding. The Company used historical closing stock price volatility for a period equal to the period its common stock has been trading publicly. The Company used a weighted average of other publicly traded stock volatility for the remaining expected term of the options granted. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts.

Stock-based compensation expense is based on awards ultimately expected to vest and reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has little historical experience on which to base an assumption and has used a zero percent forfeiture rate assumption in years 2008, 2007 and 2006.

2007 Associate Stock Purchase Plan

In November 2007, the Company's shareholders approved the 2007 Associate Stock Purchase Plan under which 300,000 shares have been reserved for purchase by the Company's associates. The purchase price of the shares under the plan is the lesser of 85% of the fair market value on the first or last day of the offering period. Offering periods are every six months ending on June 30 and December 31. Associates may designate up to ten percent of their compensation for the purchase of shares under the plan. Total shares purchased by associates under the plan were 143,573 in the year ended December 31, 2008. There were 156,427 shares reserved under the plan as of December 31, 2008.

Employee Benefit Plan

In 2007, the Company established a defined contribution 401(k) retirement plan for eligible associates. Associates may contribute up to 15% of their pretax compensation to the plan. There is currently no plan for an employer contribution match.

NOTE 10: SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company views its operations and manages its business as one reportable segment, providing digital signage solutions to a variety of companies, primarily in its targeted vertical markets. Factors used to identify the Company's single operating segment include the financial information available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance. The Company markets its products and services through its headquarters in the United States and its wholly-owned subsidiary operating in Canada.

Net sales per geographic region, based on location of end customer, are summarized as follows:

	For the Years Ended December 31,		
	2008	2007	2006
United States	$6,271,383	$5,529,381	$2,780,929
Canada	1,110,019	455,532	364,460
Total Sales	$7,381,402	$5,984,913	$3,145,389

Geographic segments of property and equipment and intangible assets are as follows:

	2008	2007
Property and equipment, net:		
United States	$1,398,430	$1,425,351
Canada	519,402	355,039
Total	$1,917,832	$1,780,390
Intangible assets, net:		
United States	$ —	$ —
Canada	—	3,174,804
Total	$ —	$3,174,804

A significant portion of the Company's revenues are derived from a few major customers. Customers with greater than 10% of total sales are represented on the following table:

Customer	Year Ended December 31, 2008	2007	2006
Chrysler (BBDO Detroit/Windsor)	31.8%	18.3%	*
KFC	17.9%	*	*
NewSight Corporation	*	42.5%	*
Marshall Special Asset Group, Inc.	*	*	15.9%
BigEye Productions	*	*	11.6%
Sealy Corporation	*	*	11.4%
	49.7%	60.8%	38.9%

* Sales to these customers were less than 10% of total sales for the period reported.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. As of December 31, 2008, a significant portion of the Company's accounts receivable was concentrated with one customer. Customers with greater than 10% of total accounts receivable are represented on the following table:

Customer	Year Ended December 31, 2008	2007
Chrysler (BBDO Detroit/Windsor)	44.5%	15.6%
NewSight Corporation	—	57.4%
	44.5%	73.0%

NOTE 11: INCOME TAXES

There is no current or deferred tax provision or benefit for the years ended December 31, 2008, 2007 and 2006.

The Company has not provided for U.S. taxes on the loss of $3,643,000 incurred by its Canadian wholly owned subsidiary from August 16, 2007 to December 31, 2008. If any future undistributed earnings of the Company's Canadian subsidiary are remitted to the Company, income taxes, if any, after the application of foreign tax credits will be provided at that time.

Temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and tax credit and operating loss carryforwards that create deferred tax assets and liabilities are as follows:

	2008	2007
Current asset/(liability):		
Allowance for doubtful accounts	$ 37,000	$ 30,000
Property and equipment	(87,000)	(62,000)
Accrued expenses	33,000	35,000
Severance	200,000	—
Non-qualified stock options	289,000	—
Non-current asset:		
Net foreign carryforwards	1,384,000	240,000
Net operating loss carryforwards	17,821,000	11,996,000
Deferred tax asset	19,677,000	12,239,000
Less: valuation allowance	(19,677,000)	(12,239,000)
Net deferred tax asset	$ —	$ —

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits of the deferred tax assets. As of December 31, 2008, the Company had federal net operating loss (NOL) carryforwards of approximately $44,003,000, which will begin to expire in 2020. The Company also has various state net operating loss carryforwards for income tax purposes of $41,945,000, which will begin to expire in 2020. The utilization of a portion of the Company's NOLs and carryforwards is subject to annual limitations under Internal Revenue Code Section 382. Subsequent equity changes could further limit the utilization of these NOLs and credit carryforwards. A 382 study has not been completed as of December 31, 2008.

Realization of the NOL carryforwards and other deferred tax temporary differences are contingent on future taxable earnings. The deferred tax asset was reviewed for expected utilization using a "more likely than not" approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a full valuation allowance has been recorded against the Company's deferred tax asset.

In September 2005, the FASB approved EITF Issue 05-8. "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature" (EITF 05-8). EITF 05-8 provides (i) that the recognition of a beneficial conversion feature creates a difference between book basis and tax basis of a convertible debt instrument (ii) that basis difference is a temporary basis for which a deferred tax liability should be recorded and (iii) the effect of recognizing the deferred tax liability should be charged to equity in accordance with SFAS No. 109. EITF 05-5 was effective for financial statements for periods beginning after December 15, 2005. The Company applied EITF 05-8 to the 2006 issuance of convertible debt. The Company reduced its net operating loss carryover and valuation allowance by approximately $2.3 million for the non-deductibility of the beneficial conversion feature recorded in 2006.

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits and FIN 48 had no effect on shareholders' equity. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2008 and 2007, the Company had no accruals for the payment of tax related interest and there were no tax interest or penalties recognized in the statement of operations. The Company's federal and state tax returns are potentially open to examinations for years 2005-2008.

The components of income tax expense (benefit) consist of the following:

	Year Ended December 31,		
	2008	2007	2006
Income tax provision:			
Deferred:			
Federal	$(5,179,000)	$(2,895,000)	$(3,096,000)
State	(990,000)	(468,000)	(589,000)
Foreign	(1,144,000)	(240,000)	—
Change in valuation allowance	7,313,000	3,603,000	3,685,000
Total income tax expense (benefit)	$ —	$ —	$ —

The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately at such time when it is determined that the "more likely than not" criteria is satisfied.

The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34.0% to loss before taxes as a result of the following:

	Year Ended December 31,		
	2008	2007	2006
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes	(4.8)	(4.6)	(6.5)
Foreign rate differential	(0.6)	(0.3)	—
Stock-based compensation	1.0	3.6	—
Intangibles expense	3.0	—	—
Other	0.1	(0.4)	(0.1)
Change in valuation allowance	35.3	35.7	40.6
	—%	—%	—%

NOTE 12: SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table set forth a summary of the Company's quarterly financial information for each of the four quarters ended December 31, 2008 and 2007:

	Quarter Ended			
	March 31	June 30	September 30	December 31
2008				
Sales	$ 1,933,514	$ 1,596,223	$ 1,949,532	$ 1,902,133
Gross profit	398,718	61,882	102,275	229,238
Loss from operations	(4,462,143)	(5,117,933)	(4,751,813)	(6,980,579)
Net loss	(4,197,256)	(4,959,436)	(4,635,276)	(6,900,393)
Net loss per share — basic and diluted	$ (0.29)	$ (0.34)	$ (0.31)	$ (0.47)
2007				
Sales	$ 196,436	$ 3,054,863	$ 1,123,933	$ 1,609,681
Gross profit	93,173	1,181,839	414,168	403,366
Loss from operations	(3,191,491)	(1,248,763)	(2,831,425)	(4,043,345)
Net loss	(3,050,565)	(979,711)	(2,382,524)	(3,673,588)
Net loss per share — basic and diluted	$ (0.31)	$ (0.09)	$ (0.17)	$ (0.25)

NOTE 13: INTEREST EXPENSE AND FINANCING ACTIVITIES

Deferred financing costs

In December 2003, the Company engaged an investment banking firm to assist the Company in raising additional capital through the potential future issuance of the Company's equity, debt or convertible securities. The firm helped secure a $3,000,000 convertible debenture for the Company and received a fee of $100,000 and 11,111 shares of the Company's common stock, which were valued at $1.80 per share at the time of issuance. These costs were being amortized over the five year term of the convertible debenture as additional interest expense. The unamortized costs were amortized to interest expense during 2006 upon the conversion of the convertible debenture into common stock.

During 2005, the Company issued a warrant for the purchase of 5,556 shares of the Company's common stock at $9.00 per share to a related party for the guarantee of a bank line of credit. The fair value of the warrant granted was calculated at $28,479 using the Black-Scholes model. These costs were amortized over the one year term of the line of credit as additional interest expense.

During 2005, the Company issued a warrant for the purchase of 6,945 shares of the Company's common stock at $9.00 per share to an employee for the guarantee of a bank line of credit. The fair value of the warrant granted was calculated at $25,782 using the Black-Scholes model. These costs were amortized over the one year term of the line of credit as additional interest expense.

In March 2006, the Company issued additional short-term debt borrowings in connection with the Company's planned initial public offering of its common stock. The Company incurred $505,202 of professional fees, commissions and other expenses in connection with the borrowings. The Company capitalized these costs and was amortizing them over the one year period of the notes as additional interest expense. The unamortized costs were amortized to interest expense during 2006 upon the conversion of the convertible debenture into common stock.

During July and through August 25, 2006, the Company issued additional short-term debt borrowings in connection with the Company's planned initial public offering of its common stock. The Company incurred

$339,307 of professional fees, commissions and other expenses in connection with the borrowings. The Company capitalized these costs and was amortizing them over the term of the notes as additional interest expense. The unamortized costs were amortized to interest expense during 2006 upon the conversion of the convertible debenture into common stock.

Bank Lines of Credit and Notes Payable

Lines of credit — bank

During 2005, the Company entered into three unsecured revolving line of credit financing agreements with a bank that provided aggregate borrowings of up to $750,000. These lines were repaid and expired during 2006. The lines were unsecured with unlimited personal guarantees of three shareholders. Interest was payable monthly at 1.5% over the bank's base rate (effective annual rate of 8.25% at December 31, 2005).

Short-term note payable — shareholder

During 2005, the Company entered into a short-term note payable to a shareholder that provided for borrowings of $100,000. The agreement required interest payments of 10% per year at maturity. The note matured in February 2006. As consideration for the note, the shareholder received a warrant to purchase 2,778 shares of the Company's common stock at $9.00 per share within five years of the note agreement date. The fair value of the warrant granted was calculated at $12,465 using the Black-Scholes model. The Company reduced the carrying value of the notes by amortizing the fair value of warrants granted in connection with the note payable over the original term of the note as additional interest expense.

In January 2006, the Company extended the note payable plus accrued interest and penalty of $7,500. The extended note provided for monthly interest at 10% per year. As consideration for extending the note, the Company issued the note holder the right to convert amounts outstanding under the note into shares of the Company's common stock at a conversion rate equal to 80% of the public offering price of the Company's common stock. During November 2006, the note holder converted the note into shares of the Company's common stock at $3.20 per share. As a result, the Company recorded additional interest expense of $38,816 for the inducement to convert the debt.

Convertible bridge notes payable

In March 2006, the Company received $2,775,000 in proceeds from the issuance of 12% convertible bridge notes and the issuance of warrants to purchase 555,000 shares of common stock. The notes matured 30 days following the closing of the initial public offering of the Company's common stock. Interest was payable at 12% per year at maturity of the notes. The notes and interest were convertible and the warrants exercisable into common stock of the Company at the option of the lenders at $3.20 per share. The fair value of the warrants granted was calculated at $923,428 using the Black-Scholes model. The Company reduced the carrying value of the notes by amortizing the fair value of warrants granted in connection with the note payable over the original term of the notes as additional interest expense. The unamortized costs were amortized to interest expense upon the conversion of the notes into common stock. The Company determined that there was a beneficial conversion feature of $749,991 at the date of issuance which was recorded as debt discount at the date of issuance and was amortized into interest expense over the original term of the notes. The unamortized costs were amortized to interest expense upon the conversion of the notes into common stock. During December 2006, note holders converted $2,556,998 of the notes into shares of the Company's common stock at $3.20 per share. As a result, the Company recorded an expense of $1,101,581 for the inducement to convert the debt, which was recorded as additional interest expense. During December 2006, note holders converted $240,829 of the accrued interest into shares of the Company's common stock at $3.20 per share. As a result, the Company recorded an expense of $86,956 for the inducement to convert the debt, which was recorded as additional interest expense. The Company repaid the remaining $218,002 of notes and $32,046 of accrued interest during December 2006.

During July and through August 25, 2006, the Company sold an additional $2,974,031 principal amount of 12% convertible bridge notes along with 20,000 shares of common stock and warrants to purchase 594,806 shares of common stock. The notes matured 30 days following the closing of the initial public offering of the Company's common stock. Interest was payable at 12% per year at maturity of the notes. The notes and interest were convertible and the warrants exercisable into common stock of the Company at the option of the lenders at $3.20 per share. The fair value of the stock issued was calculated at $58,862. The fair value of the warrants granted was calculated at $970,072 using the Black-Scholes model. The Company reduced the carrying value of the notes by amortizing the fair value of warrants granted in connection with the note payable over the original term of the notes as additional interest expense. The unamortized costs were amortized to interest expense upon the conversion of the notes into common stock. The Company determined that there was a beneficial conversion feature of $843,057 at the date of issuance which was recorded as debt discount at the date of issuance and was amortized into interest expense over the original term of the notes. The unamortized costs were amortized to interest expense upon the conversion of the notes into common stock. During December 2006, note holders converted $2,856,431 of the notes into shares of the Company's common stock at $3.20 per share. As a result, the Company recorded an expense of $1,102,039 for the inducement to convert the debt, which was recorded as additional interest expense. During December 2006, note holders converted $101,297 of the accrued interest into shares of the Company's common stock at $3.20 per share. As a result, the Company recorded an expense of $36,575 for the inducement to convert the debt, which was recorded as additional interest expense. The Company repaid the remaining $117,600 of notes and $38,437 of accrued interest during December 2006.

Short-Term Notes Payable — Related Parties

Short-term notes payable — related parties

During 2005, the Company entered into two short-term notes payable with different related parties. The agreements provided for aggregate borrowings of up to $600,000. As of December 31, 2005, $200,000 had been received on these notes. The remaining $400,000 was received in January and February 2006. These agreements matured in March 2006 and were subsequently extended through July 2006. Interest was payable monthly at a rate of 10% per year.

As consideration for entering into the agreements, the related parties received a total of 33,332 shares of the Company's common stock valued at $240,000 and warrants to purchase 50,000 shares of the Company's common stock at $6.30 per share within six years of the note agreement date. The Company valued the common stock at $7.20 per share based on the current offering price of the stock at the date of issuance. The fair value of the warrants granted was calculated at $216,349 using the Black-Scholes model. The Company allocated the value of the warrants and common stock based on their relative fair value as the debt proceeds were received.

The Company reduced the carrying value of the notes by amortizing the fair value of common stock and warrants granted in connection with the notes payable over the term of each original note as additional interest expense. The remaining debt discount to be amortized was $135,395 at December 31, 2005.

In March and June 2006, the Company extended these notes. They provided for monthly interest at 10% per year and matured in July 2006. As consideration for extending the notes, the Company issued 45,332 shares of the Company's common stock valued at $4.50 per share and six year warrants to purchase 50,000 shares of the Company's common stock at $6.30 per share. In accordance with EITF 96-19, the Company determined there was a significant modification to the debt. As a result, the Company determined there was a loss on these debt modifications aggregating $367,153 which has been included in other income (expense) on the statement of operations for the year ended December 31, 2006.

During July 2006, the related parties converted the notes and the interest accrued to date into convertible bridge notes.

Short-term borrowings — related parties

During 2006, the Company borrowed funds from two related parties to fund short-term cash needs. The Company agreed to assign and sell certain receivables to the related parties in exchange for these short-term borrowings. The related parties may limit their purchases to receivables arising from sales to any one customer or a portion of the net amount of the receivable. The Company granted a continuing security interest in all receivables purchased under the agreement. This agreement expired on May 23, 2007, but automatically renews from year-to-year unless terminated by the Company upon at least 60 days prior written notice. Each related party has the right to terminate the agreement at any time by giving the Company 60 days prior written notice. These transactions were accounted for as sales and as a result the related receivables have been excluded from the accompanying balance sheets. The agreement underlying the sale of receivables contains provisions that indicate the Company is not responsible for end-user customer payment defaults on sold receivables. The borrowings are due when those accounts receivables are paid and require interest payments at twice the prime rate (16.5% per year at December 31, 2006).

The Company issued the related parties warrants to purchase 39,492 shares of the Company's common stock at $9.00 per share within five years from the advance date. The fair value of the warrants granted was calculated at $155,127 using the Black-Scholes model. Since the advances were due upon payment of accounts receivable, the Company expensed the value of the warrants on the date of issuance.

There were no amounts due under these borrowings as of December 31, 2008, 2007 and 2006. During the year ended December 31, 2006, the Company borrowed and repaid $149,216 pursuant to this agreement. The net book value of the receivables sold was equal to the proceeds the Company borrowed and repaid. The Company terminated the agreement as of December 31, 2006.

Long-Term Notes Payable

Convertible bridge notes payable

The Company has issued bridge notes to individuals and corporations. The notes were unsecured and had original varying repayment terms for principal and interest, with maturity dates through March 2010. Interest accrued at interest rates ranging from 8% to 16% per year. The notes were convertible at the discretion of the note holder, into shares of common stock as specified in each agreement, with a conversion rate of $9.00 per share or the current offering price of the Company's common stock, whichever is less.

As consideration for entering into the agreements, the note holders also received shares of the Company's common stock and warrants to purchase shares of the Company's common stock. As of December 31, 2008, the note holders had received a total of 103,659 shares of the Company's common stock and warrants to purchase 208,209 shares of the Company's common stock at $9.00 per share within terms ranging from two to five years from the note agreement date. The Company valued the common stock at $186,630 ($1.80 per share) based on an internal valuation of the Company's common stock during July 2004 in the absence of stock transactions. The fair value of the warrants granted was calculated at $110,064 using the Black-Scholes model.

The Company reduced the carrying value of the notes by amortizing the fair value of common stock and warrants granted in connection with the notes payable over the term of each original note as additional interest expense. As of December 31, 2005, all of the convertible bridge notes payable had been extended to five year maturities without consideration. The remaining debt discount to be amortized was $0 at December 31, 2005.

In March 2006, the holders of convertible bridge notes totaling $1,238,923 agreed to convert their notes into shares of the Company's common stock after the initial public offering of the Company's stock at $3.20 per share. As a result, the Company recorded an expense of $447,379 for the inducement to convert the debt, which was recorded as additional interest expense.

Note payable to customer

In March 2006, the Company signed a note payable with the counterparty in its restaurant industry license agreement for repayment of $384,525 of fees the Company collected and had recorded as deferred revenue. The note was unsecured and required varying monthly payments, including interest at 10% per year. The note was repaid in December 2006.

Long-Term Notes Payable — Related Parties

Convertible debenture payable

During 2005, the Company entered into a five-year convertible debenture payable with a related party for $3,000,000 that had an original maturity date of December 31, 2009. The debenture was unsecured and required quarterly interest payments at 10% per year. Interest expense could be paid with cash or in shares of the Company's common stock. The debenture holder received the option of converting the note into 30% of the then outstanding fully diluted shares of common stock. During 2006 and 2005, the Company issued 24,999 and 19,443 shares of its common stock to pay $225,000 and $175,000 of interest expense, respectively.

In March 2006, the holder of the $3,000,000 convertible debenture agreed to convert its debenture into 30% of the Company's common stock on a fully diluted basis, excluding shares issuable upon conversion of convertible notes and warrants issued in March, July and August 2006 and shares issued or issuable as a result of securities sold in the initial public offering, prior to the initial public offering of the Company's common stock. As a result, the debenture holder received 1,302,004 shares of the Company's common stock and the Company recorded an expense of $1,000,000 for the inducement to convert the debt, which was recorded as additional interest expense.

Convertible bridge notes payable

The Company has issued bridge notes to related parties. The notes were unsecured, accrued interest at 10% per year and had original varying maturity dates through December 2009. The notes were convertible at the discretion of the note holder, into shares of common stock as specified in each agreement, with a conversion rate of $9.00 per share or the current offering price of the Company's common stock, whichever was less.

As consideration for the loans, the lenders received shares of the Company's common stock and warrants to purchase shares of the Company's common stock. As of December 31, 2006, the note holders received a total of 36,106 shares of the Company's common stock and warrants to purchase 82,895 shares of the Company's common stock at $9.00 per share within terms ranging from two to five years from the note agreement date. The Company valued the common stock at $65,000 ($1.80 per share) based on an internal valuation of the Company's common stock during July 2004 in the absence of stock transactions. The fair value of the warrant granted was calculated at $30,374 using the Black-Scholes model.

The Company reduced the carrying value of the notes by amortizing the fair value of common stock and warrants granted in connection with the notes payable over the term of each original note. As of December 31, 2004, all of the convertible bridge notes payable had been extended to five year maturities without consideration. The remaining debt discount to be amortized was $0 at December 31, 2005.

In March 2006, the holders of convertible bridge notes totaling $683,550 agreed to convert their notes into shares of the Company's common stock after the initial public offering of the Company's stock at $3.20 per share. As a result, the Company recorded an expense of $246,832 for the inducement to convert the debt, which was recorded as additional interest expense.

Fair Value of Warrants

See Note 8 for further information regarding the assumptions used to calculate fair value of warrants issued in 2006.

NOTE 14: IMPAIRMENT OF NETWORK EQUIPMENT HELD FOR SALE

On August 10, 2007, the Company announced that its largest customer during 2007, NewSight Corporation ("NewSight"), had re-prioritized various elements of its planned digital signage system implementations, including a delay in the rollout of network installations into large, upscale malls, and the launch, installation and operation of digital signage networks in physicians' offices. In connection with NewSight's re-prioritization, the Company agreed to provide digital signage to retrofit 102 stores of an existing network and newly configure approximately 79 stores of a grocery store chain in the Midwest, Meijer, Inc. ("Meijer"), under a digital signage agreement.

In consideration of this undertaking to complete the Meijer Network (as defined below), the Company agreed to take a promissory note and security interest in certain equipment, while it understood NewSight was in the process of raising capital. Effective October 8, 2007, NewSight issued the Company a Secured Promissory Note (the "Note") for goods provided and services rendered, in an original principal amount of $1,760,177. In connection with the issuance of the Note, the Company also entered into a Security Agreement, dated October 12, 2007, with NewSight pursuant to which the Company acquired a security interest in certain collateral of NewSight, consisting of all existing and after-acquired video screens and monitors and other equipment for digital signage then or thereafter provided by the Company to NewSight, including all such equipment located in the Fashion Square Mall in Saginaw, Michigan and the Asheville Mall in Asheville, North Carolina, and any grocery store premises operated by Meijer and its affiliates (the "Meijer Network") and all related hardware, software and parts used in connection with such equipment or the Meijer Network and all proceeds from such personal property, but not including any intellectual property of NewSight (the "Collateral"). Pursuant to the Note, this debt obligation would mature on the first to occur of (1) successful completion of NewSight's financing efforts, or (2) December 31, 2007.

The Company extended the term of the Note to allow NewSight more time to complete its financing efforts, on January 7, 2008, April 4, 2008 and June 5, 2008. In connection with the first of such extensions, the Company agreed to credit NewSight customer deposits aggregating $277,488 against the amount of the Note. In connection with the second extension, the Company agreed to terminate several other agreements with NewSight: the physician office agreement to develop the "NewSight on Health" physicians network; the agreement for development of the Pyramid Mall network; and the 3-D software development agreement.

The Note, as amended, matured on August 15, 2008. NewSight's aggregate indebtedness to the Company, including the Note, accrued interest, and all accrued warehousing fees and expenses and network operating and maintenance expenses, totaled $2,761,608, net of deferred revenue of $1,029,796, at such date (the "Aggregate Indebtedness"). Given NewSight's inability to obtain financing that would have allowed it to repay this obligation and given the termination of NewSight's business relationship with Meijer regarding the Meijer Network, the Company entered into negotiations with NewSight and its principal creditor, Prentice Capital Management, L.P. ("Prentice"), to obtain ownership of the Collateral (other than the Released Collateral (as defined below)) (the "Surrendered Collateral") in recognition of its rights as a secured creditor. The "Released Collateral" represented Collateral presently installed at the stores operated by CBL Associated at the Fashion Square Mall and the Asheville Mall.

On August 21, 2008, the Company entered into a Turnover and Surrender Agreement with NewSight (the "Turnover and Surrender Agreement") under which NewSight surrendered, transferred and turned over to the Company, and the Company accepted, the Surrendered Collateral in full satisfaction of the Aggregate Indebtedness. The Company agreed that, except for the obligations under the Turnover and Surrender Agreement, NewSight has no further obligations to it. The Surrendered Collateral was turned over and surrendered to the Company on an "as is" and "where is" basis. Under the Turnover and Surrender Agreement, NewSight granted the Company an irrevocable license and consent to enter into any properties licensed to or leased by NewSight for the purpose of taking possession and control of such collateral. NewSight further agreed to indemnify and hold the Company and its subsidiary, and all of its shareholders, agents, officers and directors harmless against any and all claims, losses and expenses (including attorneys fees) related to any claims against them as a result of a breach of any covenant, representation or warranty by NewSight in the Turnover and Surrender Agreement, and claims by any creditor, shareholder or trustee of NewSight relating to the transfer and surrender under the Turnover and Surrender Agreement. The Company and NewSight also agreed to a mutual release of all claims except obligations arising under the Turnover and Surrender Agreement.

In addition, the Company entered into a Consent Agreement with Prentice on August 21, 2008 (the "Consent Agreement") pursuant to which Prentice consented to the terms and conditions of the Turnover and Surrender Agreement. The Consent Agreement also provided for the allocation of any future proceeds received or paid to the Company in connection with the Surrendered Collateral or the Meijer Network. In general, such funds would be applied in the following manner: (1) first to payment of the Company's expenses in connection with the turnover and surrender, (2) second to payment of the Company's expenses in connection with replacing, modifying or enhancing the Surrendered Collateral, (3) third to the Company in payment of the Aggregate Indebtedness, (4) fourth the next $100,000 of proceeds would be allocated 70% to the Company and 30% to Prentice, and (5) fifth all remaining proceeds would be allocated 50% to the Company and 50% to Prentice. These allocations also applied in the event of the sale or contribution by the Company of the Surrendered Collateral or the Meijer Network. However, such allocations did not apply to amounts paid or payable to the Company in payment or reimbursement of its monthly costs to operate or service the Meijer Network. The rights and interests granted by the Company to Prentice under the Consent Agreement were to expire on the third anniversary of the Consent Agreement. The Company and Prentice also generally agreed to a mutual release of all claims.

On August 21, 2008, the Company also entered into an Interim Operating Agreement with ABC National Television Sales, Inc. ("ABC") and Met/Hodder, Inc. ("MH") pursuant to which the parties continued to operate the Meijer Network through October 31, 2008 (the "Interim Operating Agreement"). The Company entered into the Interim Operating Agreement to continue to run the Meijer Network for an interim period necessary to establish a more permanent arrangement with respect to the Meijer Network ownership and placement in Meijer stores. The Company received $51,000, paid out of advertising revenues on the Meijer Network, under this agreement in 2008.

Meijer then sent a request for proposal to several national network providers, including the Company, to build out the remaining network of 82 stores and continue to support the existing network of 102 stores in which the Company owned the network hardware. The Company had expected Meijer to choose one of these network providers in the fourth quarter of 2008, with which to move forward. As of September 30, 2008, the Company had reclassified the NewSight account receivable balance of $2,429,884, deferred revenue of $1,029,796, deferred costs of $585,538, and the accrued finder's fees of $48,464 to Network equipment held for sale totaling $1,937,162. This asset appeared as a separate line on the balance sheet as a current asset at September 30, 2008.

Subsequent to December 31, 2008, Meijer abandoned plans to maintain the network. As a result, the Company moved approximately $171,000 of equipment from the in-box collateral base into inventory and recorded an impairment loss in the fourth quarter of 2008 on the remaining $1,766,072 of network equipment held for sale.

NOTE 15: SEVERANCE EXPENSE

In June 2008, the Company announced that John Witham had resigned from his positions as the Company's Executive Vice President and Chief Financial Officer. The Board of Directors approved an arrangement whereby in consideration for Mr. Witham's execution of a reasonable and customary release, Mr. Witham would receive severance payments equal to one and a half times his base salary, one and a half times his prior year bonus, medical (COBRA) benefits for one year, and payment for accrued, unused paid time off, as set forth in his employment agreement for a termination without cause, as well as an extension of the amount of time Mr. Witham has to exercise vested stock options. In the second quarter of 2008, the Company recorded total charges of $353,000 related to Mr. Witham's separation.

In September 2008, the Company announced that Jeffrey Mack had resigned from his positions as the Company's Chairman of the Board of Directors, President and Chief Executive Officer. The Board of Directors approved an arrangement whereby in consideration for Mr. Mack's execution of a reasonable and customary release, Mr. Mack would receive severance payments equal to one year's base salary, medical (COBRA) benefits for one year, accelerated vesting of options for the purchase of 120,000 shares at $2.80 per share, and a 90-day extension of the post-termination exercisability of (a) such options and (b) warrants for the purchase of 35,354 shares at $2.25 per share. In the third quarter of 2008, the Company recorded total charges of $286,000 for severance expense, as well as $94,000 of non-cash stock-based compensation, related to Mr. Mack's separation.

In November and December 2008, the Company announced workforce reductions of 35 and 27 people, respectively, including employees and contractors at both its U.S. and Canadian operations to better match its infrastructure and expenses with sales levels and current client projects. Coupled with three other U.S. employee resignations prior to the December reduction in force, these actions resulted in an approximate 40 percent total headcount reduction during the fourth quarter of 2008. The combined severance expense from the two workforce reductions totaled $274,000.

The following table provides financial information on the employee severance expense and remaining accrued balance at December 31, 2008:

	Accrual June 30, 2008	Net Additions	Payments	Accrual December 31, 2008
Employee severance expense	$353,000	$560,000	$(331,000)	$582,000

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to our Pre-Effective Amendment No. 1 to our Form SB-2 filed on October 12, 2006 (File No. 333-136972)).
3.2	Bylaws of the Registrant, as amended (incorporated by reference to our Quarterly Report on Form 10-QSB filed on November 14, 2007 (File No. 001-33169)).
4.1	See exhibits 3.1 and 3.2.
4.2	Specimen common stock certificate of the Registrant (incorporated by reference to Pre-Effective Amendment No. 1 to our Form SB-2 filed on October 12, 2006 (File No. 333-136972)).
4.3	Form of Current Warrant to Purchase Common Stock of the Registrant (incorporated by reference to our Registration Statement on Form SB-2 filed on August 29, 2006 (File No. 333-136972)).
4.4	Form of Previous Warrant to Purchase Common Stock of the Registrant (incorporated by reference to our Registration Statement on Form SB-2 filed on August 29, 2006 (File No. 333-136972)).
10.1	Wireless Ronin Technologies, Inc. Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on October 2, 2007 (File No. 001-33169)).
10.2	Wireless Ronin Technologies, Inc. 2006 Non-Employee Director Stock Option Plan (incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on December 26, 2006 (File No. 001-33169)).
10.3	Employment Agreement, dated as of April 1, 2006, between the Registrant and Scott W. Koller (incorporated by reference to our Registration Statement on Form SB-2 filed on August 29, 2006 (File No. 333-136972)).
10.4	Amended and Restated Employment Agreement, dated as of December 13, 2006 between the Registrant and Brian S. Anderson (incorporated by reference to our Current Report on Form 8-K/A filed on December 15, 2006 (File No. 001-33169)).
10.5	Form of Non-Qualified Stock Option Agreement Granted under the Wireless Ronin Technologies, Inc. 2006 Equity Incentive Plan (incorporated by reference to our Registration Statement on Form SB-2 filed on August 29, 2006 (File No. 333-136972)).
10.6	Form of Incentive Stock Option Agreement Granted under the 2006 Equity Incentive Plan (incorporated by reference to our Registration Statement on Form SB-2 filed on August 29, 2006 (File No. 333-136972)).
10.7	Form of Previous Option Agreement Granted under the Wireless Technologies, Inc. 2006 Non-Employee Director Stock Option Plan (incorporated by reference to Pre-Effective Amendment No. 2 to our Form SB-2 filed on October 30, 2006 (File No. 333-136972)).
10.8	Mutual Termination, Release and Agreement, dated February 13, 2007, between the Registrant and The Marshall Special Assets Group, Inc. (incorporated by reference to our Current Report on Form 8-K filed on February 16, 2007 (File No. 001-33169)).
10.9	Lease Agreement by and between the Registrant and Utah State Retirement Investment Fund, dated April 26, 2007 (incorporated by reference to our Current Report on Form 8-K filed on April 30, 2007 (File No. 001-33169)).
10.10	Underwriting Agreement by and between the Registrant, ThinkEquity Partners, LLC and Feltl and Company, Inc., as Representatives of the several underwriters dated June 13, 2007 (incorporated by reference to our Registration Statement on Form SB-2 filed on June 14, 2007 (File No. 333-143725)).
10.11	Stock Purchase Agreement by and between the Company, Robert Whent, Alan Buterbaugh and Marlene Buterbaugh, dated August 1, 2007 (incorporated by reference to our Current Report on Form 8-K filed on August 3, 2007 (File No. 001-33169)).
10.12	Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan (incorporated by reference to our Definitive Proxy Statement on Schedule 14A filed on October 2, 2007 (File No. 001-33169)).

Exhibit Number	Description
10.13	Digital Signage Agreement by and between the Registrant and NewSight Corporation, effective October 12, 2007 (incorporated by reference to our Current Report on Form 8-K filed on October 18, 2007 (File No. 001-33169)).
10.14	Security Agreement by and between the Registrant and NewSight Corporation, effective October 12, 2007 (incorporated by reference to our Current Report on Form 8-K filed on October 18, 2007 (File No. 001-33169)).
10.15	Subordination Agreement by and between the Registrant and Prentice Capital Management, LP, effective October 12, 2007 (incorporated by reference to our Current Report on Form 8-K filed on October 18, 2007 (File No. 001-33169)).
10.16	Secured Promissory Note from NewSight Corporation, Maker, to the Registrant, Payee, dated October 8, 2007 (incorporated by reference to our Current Report on Form 8-K filed on October 18, 2007 (File No. 001-33169)).
10.17	Letter Agreement by and between the Registrant and NewSight Corporation, dated January 7, 2008 (incorporated by reference to our Current Report on Form 8-K filed on January 9, 2008 (File No. 001-33169)).
10.18	Letter Agreement by and between Wireless Ronin Technologies, Inc. and NewSight Corporation, dated April 4, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on April 8, 2008 (File No. 001-33169)).
10.19	Employment Agreement, dated as of August 16, 2007, between Wireless Ronin Technologies (Canada), Inc. and Robert W. Whent (incorporated by reference to our Quarterly Report on Form 10-Q filed on May 9, 2008 (File No. 001-33169)).
10.20	Letter Agreement by and between Wireless Ronin Technologies, Inc. and NewSight Corporation, dated June 4, 2008 (incorporated by reference to our Current Report on Form 8-K filed on June 5, 2008 (File No. 001-33169)).
10.21	Form of Amendment to Executive Employment Agreements, entered into by the Registrant and each of our executive officers, dated May 8, 2008 ((incorporated by reference to our Quarterly Report on Form 10-Q filed on August 8, 2008 (File No. 001-33169)).
10.22	Separation Agreement and General Release between the Registrant and John A. Witham, dated July 1, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 8, 2008 (File No. 001-33169)).
10.23	Form of Current Non-Qualified Stock Option Agreement for Non-Employee Directors under the Registrant's Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.24	Form of Non-Qualified Stock Option Agreement for Stephen F. Birke under the Registrant's Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.25	Separation Agreement and General Release between the Registrant and Jeffrey C. Mack, dated September 23, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.26	Turnover and Surrender Agreement by and between the Registrant and NewSight Corporation, dated August 21, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.27	Consent Agreement by and between the Registrant and Prentice, dated August 21, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.28	Interim Operating Agreement by and between the Registrant, ABC National Television Sales, Inc. and Met/Hodder, Inc., dated August 21, 2008 (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 10, 2008) (File No. 001-33169)).
10.29	Executive Employment Agreement between James C. Granger and the Registrant, dated December 17, 2008 (incorporated by reference to our Current Report on Form 8-K filed December 23, 2008 (File No. 001-33169))

Exhibit Number	Description
10.30	Senior Management Bonus Plan (incorporated by reference to our Current Report on Form 8-K filed December 23, 2008 (File No. 001-33169)).
10.31	Form of Amendment to Executive Employment Agreements, entered into by the Registrant and each of our executive officers, dated December 31, 2008.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney (included on Signature Page).
31.1	Chief Executive Officer Certification pursuant to Exchange Act Rule 13a-14(a).
31.2	Chief Financial Officer Certification pursuant to Exchange Act Rule 13a-14(a).
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350.
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350.

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WIRELESS RONIN® TECHNOLOGIES

WIRELESS RONIN TECHNOLOGIES, INC.
2008 QUARTERLY RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL DATA
(unaudited)

Reconciliation Between GAAP and Non-GAAP Operating Loss

	2007					2008				
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
GAAP operating loss	$ (3,191,491)	$ (1,248,763)	$ (2,831,425)	$ (4,043,343)	$ (11,315,022)	$ (4,462,143)	$ (5,117,933)	$ (4,751,813)	$ (6,980,579)	$ (21,312,468)
Non-GAAP Adjustments:										
Depreciation and amortization	66,366	74,407	124,844	385,940	651,557	250,946	336,715	295,986	342,180	1,225,827
Old building remaining lease obligation write-off	-	-	191,207	-	191,207	-	-	-	55,650	55,650
Termination partnership agreement	653,995	-	-	50,000	703,995	-	-	-	50,000	50,000
Stock-based compensation expense	596,020	136,339	148,544	286,268	1,167,171	395,219	305,911	200,869	410,957	1,312,956
Impairment of network equipment held for sale	-	-	-	-	-	-	-	-	1,766,072	1,766,072
Impairment of intangible assets	-	-	-	-	-	-	-	-	1,264,870	1,264,870
Severance	-	-	-	-	-	120,000	353,000	286,000	274,000	1,033,000
Total Non-GAAP operating expense adjustment	1,316,381	210,746	464,595	722,208	2,713,930	766,165	995,626	782,855	4,163,729	6,708,375
Non-GAAP operating loss	$ (1,875,110)	$ (1,038,017)	$ (2,366,830)	$ (3,321,135)	$ (8,601,092)	$ (3,695,978)	$ (4,122,307)	$ (3,968,958)	$ (2,816,850)	$ (14,604,093)
Non-GAAP operating loss per common share	$ (0.19)	$ (0.10)	$ (0.16)	$ (0.23)	$ (0.70)	$ (0.25)	$ (0.28)	$ (0.27)	$ (0.19)	$ (1.00)

Reconciliation Between GAAP and Non-GAAP Gross Profit Margin

	2007 Q1	2007 Q2	2007 Q3	2007 Q4	2007 TOTAL	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 TOTAL
GAAP sales	$ 196,436	$ 3,054,863	$ 1,123,933	$ 1,609,681	$ 5,984,913	$ 1,933,514	$ 1,596,223	$ 1,949,532	$ 1,902,133	$ 7,381,402
Deferred customer revenue	-	-	89,775	808,291	898,066	-	79,730	-	-	79,730
Network operations center	-	-	(6,510)	(11,630)	(18,140)	(95,664)	(39,036)	(99,019)	(100,435)	(334,154)
Non-GAAP sales	196,436	3,054,863	1,207,198	2,406,342	6,864,839	1,837,850	1,636,917	1,850,513	1,801,698	7,126,978
GAAP cost of sales	103,263	1,873,024	709,765	1,206,315	3,892,367	1,534,796	1,534,341	1,847,257	1,672,895	6,589,289
Deferred customer costs	-	-	-	476,679	476,679	47,826	50,538	-	-	98,364
Inventory adjustment	-	-	-	(73,018)	(73,018)	-	-	-	(64,688)	(64,688)
Network operations center	-	(33,375)	(74,127)	(98,806)	(206,308)	(190,955)	(281,100)	(317,807)	(257,172)	(1,047,034)
Non-GAAP cost of sales	103,263	1,839,649	635,638	1,511,170	4,089,720	1,391,667	1,303,779	1,529,450	1,351,035	5,575,931
Non-GAAP gross profit	$ 93,173	$ 1,215,214	$ 571,560	$ 895,172	$ 2,775,119	$ 446,183	$ 333,138	$ 321,063	$ 450,663	$ 1,551,047
GAAP gross profit margin	47.4%	38.7%	36.8%	25.1%	35.0%	20.6%	3.9%	5.2%	12.1%	10.7%
Non-GAAP gross profit margin	47.4%	39.8%	47.3%	37.2%	40.4%	24.3%	20.4%	17.3%	25.0%	21.8%

WIRELESS RONIN®
TECHNOLOGIES

Executive Officers

James C. (Jim) Granger, President and CEO

Scott W. Koller, EVP and Chief Operating Officer

Darin P. McAreavey, VP and Chief Financial Officer

Linda K. Hofflander, VP and Chief Marketing Officer

Alan D. Buterbaugh, SVP, Content Engineering and General Manager (Canada Operations)

Scott N. Ross, VP, General Counsel and Secretary

Board of Directors

Gregory T. Barnum, Chairman

Stephen F. Birke

James C. (Jim) Granger

Thomas J. Moudry

Geoffrey J. Obeney

Dr. William F. Schnell

Brett A. Shockley

RONINCAST®

Dynamic Digital Signage

Baker Technologies Plaza North
5929 Baker Road, Suite 475
Minneapolis, MN, 55345 · USA
Toll Free: 888.369.7678

Rhodes Business Centre
4510 Rhodes Drive, Suite 800
Windsor, ON, N8W 5C2 · Canada
Toll Free: 800.335.0028

www.wirelessronin.com

COMMUNICATING AT LIFE SPEED™